As confidentially submitted with the Securities and Exchange Commission on December 2, 2015.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Rapid Finance Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem, Esq. Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, California 94025-4110 United States of America (650) 838-3600	Adam Fleisher Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Robert K. Williams Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong + (852) 2521 4122

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value $0.0001 per share(1)	$	$

(1)	American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2015

                American Depositary Shares

China Rapid Finance Limited

Representing                      Ordinary Shares

China Rapid Finance Limited is offering              American depositary shares, or ADSs. Each ADS represents              ordinary shares, par value US$0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or shares. We anticipate the initial public offering price of our ADSs will be between US$             and US$             per ADS.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our ADSs have been approved for listing on the              under the symbol “             .”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE US$             AN ADS

	Price to public	Underwriting discounts and commissions	Proceeds before expenses to company
Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters the right to purchase up to              additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                    , 2015.

MORGAN STANLEY	CITIGROUP	JEFFERIES

                    , 2015

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2015 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. In addition, this prospectus contains information from a report prepared by Oliver Wyman, Inc., or Oliver Wyman, a leading global management consulting firm. Oliver Wyman was commissioned by us to provide information on the marketplace lending industry in China.

Our Business

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 4.2 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$900 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 101 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology to acquire customers on a massive scale at low cost. With this proprietary technology, we are able to analyze non-credit data from multiple alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We have proven our expertise over 15 years of working with some of China’s largest banks to help them issue over 100 million credit cards. According to Oliver Wyman, we are China’s leading marketplace for consumer credit with automated decisioning technology, which includes a decisioning engine, machine learning and algorithms capable of analyzing big data. We believe that we are also China’s only consumer finance marketplace capable of harnessing alternative sources of data, including online social media, search, browsing and transactional activity, to assess creditworthiness.

We have established strategic relationships with leading companies in China, including Tencent and Baidu, through which we leverage valuable big data on hundreds of millions of Chinese consumers. Using our predictive selection technology, we analyze this data to efficiently select potential EMMA borrowers for our platform. This, in turn, attracts investors to invest through our marketplace. We are also in active discussions regarding potential new collaboration arrangements with additional Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment service providers to enable us to reach more potential qualified EMMA borrowers.

China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$550 billion) by 2020 according to Oliver Wyman. We believe that banks have historically not extended credit to EMMAs due to the absence of credit data, the high costs of traditional data collection and the inability of banks to engage in variable pricing, which refers to the practice of charging different interest rates to different borrowers based on credit quality. As a result, hundreds of millions of financially active and technologically savvy consumers in China lack access to affordable credit.

Our proprietary technology enables us to uniquely provide affordable credit access for EMMAs. Although traditional consumer credit information on most potential borrowers in China is not available, we are able to access vast amounts of valuable information regarding the online behavior of EMMAs through our cooperation partners. Our technology, which was developed based on our “test and learn” operating philosophy, provides a reliable and quantifiable link between this digital data and consumers’ creditworthiness. Our predictive selection technology identifies and evaluates qualified EMMAs for the loans facilitated on our marketplace, and our credit scoring and automated decisioning technologies determine whether, and on what terms, a loan should be offered.

These technology and data access advantages have enabled us to become the most efficient and scalable consumer marketplace in China. Our end-to-end automation allows us to match these EMMAs and investors and execute transactions in an efficient and cost-effective manner. Our ability to access and analyze alternative sources of data on potential borrowers allows us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology. Collectively, this results in lower borrowing costs for our customers and creates a network effect whereby we are able to attract and retain more quality EMMAs to our marketplace. According to Oliver Wyman, our online acquisition cost per borrower is a fraction of that of our competitors, as shown in the table below.

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by press releases, China Rapid Finance and expert interviews.

Based on these costs per borrower, the direct sales, open application and predictive selection technology models would require US$640 million, US$64 million and US$20 million, respectively, to acquire one million customers. Therefore, we believe that our predictive selection technology model enables us to be massively more scalable than our competitors. As a result of our cost advantage, we were able to acquire more than 530,000 borrowers on our marketplace in the nine months ended September 30, 2015, representing more customer acquisitions than all of our competitors combined in that period, according to Oliver Wyman.

We believe that as our customers continue to use our platform for additional borrowing, the average lifetime value of these borrowers, which is defined as revenue net of direct cost per borrower, will significantly exceed the acquisition cost per borrower.

Our mission is to serve the lifetime credit needs of EMMAs through comprehensive and attractive product offerings, resulting in strong recurring revenue. Our unique omnichannel marketplace allows hundreds of millions of EMMAs to obtain rapid access to affordable credit for the first time and thereafter have access to a wide variety of loan products with varying principal amounts, maturities, and interest rates.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$950). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$16,000). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued.

As EMMAs on our platform develop a track record of timely loan repayment, they are able to further reduce their costs of borrowing and access lifestyle loans on more attractive terms. We are also testing other loan products to serve EMMAs’ evolving lifetime credit needs.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of September 30, 2015, 64% of the borrowers on our marketplace since our inception had returned for at least one additional loan and 55% of the borrowers on our marketplace had returned for at least two additional loans.

Repeat Borrowers

Market Opportunity and Our Marketplace

We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. According to Oliver Wyman, the demand for consumer credit by this segment of China’s population continues to grow rapidly and this segment of China’s population is poised to become the principal engine of consumer spending over the next decade. According to Oliver Wyman, China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$550 billion) by 2020. Marketplace loan amount in China is expected to grow at a CAGR of approximately 93% to RMB5.4 trillion (approximately US$900 billion) in 2020.

China’s current banking system, however, is unable to address the borrowing needs of EMMAs, particularly those of salaried private sector employees and sole proprietors. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. Because banks typically do not extend credit to EMMAs, the vast majority of China’s population is underserved by the current banking system and is seeking alternative solutions. As a result, the PRC government has introduced new guidelines and regulations to help facilitate non-bank credit access to these underserved consumers.

To address this market opportunity, we have developed a marketplace that provides benefits to both borrowers and investors. Borrowers benefit from access to affordable, unsecured credit; rapid and efficient credit scoring and decisioning; the ability to build a credit history; and transparent pricing and loan terms. Investors benefit from access to untapped borrowers for attractive returns that are less correlated with general market trends, as well as transparent reporting and payment practices.

Our Competitive Strengths

We have been able to establish a leadership position in China’s consumer lending industry because we are the only lending marketplace in China to offer all of the following: (1) predictive selection technology, (2) automated decisioning technology, (3) non-credit data analytics and (4) variable pricing capabilities. This unique set of capabilities has allowed us to create a marketplace offering affordable credit for EMMAs that neither traditional banks nor our competitors are able to serve. We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of our substantial market opportunity:

•	Leading online consumer lending marketplace in China. We operate China’s largest and fastest growing consumer lending marketplace in terms of total number of loans with more than 4.2 million loans facilitated since inception. According to Oliver Wyman, the daily average number of consumer finance loans facilitated on our marketplace exceeds the daily average aggregate number of such loans made through all competing consumer lending marketplaces in China, and our mobile-based loans accounted for 74% of the total number of online consumer finance loans in China facilitated by consumer lending marketplaces in the six months ended July 15, 2015.

•	Expansive customer reach to EMMAs through multiple channels and data sources. We have entered into strategic relationships with leading China-based companies, including Tencent and Baidu, through which we are able to leverage a vast amount of consumer data regarding online social media, search, browsing and transactional activity, to which we can apply our predictive selection, credit scoring and automated decisioning technologies and algorithms. In addition, our network of 101 data verification centers located throughout China gives us the ability to directly reach customers to collect and verify traditional and non-traditional sources of data, such as bank records, utility and phone bills, place of employment and condition of residences.

•	Predictive selection technology enabling large-scale, low-cost acquisition of quality borrowers. We have developed proprietary predictive selection technology that successfully addresses China’s consumer credit data limitations and can analyze alternative sources of data to predict the likelihood of potential borrowers to repay loans. The application of our predictive selection technology allows us to reduce our average customer acquisition cost. This creates a network effect whereby we are increasingly able to attract and retain more quality EMMAs to our marketplace.

•	Automated decisioning technology enabling centralized and efficient risk assessment. According to Oliver Wyman, our company, FICO and Experian are the only three companies with credit decisioning science technology in China, and we are the only one of these companies that facilitates loans. Our centralized and automated loan approval processes allow us to make immediate system-wide changes to the loan approval criteria applied throughout our operations. Proprietary information and knowledge we obtain through one channel can be applied to other channels to continually improve and enhance our loan decisioning processes.

•	Comprehensive range of consumer loan products generating recurring revenue from repeat borrowers. Our marketplace offers a range of loan products with varying principal amounts, maturities, interest rates and other terms to serve EMMAs’ lifetime credit needs. As borrowers on our platform develop a track record of timely loan repayment, they are able to progressively reduce their costs of borrowing and access loans on more attractive terms. 64% of borrowers had returned to our marketplace for at least one additional loan as of September 30, 2015, demonstrating high customer satisfaction and recurring demand for loans.

•	Attractive returns with transparent reporting. By taking advantage of our proprietary predictive selection technology, variable pricing and automatic decisioning technology, investors are able to achieve attractive returns while diversifying their credit exposure to include EMMAs. Average returns on our marketplace are also significantly higher than those achieved through other traditional investment channels in China, including bank deposits, insurance and wealth management products. In addition, we pride ourselves on our compliance with regulatory requirements and adoption of industry best practices, including third-party audits, entrustment services with China Construction Bank, or CCB, transparent disclosure of all fees, interest rates and risks and timely and accurate reporting of account balances and fund flows.

•	Recognized industry leaders on our management and advisory teams. We have a strong management team with a long history in consumer finance in both the United States and China. Our founder and chief executive officer, Dr. Zane Wang, is a leader in the credit analytics and decision science industries in both the U.S. and China. He has played a key role in setting industry standards for credit analytics and developing consumer credit infrastructure in China. Our advisors Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express, are recognized as pioneers in the global consumer credit industry. Another advisor, Joe Zhang, is a former PBOC manager and is currently chairman of China Smartpay and a recognized authority on non-bank lending in China.

Our Strategies

Leveraging our competitive strengths discussed above, we plan to implement the following key strategies to extend our leadership position in facilitating consumer loans to China’s EMMAs and achieve our mission of fulfilling their lifetime credit needs:

•	Meet the evolving lifetime credit needs of EMMAs. Our marketplace offers a comprehensive range of both consumption and lifestyle loans of varying maturities to meet EMMAs’ evolving credit needs. As China’s economy develops, we expect the needs of EMMAs will also change. We plan to develop new products to meet their needs as they evolve in order to optimize the retention of borrowers and increase our repeat customer value.

•	Continue to add new channels and data sources and further penetrate our total addressable market. We are in active discussions with other potential cooperation partners, including Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment providers to reach more potential borrowers.

•	Invest in our technology platform. We are a technology-driven company and we plan to continue to make significant investments in our proprietary technologies, algorithms and data sources to increase the speed and scale at which our marketplace can facilitate loans. We plan to further develop and upgrade our Internet and mobile-based applications to provide more convenient, secure and rapid marketplace services. We also plan to continue to apply our “test and learn” operating philosophy and refine our predictive selection, credit scoring and automated decisioning technologies to adapt to new data.

•	Further diversify our marketplace’s investor base. We currently promote our marketplace to investors through our investor service centers as well as through the Internet and mobile devices. We plan to expand our network of investor service centers to increase the number of retail investors, and also seek to attract local and international institutional investors.

•	Enhance the profile of our brand. We plan to invest further in the development of our brand. To date, we have engaged in only targeted marketing campaigns. We will increase our investment in both online and offline marketing and advertising channels, as well as co-branding initiatives with leading Internet companies in China, such as Tencent and Baidu.

Selected Risks Related to Our Business

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The risks below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 16, which you should read in its entirety.

•	The marketplace lending industry is a new and evolving industry.

•	We may not be able to manage our growth effectively.

•	Our marketplace may not have adequate funding from investors and access to adequate lending capital.

•	We may incur net losses in the future.

•	Our proprietary credit assessment technology may not be effective.

•	Our quarterly results may fluctuate significantly.

•	We may not be able to maintain relationships with cooperation partners or develop new relationships with potential cooperation partners.

•	The regulatory framework for our business may evolve and there may be new laws, regulations, measures or interpretive releases to regulate marketplace lending.

Corporate Information

We were formed as a Delaware limited liability company on July 12, 2004 under the name “China Risk Finance LLC.” On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. For a further description of our corporate history and restructuring, see “History and Reorganization.” Our corporate headquarters is located at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China. Our telephone number is +86-21-6032-5999. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Our website address is http://www.chinarapidfinance.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to              additional ADSs representing              ordinary shares from us.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“big data” refers to voluminous structured and unstructured data from multiple sources and in multiple formats;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“CRF,” “we,” “us,” “our company” and “our” refer to China Rapid Finance Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

•	“investors” refers to lenders of capital on our marketplace, unless the context indicates otherwise;

•	“mass affluent investors” refers to investors with investable assets of between RMB600,000 (approximately US$100,000) and RMB3.0 million (approximately US$0.5 million);

•	“ordinary shares” refers to the common shares representing membership interests of China Risk Finance LLC which were converted to ordinary shares, par value US$0.0001 per share, of China Rapid Finance Limited upon the completion of the conversion by way of continuation to the Cayman Islands;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiaries in China is the Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.3556 to US$1.00, the noon buying rate on September 30, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S.

dollars or Renminbi, as the case may be, at any particular rate or at all. On November 27, 2015, the noon buying rate for Renminbi was RMB6.3945 to US$1.00.

In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full).

The ADSs	Each ADS represents ordinary shares of par value US$0.0001 per share.

The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we intend to use the net proceeds from this offering to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform. We may also use a portion of the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, our management will have discretion in the application of net proceeds to us from this offering.

In the event that the initial public offering price per ADS is not finally determined to be US$ , the amount of proceeds for each use set out above will be adjusted on a pro rata basis. See “Use of Proceeds” for more information.

symbol

Depositary

Lock-up	We, our directors and executive officers, all of our existing shareholders and certain of our incentive shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, through a letter agreement, we have agreed to instruct , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of . The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon ordinary shares outstanding as of the date of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing ordinary shares; and

•	excludes ordinary shares reserved for future issuances under our 2015 Equity Incentive Plan as of the date of this prospectus.

Summary Historical Financial Information of our Company

The following summary consolidated financial data for the two years ended December 31, 2013 and 2014, and as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the nine months ended September 30, 2014 and 2015, and as of September 30, 2015, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the two years ended December 31, 2014 and for the nine months ended September 30, 2014 and 2015.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013		2014		2014		2015
	US$		US$		US$		US$
	(in thousands, except share data and per share data)
Summary Consolidated Statement of Comprehensive Income:
Gross transaction and service fees	39,631		60,281		40,885		45,537

Customer acquisition incentive	—		—		—		3,690

Revenue
Transaction and service fees (net of customer acquisition incentive)		39,631		60,281		40,885		41,847
Other revenue		929		1,027		666		753

		40,560		61,308		41,551		42,600

Allowance for loan losses		(133)		(580)		(376)		(3,835)
Business and related taxes and surcharges		(2,288)		(2,960)		(1,959)		(2,412)

Net revenue		38,139		57,768		39,216		36,353

Operating expense
Servicing expenses		(4,187)		(7,465)		(5,808)		(9,734)
Sales and marketing expenses		(16,726)		(27,347)		(20,832)		(21,591)
General and administrative expenses		(12,995)		(23,739)		(17,262)		(27,462)

Total operating expenses		(33,908)		(58,551)		(43,902)		(58,787)

Other income
Other income, net		851		1,267		1,178		(2,699)

Profit (loss) before income tax expenses		5,082		484		(3,508)		(25,133)
Income tax expense		(1,332)		(353)		(314)		(616)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	US$	US$	US$	US$
	(in thousands, except share data and per share data)
Net profit (loss)	3,750	131	(3,822)	(25,749)
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)	(216)	(216)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)	(1,216)	(1,216)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	(490)
Allocation of net profit to participating preferred shareholders	(735)	—	—	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)	(5,254)	(27,671)

Net profit (loss)	3,750	131	(3,822)	(25,749)
Foreign currency translation adjustment, net of nil tax	142	1	318	(390)

Comprehensive income (loss)	3,892	132	(3,504)	(26,139)

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	15,977,212	16,084,124	16,077,890	16,224,408
Diluted	17,506,132	16,084,124	16,077,890	16,224,408
Earnings (loss) per share attributable to ordinary shareholders
Basic	0.04	(0.11)	(0.33)	(1.71)
Diluted	0.04	(0.11)	(0.33)	(1.71)

The following table presents our summary consolidated balance sheet data as of December 31, 2013 and 2014 and September 30, 2015.

	As of December 31,		As of September 30,
	2013	2014	2015	2015
	US$	US$	US$ (unaudited)	US$ Pro forma(1)(2) (unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and restricted cash	26,872	11,031	30,618	30,618
Total assets	41,764	41,299	60,824	60,824
Total liabilities	32,383	31,606	38,212	38,212
Total mezzanine equity	36,201	38,110	78,689	—
Total shareholders’ (deficit) equity	(26,820)	(28,417)	(56,077)	22,612

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.
(2)	Assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-for-one basis, as if the conversion had occurred as of September 30, 2015.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,		As of or for the Nine Months Ended September 30,
	2013	2014	2014	2015
Number of loans facilitated(1)	34,986	63,251	29,033	3,386,027
Number of borrowers(2)	51,588	101,384	79,184	632,211
Loan volume (in US$ millions)(3)	220.0	350.1	226.3	505.7
Gross transaction and service fee (in US$ millions)(4)	39.6	60.3	40.9	45.5
Repeat borrower rate(5)	4%	10%	5%	64%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross transaction and service fee is defined as transaction and service fee (net of customer acquisitive incentive) plus customer acquisition incentive.
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ADSs. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The marketplace lending industry is a new and evolving industry, and we may not succeed.

Although we began operations in 2001 in the credit analytics industry, we only began operating our marketplace in 2010 and our large-scale online and mobile-based channels in February 2015. The marketplace lending industry is a new and evolving industry, particularly in China. We are subject to all risks inherent in a developing business enterprise in a new and evolving industry. Our likelihood of continued success must be considered in light of the challenges, uncertainties, expenses, difficulties, complications, and delays frequently encountered in connection with a new and evolving industry and the competitive and regulatory environment in which we operate. China’s marketplace lending industry in general may not become accepted or be viable in the long term, particularly if PRC laws and regulations change in ways that do not favor our development. If that happens, there may not be an adequate market for the loan products facilitated on our marketplace. As a new industry, there are not established players whose business models we can follow or build upon. Similarly, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company.

Borrowers may not view marketplace lending obligations facilitated on our multi-data, omnichannel platform as having the same consequences for default as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a borrower defaults on his or her payment obligations on a loan or chooses not to repay his or her loan entirely, the investor funding the loan may not realize the expected return on its investment. This could discourage investors from lending on our marketplace, which could materially and adversely affect our business. If that happens, our business could be materially impacted.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by businesses that, like us, are in their early stages of development. For example, unanticipated expenses, challenges and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to the new products and services on our marketplace. We may not be able to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, such failure could materially harm our business to the point of having to cease operations and could impair the value of our ADSs.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We have experienced significant growth in 2015, particularly with respect to our online and mobile-based channels, including the number of borrowers and investors and the total number of loans facilitated on them. However, our current rate of growth may not continue at the same pace, or at all. Any slowdown in our growth could adversely affect our prospects, results of operations and financial condition.

We have a limited operating history under our current business model, and we have encountered and will continue to encounter risks, uncertainties, expenses and difficulties as we continue to develop and expand our business, including:

•	navigating complex and evolving regulatory and competitive environments;

•	increasing the number of borrowers and investors utilizing our marketplace;

•	increasing the volume of loans facilitated through our marketplace and transaction fees received through our marketplace;

•	entering into new markets and introducing new loan and investment products;

•	continuing to revise and update the effectiveness, scale and speed of our marketplace’s advanced proprietary credit assessment technology;

•	continuing to develop, maintain and scale our platform;

•	continuing to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•	further expanding our network of data verification centers and investor service centers;

•	effectively using human and technology resources;

•	effectively maintaining and scaling our financial and risk management controls and procedures;

•	managing the increased general administrative experience of a growing public company, including legal, accounting and other compliance expenses;

•	maintaining the security of our platform and the confidentiality of the information provided and utilized across platform; and

•	attracting, integrating and retaining qualified employees.

If we are not able to timely and effectively address these requirements, our business and results of operations may be harmed.

Our marketplace requires adequate funding from investors and access to adequate lending capital cannot be assured.

Our business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. A large portion of the lending capital for our platform is currently derived from mass affluent investors. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we will need to optimize the investor composition of our marketplace to include more investors generally and also a higher number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there is an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfill all of the loan requests. If adequate funds are not available to meet borrowers’ demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

We may incur net losses in the future.

We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential borrowers, investors and cooperation partners and further enhance and develop our loan products, marketplace and unique, multi-data omnichannel distribution model. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. We may incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

If our proprietary credit assessment technology is ineffective, our platform may be less attractive to potential borrowers and investors, our reputation may be harmed and our market share could decline.

Our ability to attract potential borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace. We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decisioning technology, to assign each potential borrower and loan offered on our marketplace a grade. Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, search and employment information, which may not effectively predict future loan losses.

We refine our proprietary credit assessment technology based on new data and changing macro and economic conditions. To the extent the credit assessment technology we use to assess the creditworthiness of potential customers does not adequately identify potential risks, is ineffective or the data provided by potential borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans. The types of errors could make our platform less attractive to potential investors as well as potential borrowers, damage our reputation in the market and result in a decline in our market share.

We rely on data from third parties and prospective borrowers for the successful operation of our platform, and this data may be inaccurate or may not accurately reflect the potential borrower’s creditworthiness, which may cause us to inaccurately price loans facilitated through our marketplace and cause our reputation to be harmed.

Our ability to review and select quality potential borrowers and attract investors depends on credit, identification, employment and other relevant information that we receive from prospective borrowers and third parties, including PBOC credit reporting platforms, credit bureaus, data vendors and social media and consumer transaction companies, such as Tencent and Baidu. In addition to traditional data points used to analyze potential borrowers’ creditworthiness, we also rely on other behavioral data, including online, social media, search, browsing and transactional data.

Unlike many developed countries, China does not have a well-developed centralized credit reporting system. Although we take steps to verify potential borrower data and identities as described elsewhere in this prospectus, the potential borrower information may nevertheless be inaccurate or incomplete. For example, for borrowers having a bank account, we rely on banks’ verification of identity. Moreover, investors do not, and will not, have access to financial statements of potential borrowers or to other detailed financial information about potential borrowers. Rather, investors rely on our credit assessment technology to assign differentiated credit score and corresponding grades to potential borrowers in order to assess the creditworthiness of a potential borrower.

We use credit and other information about prospective borrowers to assign credit scores and corresponding grades to potential borrowers based on our proprietary advanced credit assessment technology. If this information becomes unavailable or becomes more expensive to access, it could increase our costs or cause us to have to seek alternative sources of information. If investors invest in loans through our marketplace based on information supplied by potential borrowers and third-parties that is inaccurate, misleading or incomplete, those investors may not receive their expected returns or may lose their investments entirely and our reputation may be harmed.

While the credit score we use serves to predict the likelihood of a potential borrower being able to repay a loan by taking into consideration hundreds of variables, it may not reflect that potential borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify information obtained from third parties, other than as indicated elsewhere in this prospectus. Additionally, there is a risk that, following the date we obtain and review the information, a potential borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.

Although we do not permit borrowers to have more than one loan facilitated through our platform outstanding at a time, borrowers on our marketplace are not restricted from incurring additional unsecured or secured debt, nor are they required to post collateral or be subject to any financial covenants during the term of the loan. We currently cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa. If a borrower incurs additional debt before or after the date of the borrower’s loan, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive the principal and interest payments that it expects to receive on the loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot pay all of his or her indebtedness, the obligations under the unsecured loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to the investor.

If investors do not receive returns that are satisfactory to them, they may be deterred from lending on our marketplace and our reputation may be harmed.

Failure to maintain relationships with cooperation partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.

Our relationships with cooperation partners, including Tencent and Baidu, are important to our future success, particularly with respect to our online and mobile-based channels and the data sources for our predictive selection, credit scoring and automated decisioning technologies. However, our cooperation partners could choose to terminate their relationships with us or propose terms that we cannot accept.

One of our strategies is to enter into new relationships with Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment service providers. We intend to explore additional forms of relationships with our existing cooperation partners and pursue additional relationships with other potential strategic partners, such as social media companies, consumer transaction companies, banks, asset managers and insurance companies. Identifying, negotiating and maintaining relationships with cooperation partners requires significant time and resources as does integrating third-party data and services. Our current agreements with cooperation partners also do not prohibit them from working with our competitors or from offering competing services. Therefore, our competitors may be effective in providing incentives to cooperation partners to favor their products or services over ours or in reducing the volume of loans facilitated through our marketplace. Also, our cooperation partners may choose to offer a competing marketplace and become a competitor themselves. In addition, these cooperation partners may not perform as expected under our agreements with them, the benefits to us may not be as favorable as we expect and we may have disagreements or disputes with such cooperation partners, any of which could adversely affect our brand and reputation as well as our business operations. If we cannot successfully enter into and maintain effective relationships with cooperation partners, our business and results of operations may be adversely affected.

If delinquencies or defaults on loans facilitated through our marketplace increase, and the investors’ Safeguard Program does not adequately cover the delinquencies or defaults, the return on investment for investors funding those loans would be adversely affected and existing or potential investors may not find investing through our marketplace desirable.

An investor will receive payments on its investments only if the borrowers to which it is matched make timely payments on the corresponding loans or, to the extent the investor has subscribed to the Safeguard Program, the Safeguard Program is able to adequately cover borrower defaults. The annualized average default rate of loans on our marketplace has historically been less than 6%. Investors face the risk that the borrowers on our platform will fail to repay their loans in full. If borrowers do not make payments on a loan, the investor may not have its investment fully repaid under the terms of the investment, other than those payments received from the Safeguard Program (to the extent that it has subscribed to the Safeguard Program and sufficient funds remain in the Safeguard Program). We have established an evaluation process designed to determine the adequacy of the Safeguard Program contributions at the time each loan is originated. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts of repayment are also dependent on our subjective assessment based upon our experience and judgment. To the extent that the Safeguard Program is not adequately funded at the time of loan origination for each loan to cover defaulting borrowers’ payment obligations in the future and an investor does not receive his or her expected return, the investor may become dissatisfied with our marketplace. As a result, our reputation may suffer and we may lose investor confidence, which could adversely affect investor participation on our marketplace.

If we are unable to maintain or increase the number of loans facilitated through our marketplace or if existing borrowers or investors do not continue to participate in our marketplace, our business and results of operations will be adversely affected.

We have experienced growth in the number of loans facilitated through our marketplace in recent periods, with the number of loans facilitated through our marketplace increasing from 34,986 in 2013 to 63,251 in 2014, and from 29,033 in the nine months ended September 30, 2014 to 3,386,027 in the nine months ended September 30, 2015, and with loan volumes totaling US$350.1 million in 2014 and US$505.7 million in the nine months ended September 30, 2015. Since we launched our marketplace’s large-scale online and mobile-based channels in February 2015, we have facilitated on average over 13,000 loans per day to borrowers identified by our predictive selection technology. To continue to grow our business, we must continue to increase loan originations through our marketplace by attracting a large number of new borrowers who meet our lending standards and new and existing investors interested in investing in these loans.

Furthermore, we have experienced a large number of inquiries from potential borrowers who do not meet the criteria for loan approval. If there are not a sufficient number of qualified loan applicants, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain investment capital for their loans and may stop using our marketplace for their borrowing needs and our business and results of operations will be adversely affected.

Fraudulent activity occurring on or through our marketplace could negatively impact our operating results, brand and reputation and cause the use of our marketplace’s loan products and services to decrease.

We are subject to the risk of fraudulent activity occurring on or through our marketplace, including but not limited to, borrowers fraudulently or illegally inducing investors to lend capital. Although we take significant fraud prevention measures, including through our 101 data verification centers, our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Furthermore, although we have not experienced any material business or reputational harm as a result of fraudulent activities on our marketplace in the past, high profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact our brand and reputation and loss of market share, and lead us to take additional steps to reduce fraud risk, which could increase our costs.

The personal data and other confidential information of borrowers, investors and cooperation partners which we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers, investors and our cooperation partners. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

In addition, the data we possess and the automated nature of our marketplace may make us an attractive target for and potentially vulnerable to, cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties. While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access, our security measures may be breached in the future. Any accidental or willful security breaches or other unauthorized access to our marketplace could cause confidential borrower, investor and cooperation partner information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers, investors and cooperation partners could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network,

effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and cooperation partners and adversely affect our business and results of operations.

If we are unable to maintain relationships with our third-party service providers, our business will suffer.

We rely on third-party service providers to operate various aspects of our business and marketplace. For instance, we rely on our third party payment companies to originate and service all loans, collect transaction fees and Safeguard Program payments and ensure compliance with various laws and regulations. Most of our agreements with third-party service providers are non-exclusive and do not prohibit the third-party service provider from working with our competitors or from offering competing services. Our third-party service providers could decide that working with us is not in their interests, could decide to enter into exclusive or more favorable relationships with our competitors or could themselves become our competitor. Although, we have changed third-party service providers in the past without difficulty, switching to new third-party service providers could cause temporary disruptions to our business. In addition, our third-party service providers may not perform as expected under our agreements or we could in the future have disagreements or disputes with our third-party service providers, which could negatively impact our operations or threaten our relationships with our third-party service providers.

Third-party payment companies in China, including our third-party payment companies, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business license, anti-money laundering regulations and management personnel requirements. Some third-party payment companies have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If our third-party payment companies were to suspend, limit or cease their operations, or if our relationships with our third-party payment companies were to otherwise terminate, we would need to implement substantially similar arrangements with other third-party payment companies. Negative publicity about our or other third-party payment companies or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies to carry out the payment and custody functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

The recently published Guidelines to Promote the Healthy Growth of Internet Finance, or the Guidelines, require market lending platforms to use bank escrow accounts to hold lending capital. In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service (draft for comments) prohibits payment institutions from opening accounts for institutions engaging in the lending business and also sets a ceiling for the maximum deposit permitted into an account held by a third-party payment company. To facilitate our compliance with these regulations, we have entered into tri-party contractual arrangements with one of our third-party payment companies and CCB with respect to our payment and settlement functions in order to be in compliance with recent regulations. We plan to enter into similar arrangements with our other third-party payment companies to the extent necessary. Negative publicity about us or other third-party payment companies or the third-party payment marketplace lending industry in general may adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies to carry out the payment and custody functions in connection with the facilitation of loans on our marketplace. We may need to further adjust our arrangements with third-party payment companies and/or banks to meet the criteria set forth in the Administrative Measures of Non-Bank Payments Institutions Network Payment Service (draft for comments) once it becomes effective. To the extent our current arrangements with our third-party payment companies and cooperating bank are deemed non-compliant with the Guidelines or if changes to these arrangements are necessitated by the future regulations, including the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, our business may be adversely impaired.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our operating revenue, expenses, number of loans and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract new investors and borrowers and maintain and strengthen relationships with existing borrowers and investors;

•	loan volumes, loan grades, loan mix and the channels through which the loans and corresponding borrowers or investors are sourced;

•	the amount and timing of operating expenses related to acquiring borrowers and investors and the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions, particularly with respect to interest rates, consumer spending and levels of disposable income;

•	the timing of large-scale loan offerings to potential borrowers identified by our prediction selection technology;

•	our emphasis on long-term growth of our platform instead of immediate profitability; and

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses, if any.

In addition, we experience some seasonality in demand for consumer loans, which is generally higher in the third and fourth quarters due to the timing of national holidays as well as consumer spending patterns. While our rapid growth has somewhat masked this seasonality, our operating results could be affected by such seasonality in the future.

If we do not compete effectively in our target markets, our operating results could be harmed.

The PRC’s lending market is competitive and evolving. We compete with financial products and companies that attract potential borrowers, investors or both. With respect to borrowers, we primarily compete with other marketplaces, shadow banking organizations, credit card companies and potential other online lending institutions. With respect to investors, we primarily compete with micro-lending investment products, wealth management centers and traditional banks in China.

Some of our current or potential competitors could have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Our current or potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader customer and cooperation partner relationships than we have. For example, established Internet companies, including social media companies that possess large, existing customer bases, substantial financial resources and established distribution channels could enter the market. Our competitors may be better at developing new products, responding quickly to new technologies and undertaking more extensive marketing campaigns. If we are unable to compete with such companies or meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenue or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business.

When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. In addition, since the marketplace lending industry is a relatively recent development in China, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to other marketplace lending platforms. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Further, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If negative publicity arises with respect to us, our industry, our employees, our third-party service providers or our cooperation partners, our business and operating results could be adversely affected.

If negative publicity arises about the marketplace lending industry in China or our company, including the quality, effectiveness and reliability of our marketplace, our proprietary advanced credit assessment technology, our ability to effectively manage and resolve borrower and investor complaints, privacy and security practices, litigation, regulatory challenges and the experience of borrowers and investors with our platform or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. The PRC government has recently instituted general rules and regulations, including the Guidelines to Promote the Healthy Growth of Internet Finance, to develop a more transparent regulatory environment for the marketplace lending industry. See “Regulation.” Many companies in China’s marketplace lending industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s marketplace lending industry as a whole. In addition, particularly in the last year, there have been an increasing number of business failures of companies in the marketplace lending industry in China. Although the market exits of these companies may result in more healthy and stable development of the marketplace lending industry, to the extent borrowers or investors associate our company with these failed companies, they may be less willing to participate on our marketplace. Harm to our reputation can also arise from many other sources, including employee misconduct, misconduct by our cooperation partners, outsourced service providers, including third-party payment companies, or other counterparties, failure by us, our cooperation partners or our outsourced services providers to meet minimum standards of service and quality, inadequate protection of borrower and investor information and compliance failures and claims. Additionally, negative publicity with respect to our cooperation partners could also affect our business and operating results to the extent that we rely on these cooperation partners or if borrowers and investors associate our company with these cooperation partners.

Our business and operating results may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially have a negative effect on our business and results of operations. These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities. If any of these factors arise, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

There can be no assurance that economic conditions will remain favorable for our business or that demand for our loans will remain at current levels. Reduced demand for, or increase in the default rate of, our loans would negatively impact our growth and revenue. If an insufficient number of qualified individuals apply for our loans or our access to lending capital for loans on our platform decreases, our growth and revenue could decline.

Our success and future growth depend significantly on our marketing and brand promotion efforts, and if we are unable to attract new borrowers and investors to our marketplace, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing and brand promotion efforts, particularly as we continue to grow our unique multi-data, omnichannel marketplace and introduce new loan products. Our ability to attract quality potential borrowers and sufficient numbers of investors to our marketplace depends in large part on the success of our marketing efforts, the success of the marketing channels we use to promote our marketplace and the experiences of borrowers and investors on our marketplace. Our marketing channels include social media, the traditional media, strategic relationships with key Internet companies, search engine optimization, search engine marketing, billboard and mail-to-web. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our marketplace. In addition, we believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to retaining existing borrowers and investors and attracting new ones to our marketplace. Our efforts to build our brand have required significant expenditures, and it is likely that our future marketing efforts will continue to require significant additional expenses. Any failure to successfully promote our brand and develop a broader base of borrowers and investors could result in a loss of market share or slower growth, which would harm our business, financial condition and results of operations.

If new loan products and enhancements of our marketplace do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new loan products and platform enhancements to our platform to incorporate additional features, improve functionality or otherwise make our platform more desirable to potential borrowers and investors. New loan products or platform enhancements must achieve high levels of market acceptance.

Any new loan products and changes to our marketplace could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and launch loan products that meet this demand in a timely fashion;

•	borrowers and investors using our marketplace may not like, find useful or agree with any changes;

•	defects, errors or failures in our marketplace;

•	negative publicity about the loan products facilitated on our marketplace or our marketplace or its performance or effectiveness;

•	delays in releasing to the market new loan products or marketplace enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If the new loan products facilitated on our marketplace or marketplace enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with the new loan products or marketplace enhancements.

If the total addressable market for the loans facilitated by our marketplace is smaller than we believe it is, our revenue may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for the loans facilitated by our marketplace due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the marketplace lending industry in China. We believe that our total addressable market of borrowers consists of EMMAs seeking loans of up to RMB100,000 (approximately US$16,000). However, if there is less demand than we anticipate for the loans facilitated on our marketplace, it would significantly and negatively impact our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience rapid growth, we believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled sales, technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect on our business.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace. In particular, Dr. Zane Wang, our founder and chief executive officer, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Dr. Zane Wang, our other executive officers or members of our senior management team, and the process to replace any of them, would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

Although not currently planned, in the future we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new loan products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	regulatory risks; and

•	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

High interest rates could negatively affect our ability to attract investors and borrowers to our marketplace.

A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business. Therefore, our business could be adversely affected by potential interest rate increases in China.

Limited liquidity for loans facilitated through our marketplace may make these investments less attractive to investors.

A limited trading market currently exists for the loans facilitated on our marketplace. After the lapse of the contractually agreed lending deadline, investors are permitted to transfer their loans to other investors in any manner they deem appropriate. Investors can seek suitable transferees through their own means or they may request our assistance in transferring a loan. If the investor chooses to use our assistance in identifying a transferee, we will recommend the investor’s loans to other investors on our marketplace according to such other investors’ specific risk appetite. To the extent that an investor is not able to transfer a loan for adequate consideration in a timely manner or at all, the investor may be discouraged from investing on our marketplace in the future.

Any significant disruption in service on our, our third-party service providers’ or our cooperation partners’ computer systems, including events beyond our control, such as fires, disruptions of the infrastructure and telecommunication network in China, power outages, floods and other catastrophic events, and interruptions due to man-made problems such as strikes and terrorism, could prevent or delay the processing or posting of payments on loans, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

A significant natural disaster, such as a fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have a material adverse effect on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our data centers, data verification centers, investor service centers or the data centers of our third-party service providers or our cooperation partners could result in lengthy interruptions in our services. In addition, acts of strikes, terrorism and other geo-political unrest or hacking could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Our operations also rely on the performance of the Internet infrastructure and fixed telecommunication networks in China. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Although this program is functional, we do not currently serve network traffic equally from each data center. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

In the event of an outage or physical data loss on our marketplace or the systems of one of our third-party payment companies or cooperation partners, our third-party payment companies’ or our cooperation partners’ ability to cooperate with us could be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors to our marketplace. Much of our system hardware is hosted in facilities located in Shanghai and Shenzhen that are partially owned by us and operated by our third-party vendors. Our operations depend on such vendors’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse of service or damage to our system hardware, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors on our marketplace and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our marketplace and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our marketplace and internal systems rely on software licensed from third parties that is highly technical and complex. To the extent that such third parties also license the software or parts of the software, we rely on such third parties to maintain their licensing rights. In addition, our marketplace and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been used in our operations. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business and financial results.

Misconduct and errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if personal and business information was disclosed to unintended recipients or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. Also, we could be materially adversely affected if our employees or third-party service providers absconded with our proprietary data or used our know-how to compete with us. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors is governed by various laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties or suffer reputational damage. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability or suffer reputational damage. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Although employees have left our company in the past and violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract future borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on protecting our own intellectual property. We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark and other rights or applications for any of the foregoing. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Some aspects of our online and mobile-based channels include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our online and mobile-based channels include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

Although we have not incurred substantial debt to date, we may decide to do so in the future. The incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Because some borrowers and investors may come to our marketplace from referrals of third parties, it is possible that an unsatisfied borrower or investor could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

Some borrowers and investors may come to our marketplace after reviewing information provided by a third party. We do not review, approve or adopt any information provided by third parties website and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could affect our reputation.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two material weaknesses identified related to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and a lack of sufficient documented financial closing policies and procedures. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Certain data and information in this prospectus were obtained from third party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we are required to pay U.S. taxes, the value of your investment in our company could be reduced.

If, (1) pursuant to a plan or a series of related transactions, a non-U.S. corporation, such as our company, acquires substantially all of the properties constituting a trade or business of a U.S. partnership (including any trade or business conducted by such partnership directly or through entities treated as transparent for U.S. federal income tax purposes), (2) after the acquisition, 80% or more of the stock, by vote or value, of the non- U.S. corporation, excluding stock issued in a public offering related to the acquisition, is owned by former partners of the U.S. partnership by reason of their ownership of the U.S. partnership and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes.

Based on our analysis of the facts related to our corporate restructuring (in particular, our conversion from a Delaware LLC to a Cayman Islands company), which occurred this year prior to this offering, we do not believe that we should be treated as a U.S. corporation for U.S. federal income tax purposes. However, as there is no direct authority on how the relevant rules of the Internal Revenue Code might apply to us, the Internal Revenue Service could reach a different conclusion and seek to treat us as a U.S. corporation for U.S. federal income tax purposes. In addition, changes to the rules described above or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance implementing such rules could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application to us or our shareholders.

A finding that we owe additional U.S. taxes could significantly reduce the value of your investment in our company. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income, and the income of our non-U.S. subsidiaries would be subject to U.S. federal income tax when repatriated or when deemed repatriated under the U.S. federal income tax rules for controlled foreign corporations. Additionally, we may be subject to significant penalties for the failure to file certain tax returns and reports. Moreover, in such case, a non-U.S. shareholder would generally be subject to U.S. withholding tax on the gross amount of any dividends paid by us to such shareholder. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes.

Risks Related to the PRC Laws Regulating Our Business and Industry

As the regulatory framework for our business evolves, domestic and foreign governments may draft and propose new laws, regulations, notices or interpretive releases to regulate marketplace lending, including our online and mobile-based channels, which may negatively affect our business.

The marketplace lending industry in China has historically been largely unregulated. In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released Guidelines, which provide regulatory principles for Internet financing businesses, including those in the marketplace lending industry. Relevant authorities are in the process of implementing detailed rules for the marketplace lending industry, but the content and timing of such new rules, which may impose licensing, reporting or capital adequacy ratio requirements, or set other requirements for market participants, are uncertain. Although we believe that, due to our long tradition of adopting best practices for the industry and maintaining regular communications with regulators, the impact of any such new regulations will not have a material adverse effect on our operations, to the extent that the new regulations differ from our expectations, we may be materially affected. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, or regulations relating to the marketplace lending industry will have on our business, financial condition and results of operations. Furthermore, the increasing growth in popularity of marketplace lending and borrowing increases the likelihood that the PRC government will seek to further regulate the marketplace lending industry.

In addition, the regulatory framework for Internet commerce, including online marketplaces such as our marketplace, with respect to our marketplace’s online and mobile-based channels, is evolving, and it is possible that new laws and regulations will be adopted domestically and internationally, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our marketplace and the way in which we interact with borrowers and investors. The cost to comply with such laws or regulations would increase our operating expenses, and we may be unable to pass those costs on to borrowers and investors in the form of increased fees. In addition, governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or by online marketplaces. These taxes could discourage the use of our marketplace, which would adversely affect the viability of our business.

Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans facilitated by our marketplace is subject to limitations set forth in the Provisions of the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases, or the Provisions on Private Lending Cases, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

In addition, our subsidiary, Haidong CRF Micro-credit Co., Ltd., or Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province. These regulations provide that: (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate. The loans facilitated by our marketplace and by Haidong will be subject to the aforementioned interest rate restrictions, which could affect our ability to facilitate loans to certain segments of our target market, and may have a material adverse effect on our business.

Our operations may need to be modified to comply with future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.

In April 2014, the CBRC announced four principles regarding the marketplace lending industry in China: (i) marketplace lending platforms shall be treated as agencies, (ii) marketplace lending platforms shall not provide guaranty services, (iii) marketplace lending platforms shall not maintain a fund pool, and (iv) marketplace lending platforms shall not illegally conduct fund-raising.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fund-raising. The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including marketplace lending platforms, to (i) complete website filing procedures with the administrative departments overseeing telecommunications; (ii) use PBOC-approved banks’ escrow accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

Some elements of our marketplace may not currently be operating in full conformance with the Guidelines and the other principles that have been announced in recent years. For example, some of our agreements with our third party payment companies may need to be amended with respect to the escrow account arrangement to comply with the pending rules. In addition, the Guidelines and other regulations do not have a clear definition of

“credit enhancement service,” nor do they address whether a marketplace lending platform’s affiliated enterprises could provide a “credit enhancement service.” To the extent that our Safeguard Program is classified as a “credit enhancement service” as such definition is clarified, and it is found that affiliated enterprises of a marketplace lending platform cannot provide “credit enhancement services,” we may be required to make material changes to the way in which we conduct our business and as a result, our business may be materially affected.

For a further description of the laws and regulations applicable to us, see “Regulation.”

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fund-raising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the Administration for Industry and Commerce, or AIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fund-raising. As advised by our PRC counsel, our marketplace does not violate the PRC laws and regulations prohibiting illegal fund-raising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors. In this capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, considerable uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fund-raising-related laws and regulations. While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fund-raising, we may be negligently liable as a facilitator of illegal fund-raising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fund-raising laws and regulations.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Changes in foreign exchange regulations may materially adversely affect our results of operations.

Our marketplace currently receives all of its lending capital from investors in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions. There can be no assurance that these PRC laws and regulations on foreign exchange transactions will not cast uncertainties on foreign investors’ ability to convert foreign currencies to RMB and provide lending capital for our marketplace. While the adjustments related to foreign exchange transactions were relatively small in 2013, 2014 and the nine months ended September 30, 2015, the adjustments may be significant going forward if the RMB depreciates. Changes in PRC foreign exchange policies might have a negative impact on our ability to attract foreign investors to our marketplace and could result in foreign investors choosing to provide their lending capital to our non-Chinese competitors, both of which would materially adversely affect our results of operations.

We may be required to obtain an Internet content provider certificate and be subject to foreign investment restrictions.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider, or ICP, certificate. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear. Although the Guidelines explicitly require the completion of the website filing, or ICP filing, which we have completed, to date, PRC regulatory authorities have not explicitly stipulated whether the operator of a marketplace lending platform is engaging in Internet information services requiring an ICP certificate. While we believe that we do not need to obtain an ICP certificate pursuant to the Guidelines, to the extent that the PRC regulatory authorities think otherwise or set forth rules that impose additional or different requirements, and we do not secure an ICP certificate accordingly, we may be subject to the sanctions described above.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%. The Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (E-commerce), or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of data processing and transaction processing. However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services. If regulatory authorities were to treat marketplace lending businesses as Internet information services of a commercial nature, which is a form of a value-added telecommunication business, our platform may be subject to such foreign investment restrictions and may be required to obtain an ICP certificate. To comply with such regulations, we may be required to restructure our operations. If we are unable to obtain the ICP certificate in a timely fashion, our business may be materially affected.

While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses, a sub-set of value-added telecommunications services, it is not clear whether our potential business will be deemed as online data and deal processing. Therefore, there is still uncertainty regarding whether foreign investment restrictions may be applied to our business and industry.

The micro-credit business in which our subsidiary, Haidong CRF Micro-credit Co., Ltd., operates is heavily regulated and any failure by us to adhere to the relevant laws, regulations or measures may have a significant impact on our business, results of operations and financial condition.

The micro-credit business of our subsidiary, Haidong, is heavily regulated by PRC laws and regulations with respect to approvals and licensing, maintenance of minimum capital reserves, the maximum interest rates that can be charged, methods of fund-raising and the amount permitted to be raised. In addition, these laws and regulations are subject to change, which may impose significant costs or limitations on the way we conduct or expand our business, including the way in which we can charge fees. There may be uncertainties regarding the interpretation and application of new laws and regulations and other governmental policies. Moreover, as we develop new loan products, we may be subject to additional laws and regulations. Any material breach of such laws and regulations, if not remedied, could have an adverse impact on our business, financial condition and results of operations. To the extent laws and regulations change or we become subject to different laws and regulations, the way in which we operate the micro-credit portion of our business may be materially impacted, and we may not be able to adapt to the new regulatory environment on a timely basis. Failure to comply with the applicable laws, regulations or measures may result in fines, restrictions on our activities or revocation of our licenses, which could have a significant impact on our micro-credit business.

Haidong obtained an approval of operation and business license from the relevant authorities in Qinghai Province in 2012, and will apply for the Microfinance Company Business Qualification Certificate pursuant to a new regulation issued in 2014 after the relevant authority in Qinghai Province begins to accept applications from microfinance companies. We cannot assure you that we will be able to obtain such certificate. Failure to obtain such certificate may have adverse effect on our micro-credit business.

According to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province issued by the Finance Office of Qinghai Province, as amended, or the Interim Measures of Qinghai Province, the total aggregate shareholding of the largest shareholder and its affiliates in a micro-credit company in Qinghai Province may not exceed 40% of the registered capital of the micro-credit company. Some other provinces in China do not impose limits on shareholding concentrations of micro-credit companies. 30% of Haidong’s shares are held directly by Shanghai CRF and 70% of Haidong’s shares are held by five individuals as nominees of Shanghai CRF through entrustment agreements. Pursuant to these entrustment agreements, we are the sole beneficial owner of all of Haidong’s shares and have the ability to exercise all related shareholder’s rights, including the rights to receive distributions and dividends and exercise voting rights. The relevant county government authority has issued a letter acknowledging its consent to such arrangement. According to our PRC counsel, Haiwen & Partners, these entrustment agreements are legal, valid and enforceable. As also advised by our PRC legal counsel, the local administrative authorities could change their position or impose more stringent requirements in the future, in which case we will make other arrangements to meet relevant requirements.

Our account management operations may need to be modified to comply with future PRC laws and regulations regarding the debt collection industry in China.

In 2000, the State Economic and Trade Commission, the Ministry of Public Security and the State Administration for Industry and Commerce issued the Notice on Prohibition of All Types of Debt Collection Companies and Raids on Illegal Debt Collection Activities (GuoJingMaoZong He (2000) 568), or the Notice on Prohibition, which regulates the activities on debt collection companies, including the prohibition on the use of threats, intimidation, harassment or disclosure of private information in collection efforts. While we believe that our account management services team, which engages in collection efforts primarily by means of phone calls, is in compliance with the Notice on Prohibition, we may need to modify our account management services in the future to comply with changes to debt collection regulations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law legal systems, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

In January 2015, the Ministry of Commerce of the PRC, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law. If and when enacted, this would replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, along with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its timetable for enactment, interpretation and implementation. If enacted as proposed, the Foreign Investment Law may materially impact our corporate governance practices and increase our compliance costs, for example, through the imposition of stringent ad hoc and periodic information reporting requirements.

Changes in economic and political policies of the PRC government may have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. For instance, if interest rates are liberalized, our competition with traditional banks could be intensified. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.

While we currently do not generate revenue outside of China, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto

Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income. In addition, we also would be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares and dividends distributed to our non-PRC shareholders may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty or similar arrangement), if such gains are deemed to be from sources within the PRC. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company existing under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

In addition, the SAT promulgated the Circular on Comprehension and Recognition of “Beneficial Owner” under Tax Treaties, or SAT Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. As a result, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiaries to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.” Furthermore, in current practice, a Hong Kong enterprise must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to CRF China Holding Co. Limited, our Hong Kong subsidiary.

The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

We have conducted and may conduct acquisitions or restructurings which may be governed by the aforesaid tax regulations, as well as any possible future acquisition of us. We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions or adjust any capital gains. Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on our results of operations.

Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations.

We are a holding company incorporated in the Cayman Islands, and we rely on dividends or other distributions paid by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur, and to pay our operating expenses. PRC regulations currently permit payments of dividends only out of accumulated profits, as determined in accordance with the accounting standards and regulations in China, which differ in many aspects from generally accepted accounting principles in other jurisdictions. Our PRC subsidiaries are required to allocate certain percentages of any accumulated profits after tax each year to their statutory common reserve fund as required under the PRC Company Law until the aggregate accumulated statutory common reserve funds exceed fifty percent (50%) of its registered capital. Such reserve funds cannot be distributed as cash dividends. In addition, if our PRC subsidiaries incur debt on their own or enter into certain agreements in the future, the instruments governing the debt or such other agreements may restrict their ability to pay dividends or make other distributions to us. Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our shareholders and to service our debts.

Our PRC subsidiaries receive substantially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration for Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE further enacted the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment effective from June 1, 2015, or SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified banks as required by SAFE Circular 37 and other related rules, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share options will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and their subsidiaries. We may make loans or additional capital contributions to our PRC subsidiaries and their subsidiaries or we may establish new PRC subsidiaries or acquire offshore entities with business operations in China in an offshore transaction. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our PRC subsidiaries by means of capital contributions, these capital contributions must be approved by MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., Haidong, Shanghai CRF Financial Information Service Co., Ltd., or CRF Wealth Management Co., Ltd., which are PRC domestic companies.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on

Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the repayment of inter-enterprise loans or the repayment of banks loans. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. Violations of SAFE Circular 19 could result in administrative penalties. Circular 19 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although there also have been periods when it depreciated against the U.S. dollar. With the recent announcement by the PBOC to devalue the RMB in a move to support exports and boost the role of market pricing, the RMB has experienced significant depreciation against the U.S. dollar. For example, in August 2015, the RMB depreciated by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 142 premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Or may require us to relocate our offices and incur the associated losses. In addition, for part of our leased premises, the lessors have not provided us with their ownership certificate. If there is a third-party claim with respect to ownership of the premises, our business may be affected.

In the event of failure to use the PRC state-owned lands in accordance with the approved use, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor. Additionally, under applicable PRC laws, construction companies are required to act in accordance with the applicable land use rights. Lessors are required to obtain approval from administrative authorities prior to changing the approved usage of a particular plot of PRC state-owned land. With respect to our PRC leased units, the actual use of certain leased units may not be entirely consistent with the approved uses for the corresponding land. We may be ordered by the PRC land administration authorities to return the land use right under relevant lease contracts.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities

Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings, etc.).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

The approval of the CSRC may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC domestic companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the CSRC has not issued any definitive rule of interpretation concerning whether offerings like ours under this prospectus are subject to CSRC approval procedures under the M&A Rules. This offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Haiwen & Partners, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to obtain approval from the CSRC for listing and trading of our ADSs on              because (i) our controlling shareholders or controllers are not PRC domestic companies or individuals, and (ii) our wholly owned PRC subsidiaries were established by foreign direct investment or the acquisition of a PRC domestic company before the effective date of the M&A Rules, rather than through merger or acquisition of domestic companies as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our ADSs.

The future development of money laundering regulations in the PRC may increase our obligations to supervise and report transactions between borrowers and investors on our marketplace, thereby increasing our costs and exposing us to the risk of criminal or administrative sanctions.

PRC laws and regulations relating to money laundering have undergone considerable development over recent years. The Guidelines require us to take effective measures to verify customer identities, monitor and report suspicious transactions and keep client information and transaction records safe. We are also required to assist in investigations by judicial authorities and the public security bureau. We currently rely primarily on our third-party payment companies and partner bank, pursuant to a three-party arrangement, to carry out anti-money laundering due diligence of our customers. Current PRC laws stipulate specific obligations and steps that the banks and third-party payment companies should follow for anti-money laundering due diligence. While the Guidelines do not stipulate explicit standards for our anti-money laundering obligations, any new requirement under money laundering laws to supervise and report transactions with our customers could have the effect of increasing our costs, and may expose us to potential criminal or administrative sanctions if we fail to comply.

The PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.

We engage third-party employment agencies to provide contract workers to save costs. On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, the number of contract workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, contract workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to create a plan to reduce the number of its contract workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new contract worker until the number of its contract workers has been reduced to below 10% of the total number of its employees.

As of September 30, 2015, the number of contract workers of three of our PRC operating entities exceeded the 10% cap and some contract workers are not engaged in temporary, auxiliary or substitute positions. Accordingly, we are required to reduce the number of our contract workers and replace them with directly hired employees, which may result in an increase in labor and administrative costs. While we expect to formulate and implement a plan and reduce the percentage of our contract workers to below 10% prior to March 1, 2016, we cannot assure you that we will be able to locate replacements for our contract workers on a timely basis and without incurring increased labor and administrative costs.

The application and interpretation of the new requirements under the amended Labor Contract Law are limited and uncertain. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with the contract workers. Furthermore, if we fail to rectify this issue within the time period specified by the labor authority, we may be subject to penalties ranging from RMB5,000 to RMB10,000 per contract worker.

We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.

In the past, contributions by some of our PRC subsidiaries for some of their employees to the social security and housing funds may not have been in compliance with relevant PRC regulations. Pursuant to the Regulation on the Administration of Housing Accumulation Funds, as amended in 2002, the relevant housing fund authority may order an enterprise to pay outstanding contributions within a prescribed time limit. Pursuant to the PRC Social Insurance Law promulgated in 2010, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit, and may impose penalties if there is a failure to do so. Although we have made what we believe to be sufficient accruals to address these risks, some of our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing funds.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Our ADSs have been approved for listing on             . Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors, existing shareholders and the holders of our incentive shares have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$             per ADS. This number represents the difference between the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the offering price, and our pro forma as adjusted net tangible book value per ADS of US$             as of December 31, 2014, after giving effect to this offering, at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2015. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2015 or any future taxable year. The determination of whether we will become a PFIC will depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted third amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our third amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our directors, officers and principal shareholders have substantial influence over our company. To the extent that they align together, their interests may differ from those of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, DLB CRF Holdings, LLC and funds managed by Broadline Capital LLC or its affiliates hold 26.6% and 15.4%, respectively, of our share capital on an as-converted basis. Christopher Thorne, our director, holds voting and dispositive power over the shares held by Broadline Capital LLC. In addition, our chief executive officer, Dr. Zane Wang, and his brother, Gary Wang, hold 9.9% and 10.4%, respectively, of our share capital on an as-converted basis. To the extent that these parties align together, they would collectively hold a majority of our outstanding share capital. Accordingly, in instances when their interests are aligned and they vote together, these parties could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, and would also have the power to prevent or cause a change in control. In addition, without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares in our directors, officers and principal shareholders may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of             . Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will use its best endeavors to vote the ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the depository. Under our third amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is          days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the ordinary shares represented by your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give proper or timely voting instructions to the depositary as to how to vote at shareholders’ meetings, you cannot prevent the ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities which are represented by your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, or on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ADSs.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the             , including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

LETTER FROM DR. ZANE WANG

FOUNDER & CHIEF EXECUTIVE OFFICER

My personal journey began with a vision and desire to bring affordable consumer credit to the emerging middle class in China. This vision did not arise overnight, but instead grew over years of study, work and life experiences in the consumer credit market, both in the U.S. and China.

I was born and raised in China, spent my graduate school and early working years in the U.S. and eventually became an American citizen. Through my doctoral studies in the field of Statistics and early work experience at Sears Credit in Chicago, I came to understand how credit markets function and credit risks are analyzed in developed economies, and I began to consider how similar principles could be applied in China.

In 1995, when I became Head of Analytics for Sears Credit, which had the largest consumer credit portfolio in the world at the time, access to affordable credit was a natural expectation of middle-class Americans. Over time, I began to see how this should also be possible in China, and I started to focus my efforts on making this a reality. So after a ten-year career in the U.S., in 2001, I sold my house in Illinois and returned to China with my family to help build the country’s first consumer credit infrastructure.

Over the following ten years in China, my team and I learned a great deal while helping China’s largest banks to underwrite, score or originate over 100 million credit cards. I also came to a startling realization—that, for a variety of reasons, banks in China do not or cannot serve the credit needs of a key demographic group—China’s emerging middle class. This vibrant group includes 500 million people who are active users of mobile technology, but have no access to affordable credit. We believe these people, whom we call EMMAs (Emerging Middle-class, Mobile Active consumers), represent the future of China. I saw this as an inspiring opportunity to use technology and innovation to improve the lives of millions of people.

We founded our business with the simple idea of using our marketplace and our unique technology developed over 15 years to bring affordable consumer credit to China’s EMMAs and meet the lifetime credit needs of this economically active group. Over the past year, we have established strategic relationships with leading companies in China, including Tencent and Baidu, who have validated our unique know-how and technology, and have trusted us to leverage the information on their vast customer bases to create a vibrant consumer credit market in China.

We have made great strides towards our goals, but still have much work to do to achieve my vision of bringing affordable credit to China’s emerging middle class, one of the world’s largest untapped consumer credit markets. We hope you will join us on our journey.

Sincerely,

Zane

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the credit industry, and marketplace lending in particular, in China;

•	our expectations regarding demand for and market acceptance of our marketplace’s products and services;

•	our expectations regarding our marketplace’s bases of borrowers and investors;

•	our plans to invest in our platform;

•	our relationships with our cooperation partners;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our shares, retain talented employees by providing them with equity incentives and enable access to the public equity markets for us and our shareholders. As of the date of this prospectus, we intend to use the net proceeds from this offering to acquire more EMMA customers to further penetrate our total addressable market, test and roll-out additional products to meet the lifetime credit needs of EMMAs and invest in our technology platform. We may also use a portion of the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, our management will have discretion in the application of net proceeds to us from this offering.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company registered in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to pay dividends or other distributions to us and repay their debts to creditors could limit our ability to distribute profits to our shareholders and fulfill our repayment obligations.” and “Risk Factors—Risks Related to Doing Business in China—The PRC tax authorities’ heightened scrutiny over acquisition transactions may have a negative impact on our business operations or our acquisitions or the value of your investment in us.”

If we pay any dividends, we will pay such dividends on the shares represented by ADSs to the depositary, and the depositary will pay such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of our subsidiaries in China are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting and functional currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our financial statements have been translated into U.S. dollars in accordance with ASC Topic 830, “Foreign Currency Matters.” The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your reference and convenience. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.3556 to US$1.00, the noon buying rate on September 30, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 27, 2015, the noon buying rate for Renminbi was RMB6.3945 to US$1.00.

	Midpoint of Buy and Sell Prices for U.S. Dollars per RMB
Period	Period-End	Average(1)	Low	High
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1410	6.0537	6.2438
2014	6.2046	6.1702	6.0402	6.2591
2015
May	6.1980	6.2035	6.1958	6.2086
June	6.2000	6.2052	6.1976	6.2086
July	6.2097	6.2085	6.2008	6.2097
August	6.3760	6.3383	6.2086	6.4122
September	6.3556	6.3676	6.3544	6.3836
October	6.3180	6.3505	6.3180	6.3591
November (through November 27, 2015)	6.3945	6.3627	6.3180	6.3945

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2015 as follows:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares on a one-for-one basis into ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A, Series B and Series C preferred shares on a one-for-one basis into ordinary shares, and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with the consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included in this prospectus.

	As of September 30, 2015
	Actual	Pro forma(1)	Pro Forma As Adjusted(2)(3)
		US$ (in thousands) (unaudited)
Cash and cash equivalents	23,777	23,777

Borrowings	1,572	1,572
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of September 30, 2015; no shares outstanding on a pro forma basis as of September 30, 2015; and nil shares outstanding on a pro forma as adjusted basis)	6,436	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of September 30, 2015; no shares outstanding on a pro forma basis as of September 30, 2015; and nil shares outstanding on a pro forma as adjusted basis)	33,106	—
Series C preferred shares (US$0.0001 par value; 1,469,230 shares issued and outstanding as of September 30, 2015; no shares outstanding on a pro forma basis as of September 30, 2015; and nil outstanding on a pro forma as adjusted basis)	39,147	—

Total mezzanine equity	78,689	—

Shareholders’ (deficit) equity
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,110,302 and 16,256,248 shares issued and outstanding as of September 30, 2015; 36,722,651 outstanding on a pro forma basis as of September 30, 2015; and shares outstanding on a pro forma as adjusted basis	2	4
Additional paid-in capital	—	78,687
Accumulated other comprehensive income	1,115	1,115
Accumulated deficit	(57,194)	(57,194)

Total shareholders’ (deficit) equity	(56,077)	22,612

Total liabilities, mezzanine equity and shareholders’ deficit	60,824	60,824

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.

Unaudited pro forma balance sheet information as of September 30, 2015 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares at a conversion ratio of 1:1, as if the conversion had occurred as of September 30, 2015.

Unaudited pro forma basic and diluted net income per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

(2)	A US$1.00 change in the assumed initial public offering price of US$ per share, or US$ per ADS, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase, in the case of an increase, or decrease, in the case of a decrease, each of additional paid-in capital, total shareholders’ deficit and total liabilities and equity by approximately US$ million.
(3)	The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The actual and pro forma information in the table above excludes our Series C preferred shares issued after September 30, 2015.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our pro forma, as adjusted, net tangible book value per ADS after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares and (ii) this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted, net book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2015 was approximately US$22.6 million, or US$1.39 per ordinary share as of that date and US$              per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma as adjusted net tangible book value per ordinary share represents our net tangible book value divided by our total number of outstanding ordinary shares, each after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares and (ii) this offering. Dilution is determined by subtracting net tangible book value per ordinary share and preferred shares on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $             per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2014, other than to give effect to (i) the automatic conversion of all of our preferred shares that are issued and outstanding into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been approximately US$             million, or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$     per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
(US$)
Assumed initial public offering price per ordinary share	$		$
Net tangible book value as per ordinary share of September 30, 2015		$1.39	$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our preferred shares into ordinary shares	$		$
Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the automatic conversion of our preferred shares into ordinary shares, and (ii) this offering	$		$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$		$

A US$1.00 change in the assumed public offering price of US$             per ADS would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share (in US$)	Average Price Per ADS (in US$)
	Number	Percent		Amount (in US$ thousands)	Percent
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

No share-based award has been granted under our 2015 Equity Incentive Plan as of the date of this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Haiwen & Partners, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws of the United States will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of the PRC laws relating to the enforcement of civil liability, including without limitation to the PRC Civil Procedure Law based either on treaties between China and the jurisdiction where the judgment is rendered or on reciprocity between the jurisdictions. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As of the date of this prospectus, no treaty or other form of reciprocity exists between China and the United States or the Cayman Islands governing the recognition and enforcement of judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

HISTORY AND REORGANIZATION

Our Company

We were formed in Delaware on July 12, 2004 as China Risk Finance LLC. Prior to that, we operated through our subsidiaries, Capital Financial Co., Ltd. and Shanghai Shouhang Business Management Co., Ltd. or Shanghai Shouhang, which were established in 1997 and 2002, respectively. Substantially all of our business activities are undertaken by our wholly owned subsidiaries organized in China. We began our credit analytics service provider business in 2001. We developed our proprietary, advanced technology over the past 15 years, during which our founders and management team advised many of China’s largest financial institutions in analyzing consumer credit to issue over one hundred million credit cards to consumers. During this time, we believe that we were China’s leading credit analytics service provider, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services. We provided these services to issuers of approximately 100 million credit cards, which represented approximately half of the active credit cards issued in China at that time. As a result, our management team acquired intimate knowledge of China’s credit market, which they used in the development of our predictive selection, credit scoring and automated decisioning technologies to address China’s unique demographics. We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

In 2005, we established our advisory board to provide guidance to and assist our management team. Our advisory board currently consists of some of the most experienced innovators in the credit industry, including Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express. See “Management—Advisor Biographies.” Since the establishment of our advisory board, all of our advisors have held an equity stake in our company. We report to and receive input from our advisory team on a regular basis.

In 2010, we capitalized on our 10 years of experience as a consumer credit service provider to form our marketplace lending platform. Thereafter, we achieved the following milestones:

•	In 2012, we increased the scale of our operations through the implementation of a centralized sales management team and automated decisioning technology.

•	In 2013, Dr. Zane Wang drafted the first self-regulatory documents for the marketplace lending industry in China for the China Association of Microfinance.

•	In 2014, we were invited by the PBOC to be a founding member of the Chinese Internet Finance Association.

•	In December 2014, we established a technology development center in Mountain View, California, which has allowed us to stay at the forefront of emerging trends in big data and analytics.

•	In January 2015, we implemented variable pricing based on four years of statistically significant loan data for lifestyle loans.

•	In February 2015, we launched our online and mobile-based channels with Tencent QQ on a large scale using our predictive selection technology.

•	In August 2015, we implemented variable pricing based on the data aggregated from three million consumption loans facilitated on our platform.

•	In September 2015, we launched our online and mobile-based channels with Baidu using our predictive selection technology.

Our Structure Immediately Prior to the Reorganization

The following chart depicts our organizational structure immediately prior to the reorganization.

(1)	30% of Haidong’s shares are held directly by China Risk Finance LL (China) Co., Ltd, or Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.

Our Structure Immediately Following the Reorganization

On February 11, 2015, we formed CRF China Holding Co. Limited in Hong Kong as a wholly owned subsidiary of China Risk Finance LLC. At or around the same time, China Risk Finance LLC transferred all of its equity interests in China Risk Finance LL (China) Co., Ltd. and CRF Finance Lease Co., Ltd. to CRF China Holding Co. Limited and China Capital Financial LLC transferred all of its equity interests in Shanghai Shouhang to CRF China Holding Co. Limited. Following such transfers, Shanghai CRF, CRF Finance Lease Co., Ltd. and Shanghai Shouhang applied to MOFCOM for approvals regarding such equity transfers and was granted approval. They registered with the State Administration for Industry & Commerce on             .

On May 6, 2015, we formed CRF China Limited in the British Virgin Islands as a wholly owned subsidiary of China Risk Finance LLC.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, our name was changed to China Rapid Finance Limited. Following our registration in the Cayman Islands on August 18, 2015, our company continued for all purposes as if originally incorporated and registered as an exempted company under and subject to the Companies Law of the Cayman Islands, the provisions of which shall apply to our company and all persons and matters associated with us as if we had been so originally incorporated and registered.

In October 2015, China Risk Finance LL (China) Co., Ltd. changed its name to “Shanghai CRF Business Management Co., Ltd.”

The following chart depicts our organizational structure as of the date of this prospectus.

(1)	30% of Haidong’s shares are held directly by Shanghai CRF. 70% of Haidong’s shares are indirectly owned by Shanghai CRF through nominee shareholders.

In connection with the reorganization, (i) all of China Risk Finance LLC’s common shares representing membership interests were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights and preferences and (ii) the Series A, Series B and Series C preferred shares of China Risk Finance LLC representing membership interests were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited.

The following is a brief description of each of our subsidiaries in China:

•	CRF Wealth Management Co., Ltd. provides investor services and manages the online component of our marketplace lending platform.

•	Shanghai CRF provides borrower services, including data verification, and loan matching and account management services.

•	Shanghai Shouhang administers the Safeguard Program for the investors on our marketplace.

•	Haidong provides micro-credit loan products, tests new loan products and facilitates consumption loans.

•	Capital Financial Co., Ltd. provides data analytics and technical support services to institutions, including banks, and is a holder of certain of our company’s intellectual property.

•	Shanghai CRF Financial Information Service Co. provides information services and holds an ICP registration for our marketplace.

•	We currently do not conduct operations under Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd., CRF Finance Lease Co., Ltd. (which holds a guarantee license) and Shanghai HML Assets Management Co., Ltd. (which was established to accept international funding in the Shanghai Free Trade Zone).

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the two years ended December 31, 2014, and as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data for the nine months ended September 30, 2014 and 2015, and as of September 30, 2015, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statement of comprehensive income for the two years ended December 31, 2013 and 2014 and for the nine months ended September 30, 2014 and 2015.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013		2014		2014		2015
	US$		US$		US$		US$
	(in thousands, except share data and per share data)
					(unaudited)
Selected Consolidated Statement of Comprehensive Income:
Gross transaction and service fees	39,631		60,281		40,885		45,537

Customer acquisition incentive	—		—		—		3,690

Revenue
Transaction and service fees (net of customer acquisition incentive)		39,631		60,281		40,885		41,847
Other revenue		929		1,027		666		753

		40,560		61,308		41,551		42,600

Allowance for loan losses		(133)		(580)		(376)		(3,835)
Business and related taxes and surcharges		(2,288)		(2,960)		(1,959)		(2,412)

Net revenue		38,139		57,768		39,216		36,353

Operating expense
Servicing expenses		(4,187)		(7,465)		(5,808)		(9,734)
Sales and marketing expenses		(16,726)		(27,347)		(20,832)		(21,591)
General and administrative expenses		(12,995)		(23,739)		(17,262)		(27,462)

Total operating expenses		(33,908)		(58,551)		(43,902)		(58,787)

Other income
Other income, net		851		1,267		1,178		(2,699)

Profit (loss) before income tax expenses		5,082		484		(3,508)		(25,133)
Income tax expense		(1,332)		(353)		(314)		(616)

Net profit (loss)		3,750		131		(3,822)		(25,749)
Accretion on Series A convertible redeemable preferred shares to redemption value		(330)		(288)		(216)		(216)
Accretion on Series B convertible redeemable preferred shares to redemption value		(2,066)		(1,621)		(1,216)		(1,216)
Accretion of Series C convertible redeemable preferred shares to redemption value		—		—		—		(490)
Allocation of net profit to participating preferred shareholders		(735)		—		—		—

Net profit (loss) attributable to ordinary shareholders		619		(1,778)		(5,254)		(27,671)

Net profit (loss)		3,750		131		(3,822)		(25,749)
Foreign currency translation adjustment, net of nil tax		142		1		318		(390)

Comprehensive income		3,892		132		(3,504)		(26,139)

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic		15,977,212		16,084,124		16,077,890		16,224,408
Diluted		17,506,132		16,084,124		16,077,890		16,224,408
Earnings (loss) per share attributable to ordinary shareholders
Basic		0.04		(0.11)		(0.33)		(1.71)
Diluted		0.04		(0.11)		(0.33)		(1.71)

The following table presents our selected consolidated balance sheet data as of December 31, 2013 and 2014 and September 30, 2015.

	As of December 31,		As of September 30,
	2013	2014	2015	2015
	US$	US$	US$ (unaudited)	US$ Pro forma(1)(2) (unaudited)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and restricted cash	26,872	11,031	30,618	30,618
Total assets	41,764	41,299	60,824	60,824
Total liabilities	32,383	31,606	38,212	38,212
Total mezzanine equity	36,201	38,110	78,689	—
Total shareholders’ (deficit) equity	(26,820)	(28,417)	(56,077)	22,612

(1)	Immediately prior to the completion of this offering, all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.
(2)	Assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-for-one basis, as if the conversion had occurred as of September 30, 2015.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,		As of or for the Nine Months Ended September 30,
	2013	2014	2014	2015
Number of loans facilitated(1)	34,986	63,251	29,033	3,386,027
Number of borrowers(2)	51,588	101,384	79,184	632,211
Loan volume (in US$ millions)(3)	220.0	350.1	226.3	505.7
Gross transaction and service fee (in US$ millions)(4)	39.6	60.3	40.9	45.5
Repeat borrower rate(5)	4%	10%	5%	64%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross transaction and service fee is defined as transaction and service fee (net of customer acquisitive incentive) plus customer acquisition incentive.
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured, each as of the relevant date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 4.2 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$900 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 101 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology, which uses data analytics to identify and evaluate potential borrowers, to acquire customers on a massive scale. With this proprietary technology, we are able to use non-traditional data from alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We generate revenue primarily from transaction and service fees for providing lending-related services on our marketplace. Our services include loan matching services, account management services and administration of a Safeguard Program. The gross transaction and service fees include transaction fees paid by borrowers for loans facilitated on our marketplace and account management fees paid by investors over the term of the loans. We recognize transaction fees from borrowers upon successful loan matching, when the loan agreement is executed and the loan amount is provided by the investor to the borrower. The account management fees are recognized over the loan term as services are provided. Our gross transaction and service fees were US$39.6 million, US$60.3 million and US$45.5 million, for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, respectively.

We have achieved significant growth in recent years. According to Oliver Wyman, during the six months ended July 15, 2015, consumer finance loans facilitated over our online marketplace accounted for 74% of the total number of online consumer finance loans in China. Our gross transaction and service fees, increased by 52.1%, or US$20.7 million, from US$39.6 million in 2013 to US$60.3 million in 2014. For the nine months ended September 30, 2014 and 2015, our gross transaction and service fees were US$40.9 million and US$45.5 million, respectively, representing an increase of 11.4%. We achieved net profit of US$3.8 million and US$131,000 in 2013 and 2014, respectively. For the nine months ended September 30, 2014 and 2015, our net loss was US$3.8 million and US$25.7 million, respectively.

Key Operating and Financial Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider are set forth in the table below.

	As of or for the Year Ended December 31,		As of or for the Nine Months Ended September 30,
	2013	2014	2014	2015
Number of loans facilitated(1)	34,986	63,251	29,033	3,386,027
Number of borrowers(2)	51,588	101,384	79,184	632,211
Loan volume (in US$ millions)(3)	220.0	350.1	226.3	505.7
Gross transaction and service fee (in US$ millions)(4)	39.6	60.3	40.9	45.5
Repeat borrower rate(5)	4%	10%	5%	64%

(1)	Number of loans facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.
(2)	Number of borrowers is defined as the total number of borrowers on our marketplace since our inception as measured as of the relevant date.
(3)	Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.
(4)	Gross transaction and service fee is defined as transaction and service fee (net of customer acquisitive incentive) plus customer acquisition incentive.
(5)	Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China, Borrower Acquisition and Repeat Borrowers

The continued success of our marketplace is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers. According to Oliver Wyman, China’s consumer credit market is one of the most underpenetrated markets in the world. We intend to make our marketplace accessible to as many qualified EMMA borrowers as possible in a cost-effective manner. According to the PBOC, as of December 31, 2014, approximately 75% of China’s consumers did not have a credit history. We believe this is because banks in China do not lend to EMMAs due to the absence of credit data, the costs associated with data collection and the inability of banks to engage in variable pricing. Our proprietary technology creates the significant advantage of a highly scalable borrower acquisition platform for accessing these underserved EMMAs. The number of loans facilitated on our marketplace increased from 34,986 in 2013 to 63,251 in 2014 and from 29,033 in the nine months ended September 30, 2014 to 3,386,027 in the nine months ended September 30, 2015. The loan volume facilitated on our marketplace increased from US$220.0 million in 2013 to US$350.1 million in 2014 and from US$226.3 million in the nine months ended September 30, 2014 to US$505.7 million in the nine months ended September 30, 2015. The cumulative number of borrowers increased from 51,588 as of December 31, 2013 to 101,384 as of December 31, 2014 and from 79,184 as of September 30, 2014 to 632,211 as of September 30, 2015. We believe our ability to attract a large number of quality borrowers to our marketplace at a lower cost, which in turn facilitates investor acquisition and retention, differentiates us from our competitors in the Chinese consumer credit market. Our continued low borrower acquisition costs will have a significant impact on our profitability and overall results of operations.

In addition, we believe the number of repeat borrowers is important to our financial results. For the years ended December 31, 2013 and 2014, our cumulative repeat borrower rate was 4% and 10%, respectively, and for the nine months ended September 30, 2014 and 2015, our cumulative repeat borrower rate was 5% and 64%, respectively. Repeat borrowing reduces our average borrower acquisition costs. Our repeat borrowers also tend to increase their loan sizes with each subsequent loan. We believe our significant number of repeat borrowers is primarily due to the continued improvement in our loan products and customer services. Our ability to continue to attract repeat borrowers will be an important factor in our continued revenue growth and profitability.

PRC Regulatory Environment

The regulatory environment for the consumer lending industry in China is evolving and creating opportunities that could affect our results of operations. We have closely tracked the development and implementation of new rules and regulations. These requirements have created entry barriers for many consumer lending companies in China and further differentiated us from our competitors. For example, in September 2015, we became the first marketplace operator in China to enter into a fund entrustment services agreement with a third-party payment agent and one of China’s large state-owned banks, CCB, in order to comply with recently promulgated regulations that will require marketplaces to conduct third-party payment operations through a PBOC-approved bank. We are also a founding member of the Chinese Internet Finance Association. We believe our timely compliance with these newly promulgated rules have provided us with a competitive advantage in the PRC consumer lending industry. Our operations may need to be further modified to comply with relevant PRC laws and regulations on consumer lending as the regulatory regime for this sector continues to evolve. Such compliance may increase our operating costs, but may also drive increased loan volume to our marketplace, thereby increasing our revenue.

Effectiveness of Our Proprietary Credit Assessment Technology

We are a technology-driven company and we have made and will continue to make substantial investment in research and development of proprietary and innovative technology and know-how to operate our marketplace. Leveraging our decade-long history of creating credit solutions for Chinese financial institutions and over five years of “test and learn” experience in facilitating marketplace lending, we have developed proprietary predictive selection technology that addresses credit data limitations in China. Our proprietary credit assessment technology has allowed us to become the only marketplace in China, according to Oliver Wyman, to utilize predictive selection technology to pre-screen potential borrowers for instant loans on a massive scale. We evaluate our proprietary credit assessment technology on a regular basis and leverage the additional data on loan history experience, borrower behavior, economic factors and prepayment trends that we accumulate to continually improve our technology. Our loan volumes and financial performance will continue to be dependent on our ability to effectively evaluate potential borrowers’ credit profiles and forecast default rates. For the years ended December 31, 2013 and 2014, and the nine months ended September 30, 2015, we spent US$1.6 million, US$2.3 million and US$3.3 million, respectively, on research and development activities.

Average Annual Investment Return

The ability of our marketplace to continue to attract potential borrowers and investors is largely dependent on our marketplace’s effectiveness. A key measure in assessing effectiveness is average annual investment return, which is calculated as the return to investors on our marketplace net of credit losses and, in the case of lifestyle loans, taking into account payments from the Safeguard Program. In the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, average annual investment return on our marketplace was 11.6%, 11.9% and 11.4%, respectively. To the extent that our competitors have higher average annual investment returns, investors may lend their capital on other marketplaces.

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits and patterns. Demand for lifestyle loans facilitated by our marketplace is generally higher in the third and fourth quarters, due to general consumer spending habits. As a result, we earn a higher portion of our revenue and net income during the third and fourth quarters. However, as we only have a relatively short operating history for our online loan program, the seasonal impact of such loan program on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Key Components of Results of Operations

Revenue

The table below sets forth the breakdown our revenue for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013		2014		2014		2015
	Amount (US$’000)		Amount (US$’000)		Amount (US$’000)		Amount (US$’000)
Gross transaction and service fee	39,631		60,281		40,885		45,537

Customer acquisition incentive	—		—		—		3,690

Revenue
Transaction and service fees (net of customer acquisition incentive)		39,631		60,281		40,885		41,847
Other revenue		929		1,027		666		753

		40,560		61,308		41,551		42,600

Allowance for loan losses		(133)		(580)		(376)		(3,835)
Business and related taxes and surcharges		(2,288)		(2,960)		(1,959)		(2,412)

Net revenue		38,139		57,768		39,216		36,353

We generate revenue primarily from transaction and service fees by providing lending-related services on our marketplace. Our services include (i) loan matching services through which we match investors to borrowers on our marketplace and facilitate the execution of loan agreements between the investor and the borrower; (ii) account management services through which we assist investors in collecting loan payment from borrowers; and (iii) administration of a Safeguard Program under which a fund is maintained and used in the event of borrowers’ defaults to repay investors who opt into the Safeguard Program.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$950). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$16,000). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued. Other than consumption and lifestyle loans, certain loans are sourced from our micro-lending operations by our subsidiary, Haidong. Such loans accounted for less than 1% of our total assets as of September 30, 2015. Set forth below is a table showing the interest rates and transaction fee rates of each type of loan.

		2013		2014		2015
Type of loans	Maturity Length	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee	Average interest rate (p.a.)	Average rate of transaction fee
Consumption loans	Less than 3 months	N/A	N/A	21%	1% of loan principal	21%	1-2% of loan principal
Lifestyle loans	3 months to 3 years	17%	16% of loan principal	17%	16% of loan principal	15%	16% of loan principal
Micro-credit loans	1 year to 3 years	N/A	N/A	18%	1% of loan principal	18%	1% of loan principal

We generate revenue from transaction fees and account management fees. We recognize transaction fees from borrowers upon successful loan matching, when the loan agreement is executed and the loan amount is provided by the investor to the borrower. The account management fees earned from investors are recognized over the loan term as services are provided. Transaction fees of US$38.2 million and US$57.6 million, and account management fees of US$1.4 million and US$2.7 million, were recognized during the years ended December 31, 2013 and 2014, respectively. The increase in total transaction fees was primarily due to the corresponding increase in total principal amount of lifestyle loans, while the increase in account management fees reflects increased interest income received by investors in 2014 as compared to the prior year. Transaction fees of US$39.0 million and US$36.4 million, and account management fees of US$1.9 million and US$5.3 million, were recognized during the nine months ended September 30, 2014 and 2015, respectively.

Our marketplace offers loan types with various maturity lengths and rates in order to meet the needs of borrowers. In February 2015, we introduced consumption loans on our marketplace on a large scale. The transaction fees for these consumption loans are 1-2% of the principal amount while transaction fees for lifestyle loans were 16.0% of the principal amount in 2014 and 2015. This difference in transaction fee percentages of principal amounts for consumption and lifestyle loans is a function of the differing maturity lengths of these two types of loans. The account management fees were equal to 7.0% of interest income received by investors in 2013 and 7.5% in 2014. We generally charge higher transaction fees on lifestyle loans.

Our gross transaction and service fees were US$39.6 million and US$60.3 million, for the years ended December 31, 2013 and 2014, respectively, and US$40.9 million and US$41.8 million, for the nine months ended September 30, 2014 and 2015, respectively.

In addition, we generate a small portion of other revenue, which consists of (i) interest income on micro-credit loans provided by Haidong in connection with its micro-credit loan business, and (ii) credit consulting fees collected by our subsidiary, Capital Financial Co., Ltd., in connection with its credit consulting services provided to Chinese banks. Our other revenue amounted to US$0.9 million and US$1.0 million, representing 2.3% and 1.7% of our revenue, for the years ended December 31, 2013 and 2014, respectively, and US$0.7 million and US$0.8 million, representing 1.6% and 1.8% of our revenue for the nine months ended September 30, 2014 and 2015, respectively.

Customer Acquisition Incentives

In order to encourage investors to make consumption loans to first-time borrowers on our marketplace, we offer customer acquisition incentives. These incentives amounted to US$6.2 million in the first nine months of 2015, of which US$3.7 million was recorded as a reduction of revenue. We believe these payments help us to increase the number of new borrowers on our marketplace.

Operating Expenses

Our primary operating expenses consist of (i) servicing expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses. The table below sets forth the breakdown of our operating expenses for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013		2014		2014		2015
	Amount (US$’000)	% of Total Operating Expenses	Amount (US$’000)	% of Total Operating Expenses	Amount (US$’000)	% of Total Operating Expenses	Amount (US$’000)	% of Total Operating Expenses
Operating expenses
Servicing expenses	4,187	12.3%	7,465	12.7%	5,808	13.2%	9,734	16.6%
Sales and marketing expenses	16,726	49.3	27,347	46.7	20,832	47.5	21,591	36.7
General and administrative expenses	12,995	38.3	23,739	40.5	17,262	39.3	27,462	46.7

Total operating expenses	33,908	100.0%	58,551	100.0%	43,902	100.0%	58,787	100.0%

Our servicing expenses consist primarily of data verification costs, including the salaries and benefits and other expenses incurred by our data verification centers, which are responsible for credit assessment and related customer support. We incur data verification costs on all lifestyle loans, the application and initial vetting of which are processed through the data verification centers. The increase in servicing expenses in 2014 was primarily driven by the expansion in the number of data verification centers which we set up in order to meet the strong demand for lifestyle loans arising from the fast-growing population, which resulted in higher data verification costs. Our servicing expenses amounted to US$4.2 million and US$7.5 million for the years ended December 31, 2013 and 2014, respectively, and US$5.8 million and US$9.7 million for the nine months ended September 30, 2014 and 2015, respectively.

Our sales and marketing expenses consist primarily of salaries and benefits and other expenses incurred by our sales and marketing personnel, which account for over 90% of the total amount. Our sales and marketing expenses increased by US$10.6 million from approximately US$16.7 million for the year ended December 31, 2013 to US$27.3 million for the year ended December 31, 2014, mainly due to the increase in the number of sales and marketing personnel in order to meet the needs of our fast-growing business. Our sales and marketing expenses amounted to approximately US$20.8 million and US$21.6 million in the nine months ended September 30, 2014 and 2015, respectively. This increase was primarily due to the addition of new sales persons at both new and existing data verification centers.

Our general and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance and administrative personnel, rental, office administration and utility expenses, professional service fees and other management expenses such as traveling costs. General office and administration expenses totaled US$9.8 million and US$9.3 million, accounting for 37% and 39% of total general and administrative expenses, for the years ended December 31, 2013 and 2014, respectively. Salaries and employee benefits (excluding data verification center personnel) increased by US$3.2 million, or 52%, to US$6.0 million, and rental expense also increased by US$1.5 million, or 62%, to US$3.9 million in 2014 as compared to the prior year. The overall increase in general and administrative expenses is mainly driven by the addition of back-office and administrative personnel and key management positions to support our business operations. Our general and administrative expenses amounted to US$17.3 million and US$27.5 million for the nine months ended September 30, 2014 and 2015, respectively. This increase was primarily due to the increase in research and development expenses relating to the issuance of consumption loans starting in the fourth quarter of 2014, as well as the increase in related corporate level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure.

Other income, net

Our other income consists primarily of (i) government grants, (ii) fair value changes of investments held for trading, (iii) interest income on bank deposits, and (iv) other expenses. The table below sets forth the breakdown of other income for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	US$’000	US$’000	US$’000	US$’000
Loss on extinguishment of convertible promissory note	—	—	—	(2,232)
Interest expenses	—	—	(43)	(1,103)
Changes in fair value of derivatives	—	—	—	(688)
Government grants	464	864	861	561
Fair value changes of investments held for trading	204	339	537	609
Interest income on bank deposits	211	75	68	246
Other expenses	(28)	(11)	(245)	(92)

	851	1,267	1,178	(2,699)

Our government grants represent grants we received from the local government from time to time at the discretion of the relevant government authorities. These grants are for general corporate purposes and to support our ongoing operations in the region. There are no restrictions on the use of the grants.

Taxation

Cayman Islands

We are registered in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our wholly owned subsidiary, CRF China Limited, was incorporated in the British Virgin Islands. Under the applicable laws of the British Virgin Islands, CRF China Limited was not subject to income or capital gains taxes. In addition, payment of dividends to the shareholders of CRF China Limited was not subject to withholding tax in the British Virgin Islands.

USA

China Risk Finance LLC (before the Reorganization) and our subsidiaries China Capital Finance LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore not subject to tax. On August 18, 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.

Hong Kong

Our subsidiary incorporated in Hong Kong in February 2015, CRF China Holding Co., Ltd., is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements for the years ended December 31, 2013 and 2014, as our Hong Kong subsidiary was not yet formed then.

PRC

Our PRC subsidiaries are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law and its implementation rules, both of which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. All of our PRC subsidiaries are subject to the income tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our ADS holders and shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes

VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Some of our PRC subsidiaries were subject to the VAT Pilot Program as of June 30, 2015 at rates from 3% to 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, as of September 30, 2015 and for the nine months ended September 30, 2014 and 2015, which have been prepared in accordance with U.S. GAAP. Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

The application of our accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates. For further information on our significant accounting policies, see note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Marketplace lending services—Lifestyle loans

We generate transaction and service fees by providing marketplace lending services to the users of our lending marketplace. Our services consist of:

a)	matching investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the investors over the loan term, including following up on late repayments (referred to as “account management”); and

c)	administering a Safeguard Program.

We determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the investor and the borrower. We have determined that the marketplace lending transactions contain the following multiple elements: loan matching; account management and administration of the Safeguard Program. We receive payments from both investors and borrowers at loan inception and over the term of the loan which are for loan matching, account management and Safeguard Program administration services provided to the parties. The total expected amount to be received from both the investors and borrowers is first allocated to the Safeguard Program payable in accordance with ASC Topic 460, Guarantees. The remaining amount is allocated to loan matching and account management services using best estimated selling price, as neither vendor-specific objective evidence or third party evidence of selling price is available.

Transaction revenue is recognized for loan matching at loan inception. Servicing revenue is recognized over the loan term on a straight-line basis as the account management services and Safeguard Program administration services are provided. The difference between the account management fees collected and servicing revenue recognized is recorded as deferred revenue.

Marketplace lending services—Consumption loans

We launched the offering of consumption loans in the fourth quarter of 2014. Our services consist of:

a)	matching investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”); and

b)	providing repayment processing services for the investors over the loan term, including following up on late repayments (referred to as “account management”).

We determined that we are not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loans between the investors and the borrowers. We have determined that the consumption loan transactions contain the following two elements: loan matching and account management. Although we provide a loan matching service at loan inception and a repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, we recognize service fees relating to the consumption loans upon repayment by the borrowers.

Customer acquisition incentives

In order to encourage investors to make consumption loans to first-time borrowers on our marketplace, we offer customer acquisition incentives. Such cash incentives are accrued as they are earned by the investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue on a cumulative basis, the cumulative shortfall is deferred as our management considered that it is probable future revenue from the customer under the arrangement will exceed the customer acquisition incentive. The deferred amount is recognized as a reduction of revenue as future service fees are generated based on the first dollar earned. During the nine months ended September 30, 2015, we recorded cash incentives of US$6.2 million, of which US$3.7 million was recorded as a reduction of revenue. As of September 30, 2015, deferred cash incentive of US$2.4 million was included in Receivables, prepayments and other assets.

Safeguard Program

We believe management’s judgment and assessment is required to determine how to account for the fair value of receivables and payables associated with our Safeguard Program. We maintain a Safeguard Program only for the benefit of investors of lifestyle loans using our lending marketplace who opt into the program. In the event of borrowers’ failure to make repayments, these investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. At loan inception and upon subsequent loan repayments, a certain percentage of the amount is collected and segregated by us in a restricted cash account. For accounting purposes, at loan inception, we are required to record this Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. In cases where an investor is paid for a borrower’s default, any future amount recovered from the borrower is to be contributed into the Safeguard Program.

Subsequent to the loan’s inception, the Safeguard Program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan-by-loan basis and it is reduced when we are released from the underlying risk, meaning either when the loan is repaid by the borrower or when the investor is compensated by the Safeguard Program in the event of a default. This component is a stand-ready obligation that is not subject to the probable threshold used to record a contingent obligation. The ASC Topic 450 component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. Our obligation under the Safeguard Program at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception if the investor has opted into the Safeguard Program. Generally, contracts entered into prior to November 2013 did not specify the amounts to be contributed to the Safeguard Program, so no receivable was recorded. Contracts entered into after November 2013 generally did specify the amounts to be contributed to the Safeguard Program and, thus, receivables were recorded.

At loan inception, we determine the Safeguard Program contributions for lifestyle loans made by investors that opt into the program based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. For most lifestyle loans, the majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. We regularly review the contribution percentages to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the probability of losses of the loans covered by the Safeguard Program. Our average annualized contribution rate to the Safeguard Program was approximately 6-7% for each of the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015.

As of December 31, 2013 and 2014 and September 30, 2015, the maximum potential amount, as determined under ASC Topic 460, payable to the investors participating in the Safeguard Program in relation to the existing loans was estimated to be US$23.5 million, US$17.7 million and US$12.7 million, respectively.

Allowance for loan losses

Our allowance for loan losses for our micro-credit lending business is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis. For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. We evaluate and adjust its allowance for loan losses on a quarterly basis or more often as necessary.

We write off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

The increase in allowance for loan losses in the nine months ended September 30, 2015 related to the consumption loans made by our micro-lending subsidiary, Haidong, for the purpose of testing the creditworthiness of certain first-time borrowers on our marketplace.

Share-based compensation

We incur share-based compensation expenses in connection with our share awards and management’s judgment and assessments are necessary to determine how we account for share-based compensation. Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2013 and 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weaknesses, we intend to adopt several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results of any future periods.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2013		2014		2014		2015
	Amount (US$’000)		Amount (US$’000)		Amount (US$’000)		Amount (US$’000)
					(unaudited)
Gross transaction and service fees	39,631		60,281		40,885		45,537

Customer acquisition incentive	—		—		—		3,690

Revenue
Transaction and service fees (net of customer acquisition incentive)		39,631		60,281		40,885		41,847
Other revenue		929		1,027		666		753

		40,560		61,308		41,551		42,600

Allowance for loan losses		(133)		(580)		(376)		(3,835)
Business and related taxes and surcharges		(2,288)		(2,960)		(1,959)		(2,412)

Net revenue		38,139		57,768		39,216		36,353

Operating expense
Servicing expenses		(4,187)		(7,465)		(5,808)		(9,734)
Sales and marketing expenses		(16,726)		(27,347)		(20,832)		(21,591)
General and administrative expenses		(12,995)		(23,739)		(17,262)		(27,462)

Total operating expenses		(33,908)		(58,551)		(43,902)		(58,787)
Other income
Other income, net		851		1,267		1,178		(2,699)

Profit (loss) before income tax expenses		5,082		484		(3,508)		(25,133)
Income tax expense		(1,332)		(353)		(314)		(616)

Net profit (loss)		3,750		131		(3,822)		(25,749)
Accretion on Series A convertible redeemable preferred shares to redemption value		(330)		(288)		(216)		(216)
Accretion on Series B convertible redeemable preferred shares to redemption value		(2,066)		(1,621)		(1,216)		(1,216)
Accretion on Series C convertible redeemable preferred shares to redemption value		—		—		—		(490)
Allocation of net profit to participating preferred shareholders		(735)		—		—		—

Net loss attributable to ordinary shareholders		619		(1,778)		(5,254)		(27,671)

Net profit (loss)		3,750		131		(3,822)		(25,749)
Foreign currency translation adjustment, net of nil tax		142		1		318		(390)

Comprehensive income (loss)		3,892		132		(3,504)		(26,139)

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

Revenue

The volume of loans facilitated on our marketplace increased from approximately US$226.3 million in the nine months ended September 30, 2014 to approximately US$505.7 million in the nine months ended September 30, 2015, representing an increase of approximately 123%.

Our gross transaction and service fees increased by 11.4%, or US$4.7 million, from US$40.9 million in the nine months ended September 30, 2014 to US$45.5 million in the nine months ended September 30, 2015. This increase was primarily due to the increase in volume of consumption loans (for which we charge lower transaction fees to reflect their shorter term) made on our marketplace since the beginning of the fourth quarter of 2014.

Our net revenue decreased by 7.3%, or US$2.9 million, from US$39.2 million in the nine months ended September 30, 2014 to US$36.4 million in the nine months ended September 30, 2015. The decrease was due to the US$3.4 million increase in allowance for loan losses relating to consumption loans made by our subsidiary, Haidong, for the purpose of testing the creditworthiness of certain first-time borrowers on our marketplace, and US$3.7 million of customer acquisition incentives made to investors to encourage them to lend to first-time consumption loan borrowers.

Operating expenses

Our total operating expenses increased by 33.9%, or US$14.9 million, from US$43.9 million in the nine months ended September 30, 2014 to US$58.8 million in the nine months ended September 30, 2015, as set forth below.

Our servicing expenses increased by 67.6%, or US$3.9 million, from US$5.8 million in the nine months ended September 30, 2014 to US$9.7 million in the nine months ended September 30, 2015. This increase was primarily due to the addition of 30 new data verification centers and the increase in related loan volumes, as well as the increase in the number of loan servicing personnel at our existing data verification centers.

Our sales and marketing expenses increased by 3.6%, or US$0.8 million, from US$20.8 million in the nine months ended September 30, 2014 to US$21.6 million in the nine months ended September 30, 2015. This increase was primarily due to the addition of salespersons at both new and existing data verification centers.

Our general and administrative expenses increased by 59.1%, or US$10.2 million, from US$17.3 million in the nine months ended September 30, 2014 to US$27.5 million in the nine months ended September 30, 2015. This increase was primarily due to the increase in research and development expenses relating to the issuance of consumption loans starting in the fourth quarter of 2014, as well as the increase in related corporate level operational functions such as product management, customer service, call centers and data analytics, as well as technology infrastructure.

Other income, net

Our other income changed from US$1.2 million in the nine months ended September 30, 2014 to negative US$2.7 million in the nine months ended September 30, 2015. This change was primarily due to the loss on extinguishment of convertible promissory notes in the amount of US$2.2 million and related interest expense of US$1.1 million in the nine months ended September 30, 2015.

Income tax expenses

Our income tax expenses increased by 96.2%, or US$0.3 million, from US$0.3 million in the nine months ended September 30, 2014 to US$0.6 million in the nine months ended September 30, 2015. This increase was primarily due to certain of our subsidiaries having generated taxable income in the nine months ended September 30, 2015 even though we incurred an overall net loss in that period.

Net loss

As a result of the foregoing, our net loss increased from US$3.8 million in the nine months ended September 30, 2014 to US$25.7 million in the nine months ended September 30, 2015.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue

Our gross transaction and service fees increased by 52.1%, or US$20.7 million, from US$39.6 million in 2013 to US$60.3 million in 2014. This increase was primarily due to the increase in the loan volume facilitated on our marketplace from approximately US$220.0 million in 2013 to approximately US$350.1 million in 2014.

Our net revenue increased by 51.5%, or US$19.6 million, from US$38.1 million in 2013 to US$57.8 million in 2014. This increase was primarily due to the increase in our gross transaction and service fees.

The transaction and service fees did not increase in direct portion with total number of loans because even though there were over 20,000 small consumption loans facilitated on our marketplace in the fourth quarter of 2014, the average loan sizes of such consumption loans, and the related transaction and service fees, are significantly lower than for lifestyle loans.

Operating expenses

Our total operating expenses increased by 72.7%, or US$24.6 million, from US$33.9 million in 2013 to US$58.6 million in 2014, as set forth below.

Our servicing expenses increased by 78.3%, or US$3.3 million, from US$4.2 million in 2013 to US$7.5 million in 2014. This increase was primarily due to our increased expenses associated with the expansion of our data verification center network, the increased loan transaction volume and expenses incurred in preparation for the launch of our new online loan program.

Our sales and marketing expenses increased by 63.5%, or US$10.6 million, from US$16.7 million in 2013 to US$27.3 million in 2014. This increase was primarily due to the increase in the volume of loans facilitated on our marketplace and higher incentive payments to sales personal.

Our general and administrative expenses increased by 82.7%, or US$10.7 million, from US$13.0 million in 2013 to US$23.7 million in 2014. This increase was primarily due to the increased expenses related to rental and other office expenses as we expanded our network of data verification centers, the increases in headcount and salaries of our general management personnel and expenses incurred in preparation for the launch of our online loan program.

Other income, net

Our other income increased by 48.9%, or US$0.4 million, from US$0.9 million in 2013 to US$1.3 million in 2014. This increase was primarily due to an 86.2% increase in government grants in the form of tax rebates as a result of the higher business tax paid in 2014. This increase was also due to a 66.2% increase in fair value changes of investments held for trading as a result of higher market values stemming from favorable market conditions.

Income tax expenses

Our income tax expenses decreased by 73.5%, or US$1.0 million, from US$1.3 million in 2013 to US$353,000 in 2014. This decrease was primarily due to the decrease in our profit before income tax expenses from US$5.1 million in 2013 to US$484,000 in 2014. Our effective tax rate was 26% and 73% in 2013 and 2014, respectively. The higher effective tax rate in 2014 was primarily due to an increase in non-deductible tax expenses and losses.

Net profit (loss)

As a result of the foregoing, our net profit decreased from US$3.8 million in 2013 to US$131,000 in 2014.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and the issuance of preferred shares and convertible notes in private placements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments.

Substantially all of our future revenue is likely to continue to be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”

The table below sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2013	2014	2014	2015
	US$’000	US$’000	US$’000	US$’000
Net cash provided by/(used in) operating activities	4,924	(7,667)	5,196	(14,006)
Net cash used in investing activities	(1,546)	(2,087)	(1,705)	(1,733)
Net cash provided by financing activities	—	1,887	250	34,567
Net increase/(decrease) in cash and cash equivalents	3,695	(8,133)	3,518	17,964
Cash and cash equivalents-beginning of period	10,251	13,946	13,946	5,813
Cash and cash equivalents-end of period	13,946	5,813	17,464	23,777

Operating Activities

Net cash used in operating activities was US$14.0 million in the nine months ended September 30, 2015. This cash outflow was primarily due to (i) a net loss of US$25.7 million, as adjusted by non-cash items, (ii) an increase in Safeguard Program assets and liabilities of US$1.0 million, as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in receivables, prepayments and other assets of US$5.1 million; partially offset by (i) a decrease in loans receivable of US$5.2 million in connection with the sale of micro-credit loans being provided by Haidong to independent third parties, (ii) an increase in accrued liabilities of US$2.4 million in connection with accrued employee salaries and tax payables, and (iii) a decrease in investments held for trading of US$1.1 million.

Net cash used in operating activities was US$7.7 million in 2014. This cash outflow was primarily due to (i) a net profit of US$131,000, as adjusted by non-cash items, (ii) an increase in Safeguard Program assets and liabilities of US$5.2 million as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in loans receivable of US$7.5 million as a result of more micro-credit loans being provided by Haidong; partially offset by an increase in accrued liabilities of US$2.8 million in connection with accrued employee salaries and tax payables.

Net cash provided by operating activities was US$4.9 million in 2013. This cash inflow was primarily due to (i) net profit of US$3.8 million, as adjusted by non-cash items, (ii) a decrease in Safeguard Program assets and liabilities of US$1.2 million as a result of the combined effects of contributions to and pay-outs from the Safeguard Program, and (iii) an increase in accrued liabilities of US$5.4 million in connection with accrued employee salaries and tax payables; partially offset by (i) an increase in loans receivable of US$2.4 million as a result of more micro-credit loans being provided by Haidong, and (ii) an increase in investments held for trading of US$2.7 million.

Investing Activities

Net cash used in investing activities was US$1.7 million in the nine months ended September 30, 2015, primarily due to purchase of property, equipment and software of US$1.7 million, including primarily vehicles, computer and electronic equipment and lease improvements.

Net cash used in investing activities was US$2.1 million in 2014, primarily due to the purchase of property, equipment and software of US$2.1 million including vehicles, office supplies, furniture and lease improvements in connection with our network expansion.

Net cash used in investing activities was US$1.5 million in 2013, primarily due to the purchase of property, equipment and software of US$1.5 million including vehicles, office supplies, furniture and lease improvements.

Financing Activities

Net cash provided by financing activities was US$34.6 million in the nine months ended September 30, 2015 primarily due to (i) proceeds from issuance of promissory notes of US$32.8 million to third-party investors, and (ii) proceeds from issuance of convertible redeemable preferred shares of US$5.0 million in connection with the offering of Series C Shares; partially offset by the redemption of convertible promissory notes of US$2.5 million.

Net cash provided by financing activities was US$1.9 million in 2014 primarily due to the combined effects of (i) proceeds from borrowings of US$3.1 million, including short-term loans in the aggregate principal amount of US$1.5 million from several directors in connection with a capital injection into one of our PRC subsidiaries and a loan of US$1.6 million by Haidong from a local bank in Qinghai Province in connection with Haidong’s micro-credit lending business; and (ii) the repayment of the loans from the directors in the amount of US$1.25 million. The remainder of the directors’ loans was repaid in February 2015.

We did not have any cash flow relating to financing activities in 2013.

Capital Expenditures

Our capital expenditures have primarily related to lease improvements and the purchase of office equipment. We did not incur significant capital expenditures in 2013, 2014 or the nine months ended September 30, 2015.

Contractual Obligations

We have entered into non-cancellable operating leases covering various facilities. The table below sets forth our future minimum lease payments under these non-cancellable leases:

	Payments due by period
	Total	Remainder of 2015	2016- 2017	Thereafter
Operating lease obligations (US$’000)	12,996	1,897	9,515	1,584

We recorded rental expenses of US$2.5 million, US$3.9 million and US$4.3 million in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, respectively.

As of December 31, 2013, December 31, 2014 and September 30, 2015, we did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the Safeguard Program as disclosed elsewhere in this prospectus.

Borrowings

The table below sets forth our borrowings for the periods indicated:

	As of December 31,		As of September 30, 2015
	2013	2014
	US$’000	US$’000	US$’000
Short-term bank borrowing	—	1,634	1,572
Loan due to a related party	—	250	—

	—	1,884	1,572

In November 2014, our subsidiary, Haidong, entered into a loan agreement with a commercial bank for a principal amount of US$1.6 million in connection with its micro-credit lending business, which was guaranteed by our subsidiaries China Risk Finance LL (China) Co., Ltd and CRF Finance Lease Co., Ltd. This short-term bank loan is due on November 10, 2015 and bears interest at 8.5% per annum. The agreement does not contain any restrictive loan covenant.

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million. We used the proceeds of these loans to capitalize one of our WFOEs in China when we were unable to obtain foreign currency in a timely manner. US$1.25 million was repaid in August 2014 along with US$42,500 in interest. The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

Contingent Liabilities

We did not have any contingent liabilities as of December 31, 2013 and 2014, or September 30, 2015.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013 and 2014, or September 30, 2015.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our revenue and expenses are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The RMB is not freely convertible into foreign currencies for capital account transactions. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Starting in June 2010, the PRC government allowed the RMB to appreciate slowly against the U.S. dollar. However, with the announcement by the PBOC to devalue the RMB in a move to support exports and boost the role of market pricing, the RMB has experienced significant depreciation against the U.S. dollar. For example, in August 2015, the PRC government allowed the RMB to depreciate by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk partially relates to the interest income associated with micro-credit loans provided by Haidong. We generated interest income associated with micro-credit loans provided by Haidong in the amount of US$483,000, US$571,000 and US$275,000 in 2013, 2014 and the nine months ended September 30, 2015, respectively. In addition, we generated interest income on our interest-bearing bank deposits, in the amount of US$211,000, US$75,000 and US$246,000 in 2013, 2014 and the nine months ended September 30, 2015, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. A high interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce the number of loans facilitated on our platform, which may adversely affect our business. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. We are currently evaluating the method of adoption and the impact ASU 2014-09 will have on our consolidated financial position, results of operations, cash flows, and associated disclosures. In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In July 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2014-12 is not expected to have significant impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a significant impact on our consolidated financial statement disclosures.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis,” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

OUR INDUSTRY

We operate a leading platform in China’s marketplace lending industry, otherwise known as the “peer-to-peer” lending industry, which is a subset of China’s overall credit industry. Since no reliable third-party data is publicly available for the marketplace lending or consumer credit industries in China, we have engaged Oliver Wyman, a leading global management consulting firm, to prepare an industry report that analyzes these industries. All the information and data presented in this section has been derived from Oliver Wyman’s industry report unless otherwise noted. Oliver Wyman has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. Although the following discussion describes historical growth and includes projections for expected future growth, such future growth may not occur at the rates that are projected or at all.

China’s consumer credit and marketplace lending industries have undergone significant changes in recent years and their robust growth is expected to continue. This section discusses the drivers influencing these changes and projections of future growth, market segments, key elements of competition and the various business models in China’s marketplace lending industry.

China’s Emerging Middle Class

China is the world’s second largest economy, and while its GDP growth was historically driven mainly by investment and exports, more recent growth has been driven by consumption, according to McKinsey & Company, or McKinsey. McKinsey expects that by 2022, more than 75% of China’s urban consumers, or 630 million urban people, will enter the middle class, with annual household income of between RMB60,000 (approximately US$9,670) and RMB229,000 (approximately US$36,908). Growth in China’s middle class, as illustrated in the chart below, is expected to stimulate China’s domestic consumption and provide a significant opportunity for the consumer finance industry.

Number of China’s Urban Households and Population by Annual Income Level

Source: Adapted from Preparing For China’s Middle Class Challenge, McKinsey Insights China, March 2014, © McKinsey & Company. Reprinted with permission.

Development of China’s Consumer Credit Market

China’s consumer credit market in 2014 was RMB23 trillion (approximately US$3.7 trillion) with a CAGR of 23% per year since 2009, and accounted for 27% of China’s total credit market. Consumer finance, or consumption loans, consists of individual loans for consumption purposes, excluding secured loans as well as individual loans for business purposes. Today, consumer loans originated in China are primarily larger, secured loans for wealthy consumers. Unsecured consumer loans are an underserved segment and represented only RMB3.2 trillion (approximately US$500 billion) and 4% of the total credit market in 2014.

The low levels of net consumer debt and low individual credit penetration represent a significant opportunity for further expansion of the credit market to China’s middle class. There are several contributing factors to the low level of overall unsecured consumer lending penetration, including the general lack of credit data in China. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We refer to these individuals, who also regularly use mobile devices, as EMMAs (Emerging Middle-class, Mobile Active consumers).

The below chart illustrates China’s low level of consumer credit penetration as a percentage of GDP relative to other economies:

Consumption Credit Penetration as a Percentage of GDP by Country (Region)(1)

(1)	As of December 31, 2014.

Source: Oliver Wyman report based on data provided by CEIC and Euromonitor International for Taiwan.

One of the fastest growing segments in the Chinese consumer finance market is non-bank consumption loans, which are expected to grow from RMB0.9 trillion (approximately US$150 billion) in 2014 to RMB3.3 trillion (approximately US$550 billion) by 2020, representing a CAGR of 25%. Consumption loans encompass pure credit-based consumer financing of smaller purchases as an alternative to credit cards, and exclude corporate loans, micro-small enterprise, or MSE, loans and individual operation loans. Individual operation loans are loans to small business owners for business purposes. Large consumption loans ranging between RMB100,000 (approximately US$16,000) and RMB500,000 (approximately US$80,000) are mainly provided in the form of credit card-based credit, while small consumption loans of less than RMB100,000 are dominated by licensed consumer finance companies and, more recently, marketplace lending companies.

The chart below sets forth the outstanding consumption loan balance as of the end of the periods presented, segmented by those held by banks and those held by non-banks.

Total Consumer Credit Market by Type

Source: Oliver Wyman report based on data provided by the PBOC and the CBRC

China’s Marketplace Lending Market

China’s marketplace lending market is expected to grow at a CAGR of 93% from 2014 to 2020. Marketplace lending gained momentum as an alternative source of loans in China after 2009 due to the availability of capital coupled with the difficulty for small and medium-sized enterprises and private individuals to gain access to traditional sources of credit. Marketplace lending rapidly gained popularity among borrowers for providing quick credit and among investors for providing higher returns. Growth further accelerated with increasing government regulatory support. The following figure shows existing volume and projected growth in China’s marketplace lending market.

Outstanding Balance of China’s Marketplace Lending Market

China’s marketplace lending industry is comprised of four distinct segments: consumer finance loans, corporate loans, MSE operation loans, and individual operation loans. Each of the latter three segments is business-oriented with the loan proceeds used primarily for business purposes. Only consumer finance loans are purely for individual consumption purposes. The market in China for consumer finance loans, or consumption loans, is vastly underpenetrated, with such loans currently comprising only 4% of China’s marketplace lending loan volume.

China’s Marketplace Lending Market(1)

	CONSUMER PURPOSE	BUSINESS PURPOSE
	Consumer Finance	Individual Operation Loan	MSE Operation Loan	Corporate Loan
Loan Type	Unsecured	Secured or unsecured	Secured	Secured

Category Leader(2)		Credit Ease	Lufax	Hongling Capital
Average Loan Size(3)	$500(4)	$9,400	$785,000(5)	$1,570,000

(1)	Marketplace lenders are categorized based on their major business areas.
(2)	Ranked based on key metrics of each category.
(3)	Approximate average loan size of the category leader as of July 15, 2015 in U.S. dollars.
(4)	Based on company data.
(5)	Represents the average loan size for MSE loans facilitated by Lufax.

Source: Oliver Wyman report based on data provided by Wangdaizhijia.com, company websites and press releases

China’s Consumer Finance Marketplace Lending Market

Our company is the segment leader in China’s consumer finance marketplace lending industry in terms of total number of loans in the six months ended July 15, 2015. During the same period, consumer finance loans facilitated over our online marketplace accounted for 74% of the total number of online consumer finance loans in China, according to Oliver Wyman.

Consumer Finance Marketplace Lending Market Share(1)

(1)	Based on the number of online approved loans between January 17, 2015 and July 15, 2015, excluding the number of online loans issued by marketplace lending companies whose number of online loans are small and negligible.

Source: Oliver Wyman report based on data provided by Wangdaizhijia.com, company websites and press releases

Market Drivers for China’s Consumer Finance Marketplace Lending Market

Growing Consumer Market Underserved by Banks

Growth of China’s consumer finance market is expected to be largely driven by financially active consumers who currently do not have a credit history or access to bank-issued credit cards. Chinese consumer income grew at a CAGR of 11% from 2010 to 2014, which is faster than the overall GDP growth of China and that of other major global economies. At the same time, China’s household consumption and disposable income have increased due to the country’s evolving demographics, including the “western” lifestyle adopted by the younger generations, the rising middle class and continuing urbanization. The PRC government has made income growth a policy priority as consumption becomes increasingly essential to China’s economy. However, according to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. These individuals have little, if any, access to credit from other sources.

Regulatory Environment that Favors Leading Operators

China’s marketplace lending industry has historically been largely unregulated, creating a favorable regulatory backdrop for its fast growth. Recently, PRC regulatory bodies, including the CBRC and PBOC, have issued policies, guidelines and principles applicable to the marketplace lending industry. See “Regulation.” Our company has engaged extensively with key regulators to help shape best practices in China’s marketplace lending and credit industries. The evolving policies, guidelines and principles have reduced the number of marketplace lending companies by eliminating those whose operations are not fully compliant. We believe these recent developments will benefit the compliant incumbent category leaders, including our company.

Proliferation of Internet, Mobile, Data and Channels

In 2014, there were 649 million Internet users and 520 million smartphone users in China, which represented 48% and 38% of the total Chinese population, respectively. Between 2011 and 2014, the number of Internet users grew at a CAGR of 7% while the number of smartphone users grew at a CAGR of 33%. The use of e-commerce and social media, first through the Internet and now through mobile devices, is growing rapidly in China. In 2014, e-commerce and social media reached over 300 million and 470 million people, respectively. The PRC government aims to deepen the integration of the Internet within the economic and social sectors through its “Internet Plus” policy to accelerate the offline to online shift of many traditional businesses. These e-commerce and social media channels potentially provide valuable data on millions of consumers.

Investors’ Strong Appetite for Financial Investment Products

By 2014, investment demand from retail and institutional investors had reached RMB31 trillion (approximately US$5 trillion) and RMB66 trillion (approximately US$11 trillion), respectively, and is forecasted to grow through 2020 at CAGRs of 20% and 13%, respectively. However, due to negative real returns on bank deposits and underperforming equity markets, many Chinese households and institutional investors have not realized their investment return expectations and are seeking investments with more attractive risk-adjusted yields. Marketplace lending has evolved to connect these retail and institutional investors with borrowers whose loans can generate attractive returns that are less correlated with the general market.

Typical Borrower Acquisition Models

Direct Sales Borrower Acquisition

Marketplace lending platforms in China with a direct sales borrower acquisition model tend to cover both business loans and consumption loans and have offline coverage through either their own resources or business partners. Direct sales borrower acquisition platforms involve an offline validation process. Since the borrower acquisition cost is high, with an average cost of RMB4,000 (approximately US$640) per borrower, loans from these types of platforms tend to be larger.

Open Application Borrower Acquisition

Most consumer finance marketplace lending platforms in China follow an exclusively open application borrower acquisition strategy, typically including an open application to apply for a loan, in an effort to minimize customer acquisition costs. Data assessment for these loans is an additional cost and usually is dependent on existing credit data such as the PBOC’s personal credit report and other evidence of creditworthiness. These platforms typically target younger consumers and acquire borrowers through dedicated mobile apps. The open application borrower acquisition model generally is susceptible to application fraud. The average borrower acquisition cost for online open application business models is approximately RMB400 (approximately US$64) per borrower.

Predictive Selection Technology Borrower Acquisition (China Rapid Finance)

Pre-approval of credit lines has been widely adopted in mature markets with good credit infrastructure, but we are the only marketplace lending platform that has adopted this model in China. We apply our proprietary predictive selection technology to data accessed through multiple sources, including our cooperation partners. Under the predictive selection technology borrower acquisition approach, the platform proactively manages credit risk on a massive scale by actively targeting qualified customers. The average borrower acquisition cost in China for each predictive selection technology borrower is US$20.

The following graph sets forth the average acquisition cost per borrower for each of the three borrower acquisition models identified in this section:

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by press releases, China Rapid Finance and expert interviews.

Based on these costs per borrower to achieve one million customers, the direct sales, open application and predictive selection technology models would require RMB4.0 billion (approximately US$640 million), RMB400 million (approximately US$64 million) and RMB80 million (approximately US$20 million), respectively.

Investor Acquisition Models

The marketplace lending industry has opened a new channel for investors in China, which allows investors to benefit from access to untapped borrowers for returns that are less correlated with the general market than other investment products, as well as transparent reporting and payment practices.

Online Investor Acquisition: Mass Affluent Investor Focused

Online investor acquisition models usually feature low minimum investment thresholds of approximately RMB5,000 (approximately US$800) and offer products with little differentiation, with an emphasis on volumes. The investment products on these platforms are differentiated in terms of minimum investment thresholds, maturities and returns, often in the form of wealth management products, and are targeted to mass investors. These products typically have low, fixed yields. Shorter and flexible maturities for investments are usually designed for mass investors as a replacement for deposits. Investment products with higher yields typically have longer maturities.

Offline Investor Acquisition: High Net Worth Investor Focused

Marketplace lending platforms affiliated with wealth management companies in China utilize offline distribution channels to reach high net worth investors through direct sales. Loans on these platforms are presented as wealth management products and direct substitutes for traditional wealth management products. These platforms tend to have longer operating histories and a physical network of branch offices.

BUSINESS

Our Mission

Our mission is to use our proprietary technology to create a marketplace that fulfills the lifetime consumer credit needs of China’s emerging middle class and provides investors with attractive returns.

Our Business

We operate China’s largest and fastest growing consumer lending marketplace, having facilitated more than 4.2 million loans since inception. Our technology-driven marketplace facilitates loans between borrowers and investors, providing borrowers with easy to understand, affordable credit and investors with attractive returns. According to the People’s Bank of China, or the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. We view these individuals, who also regularly use mobile devices, as our target market and refer to them as EMMAs (Emerging Middle-class, Mobile Active consumers). We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. We generate recurring fee revenue from borrowers and investors, including transaction and service fees for loans facilitated on our marketplace.

China represents the largest and fastest growing marketplace lending market in the world, which was projected by Oliver Wyman to reach RMB5.4 trillion (approximately US$900 billion) in 2020, representing a compound annual growth rate, or CAGR, of 93% from 2014. We have built a unique omnichannel marketplace to reach and serve EMMAs online, via mobile devices, and through our physical network of 101 data verification centers. We are the only marketplace lending platform in China to use predictive selection technology to acquire customers on a massive scale at low cost. With this proprietary technology, we are able to analyze non-credit data from multiple alternative sources to assess the creditworthiness of potential borrowers in a market where approximately 75% of consumers do not have a credit history.

We have proven our expertise over 15 years of working with some of China’s largest banks to help them issue over 100 million credit cards. According to Oliver Wyman, we are China’s leading marketplace for consumer credit with automated decisioning technology, which includes a decisioning engine, machine learning and algorithms capable of analyzing big data. We believe that we are also China’s only consumer finance marketplace capable of harnessing alternative sources of data, including online social media, search, browsing and transactional activity, to assess creditworthiness.

We have established strategic relationships with leading companies in China, including Tencent and Baidu, through which we leverage valuable big data on hundreds of millions of Chinese consumers. Using our predictive selection technology, we analyze this data to efficiently select potential EMMA borrowers for our platform. This, in turn, attracts investors to invest through our marketplace. We are also in active discussions regarding potential new collaboration arrangements with additional Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment service providers to enable us to reach more potential qualified EMMA borrowers.

China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$550 billion) by 2020, according to Oliver Wyman. We believe that banks have historically not extended credit to EMMAs due to the absence of credit data, the high costs of traditional data collection and the inability of banks to engage in variable pricing, which refers to the practice of charging different interest rates to different borrowers based on credit quality. As a result, hundreds of millions of financially active and technologically savvy consumers in China lack access to affordable credit.

Our proprietary technology enables us to uniquely provide affordable credit access for EMMAs. Although traditional consumer credit information on most potential borrowers in China is not available, we are able to access vast amounts of valuable information regarding the online behavior of EMMAs through our cooperation partners. Our technology, which was developed based on our “test and learn” operating philosophy, provides a reliable and quantifiable link between this digital data and consumers’ creditworthiness. Our predictive selection technology identifies and evaluates qualified EMMAs for the loans facilitated on our marketplace, and our credit scoring and automated decisioning technologies determine whether, and on what terms, a loan should be offered.

These technology and data access advantages have enabled us to become the most efficient and scalable consumer marketplace in China. Our end-to-end automation allows us to match these EMMAs and investors and execute transactions in an efficient and cost-effective manner. Our ability to access and analyze alternative sources of data on potential borrowers allows us to continuously develop, refine and validate the scoring capabilities of our predictive selection technology. Collectively, this results in lower borrowing costs for our customers and creates a network effect whereby we are able to attract and retain more quality EMMAs to our marketplace. According to Oliver Wyman, our online acquisition cost per borrower is a fraction of that of our competitors, as shown in the table below.

Acquisition Cost per Borrower by Borrower Acquisition Model

Source: Oliver Wyman report based on data provided by press releases, China Rapid Finance and expert interviews.

Based on these costs per borrower, the direct sales, open application and predictive selection technology models would require US$640 million, US$64 million and US$20 million, respectively, to acquire one million customers. Therefore, we believe that our predictive selection technology model enables us to be massively more scalable than our competitors. As a result of our cost advantage, we were able to acquire more than 530,000 borrowers on our marketplace in the nine months ended September 30, 2015, representing more customer acquisitions than all of our competitors combined in that period, according to Oliver Wyman.

We believe that as our customers continue to use our platform for additional borrowing, the average lifetime value of these borrowers, which is defined as revenue net of direct cost per borrower, will significantly exceed the acquisition costs per borrower.

Our mission is to serve the lifetime credit needs of EMMAs through comprehensive and attractive product offerings, resulting in strong recurring revenue. Our unique omnichannel marketplace allows hundreds of millions of EMMAs to obtain rapid access to affordable credit for the first time and thereafter have access to a wide variety of loan products with varying principal amounts, maturities, and interest rates.

We categorize the vast majority of loans facilitated on our marketplace as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months, which have principal amounts generally of up to RMB6,000 (approximately US$950). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years, which have principal amounts generally of up to RMB100,000 (approximately US$16,000). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to the loan being issued.

As EMMAs on our platform develop a track record of timely loan repayment, they are also able to further reduce their costs of borrowing and access lifestyle on more attractive terms. We are also testing other loan products to serve EMMAs’ evolving lifetime credit needs.

The attractiveness of our marketplace to EMMAs is evidenced by the fact that, as of September 30, 2015, 64% of the borrowers on our marketplace since our inception had returned for at least one additional loan and 55% of the borrowers on our marketplace had returned for at least two additional loans.

Repeat Borrowers

Market Opportunity and Our Marketplace

We believe EMMAs constitute one of the largest untapped consumer credit market opportunities in the world. According to Oliver Wyman, the demand for consumer credit by this segment of China’s population continues to grow rapidly and this segment of China’s population is poised to become the principal engine of consumer spending over the next decade. According to Oliver Wyman, China’s total addressable non-bank consumption loan market is expected to reach RMB3.3 trillion (approximately US$550 billion) by 2020. Marketplace loan amount in China is expected to grow at a CAGR of approximately 93% to RMB5.4 trillion (approximately US$900 billion) in 2020.

China’s current banking system, however, is unable to address the borrowing needs of EMMAs, particularly those of salaried private sector employees and sole proprietors. According to the PBOC, as of the end of 2014, there were approximately 500 million individuals with quality employment records but no credit history. Because banks typically do not extend credit to EMMAs, the vast majority of China’s population is underserved by the current banking system and is seeking alternative solutions. As a result, the PRC government has introduced new guidelines and regulations to help facilitate non-bank credit access to these underserved consumers.

To address this market opportunity, we have developed a marketplace that provides benefits to both borrowers and investors. Borrowers benefit from access to affordable, unsecured credit; rapid and efficient credit scoring and decisioning; the ability to build a credit history; and transparent pricing and loan terms. Investors benefit from access to untapped borrowers for attractive returns that are less correlated with general market trends, as well as transparent reporting and payment practices.

Our Competitive Strengths

We have been able to establish a leadership position in China’s consumer lending industry because we are the only lending marketplace in China to offer all of the following: (1) predictive selection technology, (2) automated decisioning technology, (3) non-credit data analytics and (4) variable pricing capabilities. This unique set of capabilities has allowed us to create a marketplace offering affordable credit for EMMAs that neither traditional banks nor our competitors are able to serve. We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of our substantial market opportunity:

•	Leading online consumer lending marketplace in China. We operate China’s largest and fastest growing consumer lending marketplace in terms of total number of loans with more than 4.2 million loans facilitated since inception. According to Oliver Wyman, the daily average number of consumer finance loans facilitated on our marketplace exceeds the daily average aggregate number of such loans made through all competing lending focused marketplaces in China, and this origination track record accounted for 74% of the total number of online consumer finance loans in China facilitated by consumer lending marketplaces in the six months ended July 15, 2015. With our technology advantage and the rapid scalability of our online and mobile-based services, we believe that we can maintain and extend our leadership position by benefiting from the network effect in this large underserved market and continue to attract high quality borrowers and investors.

•	Expansive customer reach to EMMAs through multiple channels and data sources. We have entered into strategic relationships with leading China-based companies, including Tencent and Baidu, through which we are able to leverage a vast amount of consumer data regarding online social media, search, browsing and transactional activity, to which we can apply our predictive selection, credit scoring and automated decisioning technologies and algorithms. With the trust of these cooperative partners and the benefit of their data, we have proactively selected the most desirable borrowers for our platform and reduced our customer acquisition costs. In addition, our network of 101 data verification centers located throughout China gives us the ability to directly reach customers to collect and verify traditional and non-traditional sources of data, such as bank records, utility and phone bills, place of employment and condition of residences. The data from these various sources allow us to continuously refine and develop our predictive selection, credit scoring and automated decisioning technologies.

•	Predictive selection technology enabling large-scale, low-cost acquisition of quality borrowers. Through more than a decade of creating credit solutions for financial institutions in China and over five years of “test and learn” experience in facilitating marketplace lending (See “History and Reorganization—Our Company”), we have developed proprietary predictive selection technology that successfully addresses China’s consumer credit data limitations and can analyze alternative sources of data to predict the likelihood of potential borrowers to repay loans. The application of our predictive selection technology allows us to reduce our average customer acquisition cost. This creates a network effect whereby we are increasingly able to attract and retain more quality EMMAs to our marketplace.

•	Automated decisioning technology enabling centralized and efficient risk assessment. Once we have preselected high quality borrowers for our marketplace, we are able to apply our credit scoring and proprietary automated decisioning technologies to make lending recommendations to our investors. According to Oliver Wyman, our company, FICO and Experian are the only three companies with credit decisioning science technology in China, and we are the only one of these companies that facilitates loans. Furthermore, our centralized and automated loan approval processes allow us to make immediate system-wide changes to the loan approval criteria applied throughout our operations. Proprietary information and knowledge we obtain through one channel can be applied to other channels to continually improve and enhance our loan decisioning processes. This intelligent, automated, machine learning technology improves the effectiveness of our algorithms by using data collected on our marketplace to better analyze credit behaviors and provides us with a strong competitive edge in risk management.

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Comprehensive range of consumer loan products generating revenue from repeat borrowers. Our marketplace offers a range of loan products with varying principal amounts, maturities, interest rates and other terms to serve EMMAs’ lifetime credit needs. As borrowers on our platform develop a track record of timely loan repayment, they are able to progressively reduce their costs of borrowing and access loans on more attractive terms. Our platform serves borrowers’ evolving credit needs through the variety of loans available. Since the launch of our first predictive selection technology loans in February 2015, our online and mobile-based channels have facilitated an average of over 13,000 loans per day. 64% of borrowers had returned to our marketplace for at least one additional loan as of September 30, 2015, demonstrating high customer satisfaction and demand for loans. The recurring revenues from these repeat borrowers serve as the foundation for the further growth of our marketplace.

•	Attractive returns with transparent reporting. Our marketplace provides an attractive investment opportunity for both domestic and international investors with any amount of capital to invest. By taking advantage of our proprietary predictive selection technology, variable pricing and automatic decisioning technology, investors are able to achieve attractive returns while diversifying their credit exposure to include EMMAs. Average returns on our marketplace are also significantly higher than those achieved through other traditional investment channels in China, including bank deposits, insurance and wealth management products. In addition, we pride ourselves on our compliance with regulatory requirements and adoption of industry best practices, including third-party audits, entrustment services with CCB transparent disclosure of all fees, interest rates and risks and timely and accurate reporting of account balances and fund flows.

•	Recognized industry leaders on our management and advisory teams. We have a strong management team with a long history in consumer finance in both the United States and China. Our founder and chief executive officer, Dr. Zane Wang, is a leader in the credit analytics and decisioning science industries in both the U.S. and China. He has played a key role in setting industry standards for credit analytics and developing consumer credit infrastructure in China. From 2001 to 2010, Dr. Wang advised leading Chinese financial institutions, including Bank of China, China UnionPay, Industrial Bank of China and CCB, in the underwriting, scoring and issuance of more than 100 million credit cards and more than US$100 billion in credit card loans. Our advisors, Nigel Morris, co-founder of Capital One, and Phillip Riese, former president of the consumer card group of American Express, are recognized pioneers in the global consumer credit industry. Another advisor, Joe Zhang, is a former PBOC manager and is currently chairman of China Smartpay and a recognized authority on non-bank lending in China. Our management, board and advisory teams have significant experience in the credit industry spanning multiple areas of expertise, including loan origination, underwriting technology, fraud prevention, risk management and collections both internationally and in China. In addition, since our inception, we have adopted robust corporate governance policies and practices and engaged extensively with key regulators to help shape best practices in China’s marketplace lending and credit industries.

Our Strategies

Leveraging our competitive strengths discussed above, we plan to implement the following key strategies to extend our leadership position in facilitating consumer loans to China’s EMMAs and achieve our mission of fulfilling their lifetime credit needs:

•	Meet the evolving lifetime credit needs of EMMAs. Our marketplace offers a comprehensive range of both consumption and lifestyle loans of varying maturities to meet EMMAs’ evolving credit needs. As China’s economy develops, we expect the needs of EMMAs will also change. For example, these borrowers may seek loans for different uses and purposes, more flexible repayment options or revolving credit products. We plan to develop new products to meet their needs as they evolve in order to optimize the retention of borrowers and increase our repeat customer value. By doing this, we will also allow these customers to continue to develop a track record of timely loan repayment and qualify for loans with more attractive terms through our marketplace.

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Continue to add new channels and data sources and further penetrate our total addressable market. We are in active discussions with other potential cooperation partners, including Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment providers to reach more potential borrowers. These cooperation agreements also allow us to apply our predictive selection technology to data on a larger and more diverse set of borrowers that may not have any credit data. We plan to roll out additional loan campaigns through online and mobile-based channels in order to grow a larger base of borrowers.

•	Invest in our technology platform. We are a technology-driven company and we plan to continue to make significant investments in our proprietary technologies, algorithms and data sources to increase the speed and scale at which our marketplace can facilitate loans. We plan to further develop and upgrade our Internet and mobile-based applications to provide more convenient, secure and rapid marketplace services. We also plan to continue to apply our “test and learn” operating philosophy and refine our predictive selection, credit scoring and automated decisioning technologies to adapt to new data sources. Our technology development center in Mountain View, California has allowed us to stay at the forefront of emerging trends in machine learning and credit analytics. We believe that these investments will enable us to connect an increasing number of borrowers and investors, continue to identify new potential borrowers, and maintain the security and integrity of our marketplace.

•	Further diversify our marketplace’s investor base. We currently promote our marketplace to investors through our investor service centers as well as through the Internet and mobile devices. We plan to expand our network of investor service centers to increase the number of retail investors. Investors on our marketplace currently consist primarily of mass affluent individuals. In addition to increasing our marketing efforts to target individuals, we also seek to attract domestic and international institutional investors.

•	Enhance the profile of our brand. We plan to invest further in the development of our brand. To date, we have engaged in only targeted marketing campaigns. We will increase our investment in both online and offline marketing and advertising channels, as well as co-branding initiatives with leading Internet companies in China, such as Tencent and Baidu. Co-branding can increase the reach of our brand and also elevate its appeal to both borrowers and investors.

Our Services

Our marketplace offers potential borrowers flexible loan solutions to satisfy their lifetime credit needs. Our marketplace provides borrowers and investors with a wide range of loan products with varying principal amounts, maturities, interest rates and other terms. The loans facilitated on our marketplace are categorized as either consumption loans or lifestyle loans. Consumption loans are loans with maturities of less than three months and with principal amounts generally of up to RMB6,000 (approximately US$950). Consumption loans are made either using our proprietary predictive selection technology or based on the historical repayment records and other behavior of borrowers on our marketplace. Lifestyle loans are loans with maturities of between three months and three years and with principal amounts generally of up to RMB100,000 (approximately US$16,000). Borrowers of lifestyle loans are required to submit their data for verification at one of our data verification centers prior to such loan being issued.

Unlike traditional banks in China, which are prohibited from making loans above an interest rate of approximately 6% and may only provide credit cards with interest rates of 18.25%, loans facilitated on our marketplace have interest rates of up to 24%, which is within the permitted range under PRC laws for non-bank lenders, thereby allowing us to more appropriately price risk. In the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, average annual investment return on our marketplace, which is calculated as the return to investors on our marketplace net of credit losses and, in the case of lifestyle loans, taking into account payments from the Safeguard Program was 11.6%, 11.9% and 11.4%, respectively.

As of September 30, 2015, we had facilitated a total of approximately 3.5 million loans to 632,211 borrowers. Borrowers are only permitted to hold one loan at a time on our marketplace. As of September 30, 2015, 64% of the borrowers on our marketplace since our inception have returned for at least one additional loan and 55% of the borrowers on our marketplace since our inception have returned for at least two additional loans.

Based on a survey of our borrowers, the principal uses of our consumption loans include shopping, entertainment, daily supplies and phone or internet bills, and the principal uses of our lifestyle loans include large purchases, business expansion and home improvement. The maturities of loans facilitated on our marketplace range from one day to 36 months.

Our predictive selection technology identifies qualified EMMAs for our consumption loans and our automated decisioning and credit scoring technologies determine whether a loan should be offered and the terms of the loan. These pre-qualified EMMAs can obtain consumption loans on our marketplace without an application through our online and mobile-based channels, which comprise our website, mobile application and our cooperation partners’ online and mobile platforms. Thereafter, the lending relationship for that loan is fully mobile, with the borrower being able to check his or her balance and make repayments all from his or her mobile device. As borrowers on our platform develop a track record of timely loan repayment, their costs of borrowing decrease and they are able to access loans on more attractive terms. Our marketplace has facilitated an aggregate of over 4.1 million loans through mobile devices since inception. The following diagram illustrates the ease by which a potential borrower can accept a consumption loan through a mobile device:

Loan Acceptance Process on Tencent QQ Mobile App

For lifestyle loans, we require additional data on the borrower to be collected and verified by our data verification centers. Our network of 101 data verification centers is spread over 93 cities across 23 provinces and 3 municipalities in China. We analyze the information collected by our data verification centers as well as borrower loan repayment behavior on our marketplace to qualify borrowers for lifestyle loans generally of up to RMB100,000 (approximately US$16,000). Lifestyle loans require the potential borrower to provide basic personal information, as well as the purpose of the loan. Borrowers authorize us to inspect and verify third-party data related to the borrower’s credit, including, but not limited to, the potential borrower’s credit records, bank transaction records, pay slips, domicile registration records and phone and utility records. We also have the capability to conduct on-site customer credit evaluation measures for our lifestyle loans through our data verification centers. Individuals whose applications for lifestyle loans are denied may apply again at a later date at our data verification centers, at which time all of their data will be re-verified.

For each loan application, we collect and verify hundreds of data inputs for analysis by our proprietary credit assessment technology. As we continue to refine the algorithms underpinning our proprietary credit assessment technology, we will be able to reduce the number of required data inputs and enhance our data verification for larger loans.

We generate revenue principally through our receipt of transaction and service fees. All borrowers of loans facilitated by our marketplace pay us fees on transactional basis and investors pay us account management fees over the term of the loans. For a further description of our transaction fees, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our subsidiary, Haidong, principally engages in micro-credit lending. Most of these micro-loans are made outside of our marketplace. These micro-credit loans accounted for less than 1% of our total assets as of September 30, 2015. In addition, when we began the testing phase of our new consumption loans using our predictive selection technology in the fourth quarter of 2014, Haidong initially served as the principal investor for such loans. However, beginning July 1, 2015, Haidong no longer provides lending capital for these consumption loans and only assists in the facilitation of consumption loans.

Borrowers

Our marketplace currently serves EMMAs in China seeking a range of loans for personal spending purposes. One of our goals is to help borrowers establish a track record to lower their cost of credit. Borrowers on our marketplace generally choose our platform because of the convenience and attractive interest rates. Our marketplace is accessible in all geographical areas of China by means of our online and mobile-based channels. Borrowers can make repayments through third-party payment companies, mobile devices or in-person at our data verification centers. The majority of borrowers on our marketplace typically are 18 to 29 years old with a college degree and live in large cities in China.

Borrowers, including existing borrowers on our marketplace, who apply for lifestyle loans, generally of up to RMB100,000 (approximately US$16,000), must visit one of our 101 data verification centers in 93 cities across 23 provinces and 3 municipalities in China. As we continue to grow, we plan to open additional data verification centers throughout China. We believe these data verification centers provide us with the ability to effectively access underserved EMMAs.

While investors have the right to select their own loans, almost all investors authorize us to accept loans on their behalf, provided that the borrower and loan fit within the investor’s investment profile. This use of authorization and investment profiles results in a highly automated lending process. Once the investor accepts a loan, the payment, settlement and clearing of the proceeds of the loan is delivered by a third-party payment company from the investor’s account to the borrower’s account after deducting the relevant fees due to us.

Complementary to the anti-fraud mechanisms built into our proprietary predictive selection technology, our network of data verification centers also supports our platform’s fraud mitigation efforts. After a potential borrower applies for a lifestyle loan, our data verification center personnel conduct in-person field visits and detailed credit diligence to ensure the reliability of the information included in the application. To date, we have not experienced any significant instances of fraud as the credit diligence and data verification measures performed by our network of data verification centers generally are able to detect invalid information in borrower applications. An applicant is automatically rejected if invalid or fraudulent information is found in his or her application. We believe the fraud prevention functions and account management service functions of our network of data verification centers strengthen the reliability of our marketplace.

Investors

Our marketplace currently enables investors domiciled in China to invest in loans with varying principal amounts, interest rates and terms, according to their specific investment profile and the type of loans in which they choose to invest. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, average annual investment return on our marketplace was 11.6%, 11.9% and 11.4%, respectively. The following chart illustrates the average rate of return on loans facilitated on our marketplace as compared to other retail investment products available for individual investors in China as of December 31, 2014:

Source: PBOC, China Securities Depository & Clearing Corporation Limited, China Insurance Regulatory Commission, China Trustee Association data as of December 31, 2014, company data as of December 31, 2014.

The investors on our marketplace consist primarily of mass affluent individuals and institutions seeking attractive returns at well-defined risk levels. In April 2015, we became the first marketplace in China accepted by Orchard Platform Advisors, LLC, or Orchard, a leading U.S.-based technology and infrastructure provider for marketplace investors, which will allow us to source high quality institutional investors from Orchard’s platform. We seek to attract new sources of lending capital to our marketplace, both from within China and internationally. We currently operate seven investor service centers in Beijing, Shanghai, Shenzhen and Nanjing, through which we source investors for our marketplace. We plan to expand our network of investor service centers to increase the number of investors providing capital to our marketplace. We plan to increase our marketing efforts to individuals as well as domestic and international institutions, including asset management companies, insurance companies and other financial institutions to serve as investors.

Investors meet with our investment representatives to initially set their investment profiles according to various factors, including term length, aggregate amount of capital to be invested, minimum and maximum values for particular loans and borrower and loan characteristics.

Investors can transfer funds to their payment accounts at any time they choose. Investors can invest their capital through our investor service centers or directly through the Internet and mobile devices. We also have a mobile-based application for investors to monitor their loans. We require all investors to transfer funds to their third-party payment accounts from such investors’ accounts at PBOC-approved banks and we do not allow investors to deposit cash directly into their third-party payment accounts. We maintain a separate account for each investor where the investors’ capital, repayments and interest are separately and securely maintained, and engage third-party payment companies to provide account settlement services. Wiring instructions, repayment and interest settlement on investors’ accounts are highly automated.

Our Network of Facilities

Our marketplace has seven investor service centers located in Beijing, Shanghai, Shenzhen and Nanjing, which focus on initiating and maintaining relationships with investors.

We believe our network of data verification and investor service centers represents one of the largest marketplace lending networks in China. The following map illustrates the locations of our data verification centers and investor service centers as of the date of this prospectus:

We plan to expand to 240 data verification centers in 150 cities across almost all provinces and 10 investor service centers in five cities by 2019. We estimate that the average cost of establishing a new data verification center or investor service center is less than US$100,000.

Proprietary, Advanced Technology Platform

We are a technology-driven company and our proprietary, advanced technology and know-how allow us to operate our marketplace in a way that differentiates us from all of our competitors. Our proprietary credit assessment technology assesses a potential borrower’s willingness to pay, ability to pay and stability of income. Our proprietary credit assessment technology has three principal components—(i) predictive selection technology, (ii) credit scoring technology and (iii) automated decisioning technology. According to Oliver Wyman, we are the only marketplace platform in China to utilize predictive selection technology to pre-screen quality potential borrowers for instant loans on a massive scale. We also believe we are the only marketplace platform in China with predictive selection technology. Our technology, which we developed over our 15 years of experience as a credit analytics service provider and marketplace operator, utilizes distinct algorithms for loans with different sizes and maturities to analyze vast amounts of data. We continue to source data from diverse channels, including potential borrower applications, big data accessed through from our cooperation partners and credit data created by borrowing behavior on our marketplace. Each of our credit scoring and decisioning algorithms utilizes hundreds of variables to assess and make intelligent and rapid consumer credit decisions on a large and growing scale. Our technology continues to evolve through machine learning as it scales to allow for more informed and intelligent decisions based on credit data created by borrowing behavior on our marketplace.

We developed our proprietary, advanced technology over the past 15 years, during which our founders and management team advised many of China’s largest financial institutions in analyzing consumer credit to issue credit cards over one hundred million consumers. During this time, we were one of China’s leading analytics service providers, and provided a wide range of services to China’s credit market participants, including credit analytics, underwriting strategies, modeling, credit scoring, development of marketing channels, decisioning, processing and risk management services. As a result, our management team has developed a profound knowledge of China’s credit market that has been integrated into our credit assessment technology, which was specifically created to address China’s unique demographics. We believe that due to our unparalleled experience as a credit analytics service provider in China, our marketplace is among the most sophisticated and advanced in China.

The vast majority of China’s population, including EMMAs, lacks credit information. To address this issue, we aggregate alternative sources of data, including data accessed through our cooperation partners and from other sources. For instance, our proprietary credit assessment technology uses data from online social media, search, browsing and transactional activity and credit data generated through our own operations. As we analyze new data from our cooperation partners and internally produced credit data from borrower credit behavior on our marketplace, we continually refine our credit assessment algorithms and revise data inputs to create a more accurate measure of creditworthiness. In addition, the data gathered in connection with the screening and due diligence carried out by our data verification centers is input into our credit assessment system, enhancing our credit analytical capabilities, including fraud prevention and detection.

Loans facilitated on our marketplace do not show up on a borrower’s credit report issued by the PBOC because PBOC credit reports only cover traditional banking credit.

Predictive Selection Technology

According to Oliver Wyman, we are the only company in China to pre-screen potential borrowers on a large scale through mobile technology using predictive selection technology. As discussed above, our predictive selection technology uses alternative sources of data, including big data, in its credit scoring and decisioning algorithms to offer consumption loans to potential borrowers through mobile devices. Based on our own testing, our predictive selection technology identifies, attracts and acquires up to five times the number of quality potential borrowers as an open application model for the same cost. This technology contributes to our ability to decrease our customer acquisition costs, which are the lowest in the industry according to Oliver Wyman. Our predictive selection technology also minimizes the potential for fraud on our marketplace and helps cultivate a desirable portfolio of borrowers on our platform by allowing us to proactively select our borrower composition rather than relying on potential borrowers to initiate applications for loans on our marketplace.

Credit Scoring

Our credit scoring technology uses proprietary algorithms to predict the probability that a prospective borrower will repay a loan. We employ multiple independent credit scoring algorithms depending on the loan size and term. Each of our algorithms score potential borrowers into three principal score dimensions. Our credit scoring algorithms are highly automated and instantaneously produce scoring decisions based on up to thousands of data variables. Some of these variables include a potential borrower’s delinquent repayment histories, online behavior, advanced education degree, employment duration with current employer, social security status, housing benefits status, credit bureau records, real property ownership, stability of residence, duration of social media usage and online shopping frequency.

In the China market, the majority of borrowers do not have credit histories on file with the PBOC’s Central Credit Bureau, so there is no generic credit score standard similar to a FICO score in the U.S. Therefore, we have developed our own credit scoring system in order to develop predictive models designed to segment potential borrowers into different categories. The three principal score regions we use to arrive at an overall credit score for each borrower include the following:

•	the application score, which measures probability of a potential borrower to default on the payment after he/she is approved for the loan;

•	the fraud score, which measures the probability that a potential borrower submits a fraudulent applicant as measured by a default after he/she is approved for the loan; and

•	the response score, which measures the probability of a potential borrower to respond to a particular loan product offer.

The application score is used to make approval decisions, the fraud score is used to make exclusion decisions and the response score is used to determine the most efficient communication channel and the best loan offer terms to acquire the borrower.

As there is no credit standard such as FICO in China, marketplace operators such as our company have the latitude to set their own respective minimum criteria for evaluating potential borrowers. However, as we analyze up to thousands of derived variables or data attributes obtained from various channels and data partners regarding prospective borrowers, we have not set any specific minimum criteria (other than age) for considering a potential borrower. Instead, we consider the totality of the data on a potential borrower when making a credit scoring assessment and a loan decision.

When making credit decisions, we group borrowers into seven application score categories based on expected ranges of default rates. The table below represents lifetime default rate for all loans that have reached maturity since the inception of our operations and shows both the estimated and the actual and fully realized default rates of each application score category, as well as the roughly comparable FICO scores for reference.

Application Score Category	Estimated Default Rate	Actual Default Rate*	Comparable FICO Score
1	0-4%	4.7%	720+
2	4-8%	7.1%	690-720
3	8-12%	10.5%	670-690
4	12-16%	11.3%	650-670
5	16-20%	15.1%	630-650
6	20-30%	28.3%	610-630
7	30+ %	33.4%	<600

*	Default rate of each category is defined as total unpaid loan principal (net of recovery) that remains delinquent for more than 180 days as a percentage of total principal amount facilitated for borrowers of each category based on loans that have reached maturity.

Loan facilitations on our marketplace are driven by our approval strategy and the application score assigned to each borrower. While we apply our “test and learn” philosophy to extensively test all segments to measure and fine-tune our scoring accuracy, sensitivity and consistency, the focus of our marketplace is application score categories 1, 2 and 3, representing approximately 93% of all loan principal amounts since we began our marketplace operations. Management intends to continue to focus on and grow the base of borrowers in application score categories 1, 2 and 3.

Application Score Category	Percentage of Loan Origination for the year ended December 31, 2013	Percentage of Loan Origination for the year ended December 31, 2014	Percentage of Loan Origination for the nine months ended September 30, 2015
1	0.1%	0.3%	28.9%
2	4.2%	9.1%	13.2%
3	54.8%	63.0%	51.1%
4	35.9%	24.9%	6.6%
5	3.9%	2.3%	0.2%
6	0.8%	0.3%	0.0%
7	0.3%	0.1%	0.0%
Total	100.0%	100.0%	100.0%

We design application scores to predict default rates on the date of inception of loans. To ensure the accuracy, consistency, and robustness of the application scores, we intentionally approved a small number of borrowers from each score category in order to test response rate and credit performance.

Based on the “test and learn” philosophy, we have also tested various pricing points in these categories for the purpose of maximizing investment returns given a certain risk level in each score category. From 2014 to 2015, as we gathered scoring performance data, we gradually approved fewer borrowers with low scores, such as categories 4, 5, 6 and 7, and approved more borrowers with high scores, such as categories 1, 2 and 3.

Our business goal is maximizing investment returns to investors given a certain risk level, rather than minimizing default rates. Based on the guidance of the application score, we are achieving a balance between good risk quality and attractive investment returns to investors.

In the United States, a population that falls into a low FICO score range is generally considered sub-prime. Since there is no FICO score in China, and limited available credit data, there is no consensus regarding what constitutes a sub-prime borrower category in China. However, our application score categories 6 and 7 may be considered comparable to sub-prime categories in the U.S. All loan principal amounts loans made to borrowers in categories 6 and 7 represented in aggregate only 0.4% and 0.0% of loan volume in 2014 and the first nine months of 2015, respectively. These loans were issued primarily to test and verify our scoring accuracy across all borrower categories and are not the focus of our business strategy.

We believe that our proprietary advanced credit scoring algorithms score borrowers on a quicker and more accurate basis compared to credit scorecard-based credit scoring and regression-based credit scoring algorithms. We continue to refine and improve our credit scoring technology, which includes machine learning, as we grow our internal credit database based on borrowers’ behaviors on our marketplace.

Automated Decisioning

Our automated decisioning technology determines whether a loan should be offered to a potential borrower and then matches a potential borrower with an investor according to the investor’s investment profile and desired loan types. Like our credit scoring technology, we have multiple independent credit decisioning algorithms depending on the loan size and term. Our proprietary credit decisioning algorithms use the credit score as a factor, but not as the sole determinant as to whether a potential borrower is offered a loan. After potential borrowers are assigned a credit score, our proprietary credit decisioning algorithms utilize inclusion criteria based on hundreds of data variables to categorize potential borrowers into groups to determine whether a particular loan will be offered to them or not. If a borrower is offered a loan, the terms of the loan, including the principal amount, term, interest rate and fees, will depend on the credit score assessed to the potential borrower. Individuals whose applications for lifestyle loans are denied may apply again at a later date at our data verification centers, at which time all of their information will be re-verified. Changes or updates to our automated decisioning technology are made at our headquarters and applied to our entire network with immediate effectiveness.

Borrower and Investor Acquisition

We have adopted a multi-channel, multi-data sales and marketing strategy aimed at enhancing our profile in the marketplace lending industry and the credit industry as a whole. Our sales and marketing efforts have included public relations, event promotions, online marketing, direct mailing, community outreach and sales support. In addition, in order to increase our brand recognition among potential borrowers and investors, we have participated in industry forums and summits, and used various media channels, including print, online, television and radio. Our more recent borrower acquisition activities have primarily comprised mobile-based marketing through our strategic relationships and billboard campaigns. We placed nearly 600 billboard advertisements in railway stations in 14 major cities across China during the 2015 Chinese New Year holiday, when it is estimated that more than 300 million individuals traveled by train. In connection with our online marketing efforts, we have taken search engine optimization measures to increase our search index results on third-party search engines such as Baidu. As we continue to grow, we will engage in special promotional activities to pursue international investors to further diversify the sources of lending capital for our marketplace.

We have also adopted a more robust media strategy, which has resulted in greater coverage of our accomplishments in the marketplace lending industry and allowed us to reach additional potential borrowers and investors. In addition, our executives have participated in marketplace lending summits and industry conferences around the world, including the 2014 and 2015 LendIt Conferences, the EuroFinance 2015 Annual Meeting and the 2015 Lujiazui Forum in Shanghai.

Strategic Relationships

We have established strategic relationships with leading companies in China, including Tencent and Baidu. Pursuant to these relationships, we are able to leverage data to offer affordable credit access to hundreds of millions of our cooperative partners’ users. In addition, we help our cooperative partners develop and test credit-scoring systems and we create small loan products for users of our cooperative partners’ platforms that utilize pre-screening algorithms and data-based borrower acquisition strategies. Our cooperative partners also assist us in marketing loan products facilitated on our marketplace to their users that we identify using predictive selection technology, which in turn, attracts more investors to our marketplace. We are also in active discussions regarding potential new collaboration arrangements with additional Internet platforms, consumer retail companies, online travel agencies, telecommunication service providers and payment service providers to enable us to reach more potential qualified EMMA borrowers.

Borrowing and Service Agreements

For lifestyle loans facilitated on our marketplace, borrowers and investors are subject to multiparty borrowing and service agreements among the borrower, the investor and certain of our subsidiaries that act as service providers in the loan transaction. Borrowers provide us with required personal information for entering into a loan and make representations to us as to the accuracy of such information. Borrowers also authorize us to (a) make all inquiries necessary to assess their creditworthiness, including from third parties, (b) submit borrowing and repayment data to certain credit reporting institutions after they have been granted a loan, and (c) keep a personal credit file for them. We use this information to prepare borrower credit reports and present these reports to investors upon request.

Borrowers make repayments of principal and interest in the form of equal monthly payments (in the case of loans with durations longer than one month). If borrowers fail to satisfy their periodic payment obligations under the borrowing and service agreement, they are assessed an overdue service fee, which is payable before any subsequent payments of interest or principal will be credited. If a borrower fails to satisfy its periodic payment obligations within 15 days following the applicable due date, the borrowing and service agreement may be terminated and all payments of remaining principal and interest can be accelerated. There are no circumstances upon which a delinquent borrower’s payment schedule may be modified.

In the case of consumption loans, investors lend the capital either directly or under Haidong’s name to borrowers that meet certain criteria. Regardless of how the loan is structured, investors bear the non-payment risk relating to the lending of their capital to borrowers. Borrowers and investors are also subject to a set of borrowing and service agreements among the borrower, investor and certain of our subsidiaries acting as service providers.

Our subsidiaries that are parties to the borrowing and service agreements receive transaction-based and/or maturity-based fees in exchange for their services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Revenue.”

Third-Party Payment Agents

We engage third-party payment agents to administer payments between borrowers, investors and ourselves and perform the related clearing and fund settlement actions associated with these payments. In choosing third-party payment agencies, we take into consideration many criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Our third-party payment agents transfer funds to and from borrowers’ and investors’ payment accounts. We have established checks and balances to ensure that all payments, transfers and deposits made by the third-party payment agents are checked multiple times prior to the transmission of any funds to avoid errors.

We recently became the first marketplace operator in China to enter into an agreement with a large state-owned bank in order to comply with recently promulgated regulations that will require marketplaces to conduct third-party payment operations through a PBOC-approved bank. Under this agreement, CCB provides fund entrustment services, while our third-party payment agent provides payment, settlement and clearing services under the direct supervision of CCB.

Safeguard Program

We provide investors of lifestyle loans facilitated by our marketplace with the option to benefit from mitigation of risk through the Safeguard Program, which is administered by our wholly owned subsidiary, Shanghai Shouhang. Depending on the credit risk and size of the particular loan, a portion of the amount paid by the borrower is automatically transferred to the program if the investor has opted into the Safeguard Program.

To the extent that an investor has opted into our Safeguard Program, the Safeguard Program provides make-up payments to an investor when a borrower fails to satisfy its interest or principal repayment obligations. Immediately after delinquency of a borrower’s repayment obligations, and continuing for the term of the loan

(for up to 180 days if necessary) funds equal to the delinquent interest payment obligations are transferred from the Safeguard Program to the investor’s account. If a borrower has still not met his or her repayment obligations 180 days after the borrower fails to make a payment, funds equal to the delinquent principal payment are transferred from the Safeguard Program to the investor’s account. Any funds later recovered in satisfaction of a borrower’s delinquent principal and interest repayment obligations are contributed to the Safeguard Program. We are not liable to the investors even if there are no available funds in the Safeguard Program. Our obligation at any point in time is limited to the amount of the restricted cash balance.

We do not offer the Safeguard Program for consumption loans, which accounted for approximately 51% of the loans facilitated (based on volume in dollars) for the nine months ended September 30, 2015. In addition, sophisticated investors may elect not to participate in the Safeguard Program.

For a further description of the Safeguard Program, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Safeguard Program Receivable and Payable.”

Account Management Services

We provide account management services for delinquent loans. Upon delinquency of a loan obligation, a member of our account management services team will call and send a text message to the delinquent borrower to request repayment of the delinquent loan balance and all penalty and charges accrued since the date of delinquency. If a delinquent borrower continues to not pay, our account management services personnel will follow up with additional phone calls and text messages requesting payment. If the loan and any related penalties and charges are not paid within 180 days, we consider the loan to be uncollectable and the investor, to the extent it has opted into our Safeguard Program, is compensated with funds from the Safeguard Program (to the extent funds are available).

Competition

With respect to borrowers, we compete with other providers of loans to creditworthy consumers, primarily in large cities in China. While there are over 1,700 other marketplace lending platforms in China according to Oliver Wyman, we believe we do not directly compete with these marketplaces because, unlike these other marketplaces, we target EMMAs seeking loans of up to RMB100,000 (approximately US$16,000), we focus primarily on consumer finance and our technology allows us to facilitate loans to borrowers without credit histories. In addition, online lending institutions in China that have banking licenses are required to lend in accordance with interest rate and other restrictions applicable to financial institutions. We, as a facilitator of loans and not a lender, are not subject to these regulatory constraints. In addition, we believe that our omnichannel distribution model, our marketplace leading position, our cooperative agreements and our proprietary credit assessment technology all serve to differentiate our marketplace from our competitors’ platforms.

We do not compete with traditional financial institutions, including banks, credit card issuers and consumer finance companies, due to our focus on EMMAs. Traditional financial institutions are either unable or unwilling to serve EMMAs due to their lack of a credit profile. The ability of our credit assessment technology to analyze alternative sources of data enables us to operate more efficiently in our target market than traditional financial institutions. In addition, unlike traditional banking and lending institutions, we are not constrained by strict regulatory limits on loan pricing and deposits. In some instances, we will facilitate loans for borrowers who already have credit cards, typically as a form of supplemental credit.

With respect to investors, we primarily compete with other micro-lending investment product providers, wealth management centers and traditional banks in China. We believe that our marketplace’s attractive rates of return draw a high volume of diverse investors seeking to invest in a segment of China’s population that was previously not accessible to the credit industry.

Intellectual Property

We use a combination of trade secret, software copyright, trademark and other rights to protect our intellectual property and our brand. We have completed registration of two trademarks and applied for registration of eight additional trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have registered 17 computer software copyrights with the PRC National Copyright Administration and three copyrights with the PRC National Copyright Administration. We have also registered numerous domain names, including www.crfchina.com and www.chinarapidfinance.com.

In addition to our intellectual property rights, we maintain a competitive advantage over our peers through our unique knowledge of China’s credit industry and our constantly evolving technology and know-how. We also enter into contracts with our employees and partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace.

Data Policy

We have adopted a strict internal data policy relating to the confidential information of our borrowers, investors and cooperation partners, as well as our own confidential information. This policy establishes day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information and data. This policy also specifies the manner in which data must be stored. We require each of our employees to agree in writing to abide by the data policy and protect the confidentiality of our data.

Employees

We had 1,793 and 2,613 full-time employees as of December 31, 2013 and 2014, respectively. In 2014, we had an average of 1,863 temporary employees, which included part-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of September 30, 2015:

Function	Number of Employees
Borrower and Investor Acquisition	1,331
Data Verification Centers	1,069
General Administration	62
Product Development and Operation	185
Risk Management	39
Information Technology	81

Total	2,767

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. We also regularly conduct employee training courses in the areas of risk management, managerial skills, company culture and communications.

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers. See “Management—Employment Agreements.”

Facilities

Our headquarters are located in Shanghai. We have leased an aggregate of approximately 32,800 square feet of office space for our headquarters in Shanghai as of September 30, 2015.

In addition to our headquarters, we have 101 data verification centers and seven investor service centers throughout China, which occupy 421,012 and 50,368 square feet aggregate of office space, respectively. All of our data verification centers and investor service centers are subject to leases varying in duration from one to six years.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

REGULATION

Our business in China is subject to laws, regulations and judicial interpretations concerning marketplace lending, micro-lending businesses, illegal fund-raising, unauthorized public offerings and Internet content providers, as well as those concerning doing business in China generally.

Regulations Related to the Marketplace Lending Industry

The marketplace lending industry in China has historically been largely unregulated. New guidelines were promulgated in July 2015 with the CBRC being appointed as the PRC regulatory body to oversee the marketplace lending industry in China. We actively monitor all regulations applicable to our marketplace, and have engaged experienced local counsel to ensure that our business practices are in line with all applicable laws and regulations.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fund-raising. The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including marketplace lending platforms, to (i) complete website registration procedures with the administrative departments overseeing telecommunications; (ii) use PBOC-approved banks’ escrow accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

Effective as of September 1, 2015, the Provisions define private lending as financings between natural persons, legal persons or other organizations. The Provisions set forth that private lending contracts will be upheld as valid in the absence of (i) relending of funds to a borrower that knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower that knew or should have known that the funds were borrowed from other enterprises or raised by the company’s employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. The Provisions also provide that marketplace lending platforms providing only intermediary services shall not be subject to guarantee liability. However, if the marketplace lending platform expressly indicates lending is guaranteed on the platform, the marketplace lending platform shall be subject to liability associated with guaranteeing loans.

According to the Provisions, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment. If an interest rate for overdue payments is not agreed to before lending, the interest rate on overdue payments is permitted up to the interest rate for the loan. If neither the interest rate for the loan nor the interest rate for overdue payments have been agreed to, overdue payments are permitted to have an interest rate of 6%.

Some elements of our marketplace may not currently be operating in full conformance with the Guidelines and other principles that have been announced in recent years. For instance, some of our agreements with our third party payment companies may need to be amended with respect to the escrow account arrangement to meet pending rules. In addition, the Guidelines and other regulations do not provide a clear definition of “credit enhancement service,” nor do they address whether a marketplace lending platform’s affiliated enterprises could provide a “credit enhancement service.” To the extent that our Safeguard Program is classified as a “credit enhancement service,” and it is found that affiliated enterprises cannot provide “credit enhancement services,” we may be required to modify our operations.

Regulations Related to Micro-lending Businesses

One of our PRC subsidiaries, Haidong is regulated by the Finance Office of Qinghai Province for its micro-lending business operations pursuant to the Interim Measures for the Administration of Micro-credit Companies of Qinghai Province, Several Opinions on Promoting the Healthy Development of Micro-credit Companies and other relevant regulations. Some of the regulations applicable to Haidong include: (i) that its business shall focus on the lending of small amounts of capital to smaller customers; (ii) that its directors, supervisors and senior managers shall be experienced and duly qualified; (iii) that it is permitted to borrow from financial institutions, but its borrowing shall not exceed its net capital funds; (iv) that it must make full information disclosures to the relevant authorities; and (v) that its reserve ratio of asset impairment must remain above 100%. In addition, our subsidiary, Haidong, is subject to regulations applicable to micro-credit companies incorporated in Qinghai Province, which are set forth by the Finance Office of Qinghai Province. These regulations provide that: (i) if loans use a micro-credit company’s own capital, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than four times the PBOC benchmark interest rate; and (ii) if loans use capital derived from certain financial institutions, the interest rate and fees must be greater than 90% of the PBOC benchmark interest rate and less than three times the PBOC benchmark interest rate.

On August 12, 2015, the Legislative Affairs Office of the State Council announced the Non-deposit Lending Organization (draft for comments), which requires companies, including online companies, providing inter-provincial loans to obtain prior approvals from local authorities before carrying out business operations in a certain area.

Regulations Related to Illegal Fund-Raising

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the AIC and other governmental authorities, and can lead to civil or criminal lawsuits.

As advised by our PRC counsel, our marketplace lending practice does not violate the PRC laws and regulations prohibiting illegal fund-raising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors. In such capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fund-raising-related laws and regulations. While our agreements with investors require investors to guarantee the legality of all funds investors put on our marketplace, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fund-raising, we may be negligently liable as a facilitator of illegal fund-raising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fund-raising laws and regulations.

Regulations Related to Unauthorized Public Offerings

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. Uncertainties exist as to whether a transaction between one borrower and multiple investors on our marketplace would constitute a public offering.

Regulations Related to Internet Content Providers and Foreign Investment Restrictions

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an ICP certificate. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investment by foreign investors in a foreign-invested telecommunication enterprise that engages in the operation of a value-added telecommunication business shall not exceed 50%. Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of data processing and transaction processing. However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services.

While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses, a sub-set of value-added telecommunications services, it is not clear whether our marketplace lending platform will be deemed as online data and deal processing or Internet information services of a commercial nature.

Regulations Related to Information Security and Confidentiality of User Information

Internet activities in China are regulated and restricted by the PRC government and are subject to criminal penalties under the Decision Regarding the Protection of Internet Security.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in leaks of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have authority to supervise and inspect domestic websites to carry out its measures. Internet information service providers that violate these measures may have their licenses revoked and their websites shut down.

The PRC government regulates the security and confidentiality of Internet users’ information. The Administrative Measures on Internet Information Service, the Regulations on Technical Measures of Internet Security Protection and the Provisions on Protecting Personal Information of Telecommunication and Internet Users, which were issued on July 16, 2013 by the Ministry of Industry and Information Technology, set forth strict requirements to protect personal information of Internet users and require Internet information service providers to maintain adequate systems to protect the security of such information. Personal information collected must be used only in connection with the services provided by the Internet information service provider. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service also protect Internet users’ personal information by (i) prohibiting Internet information service providers from unauthorized collection, disclosure or use of their users’ personal information and (ii) requiring Internet information service providers to take measures to safeguard their users’ personal information. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all Internet service providers in China, including Internet information service providers, must require that their users provide identification information before entering into service agreements or providing services.

Regulations Related to Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China is governed by the Company Law of the PRC, or the Company Law. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both PRC domestic companies and foreign invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. According to these regulations, foreign-invested enterprises in the PRC may only pay dividends out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside general reserves of at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment provide otherwise. In addition, PRC companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves and employee welfare and bonus funds are not distributable as cash dividends. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The Provisions on Guiding Foreign Investment and the 2015 revision of the Catalogue of Industries for Guiding Foreign Investment classify foreign investment projects into four categories: encouraged projects, permitted projects, restricted projects and prohibited projects. The purpose of these regulations is to direct foreign investment into certain priority industry sectors and restrict or prohibit investment in other sectors. If the industry sector in which the investment is to occur falls into the encouraged category, foreign investment can be conducted through the establishment of a wholly foreign owned enterprise. If a restricted category, foreign investment may be conducted through the establishment of a wholly foreign owned enterprise, provided certain requirements are met, and, in some cases, the establishment of a joint venture enterprise is required with varying minimum shareholdings for the Chinese party depending on the particular industry. If a prohibited category, foreign investment of any kind is not allowed. Any industry not falling into any of the encouraged, restricted or prohibited categories is classified as a permitted industry for foreign investment. Our marketplace lending and risk management consulting businesses are classified as permitted foreign investment projects. However, if our marketplace lending platform is required to obtain an ICP certificate (See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—We may be required to obtain an Internet content provider certificate and be subject to foreign investment restrictions.”), our marketplace lending business will be classified as a restricted foreign investment project, whereupon foreign investment will not be permitted to exceed 50% and the main foreign investor will be required to have a good track record and operational experience in value-added telecommunications businesses.

Regulations Related to Labor and Social Security

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016. In addition, an employer is not permitted to hire any new dispatched worker until the number of its dispatched workers has been reduced to below 10% of the total number of its employees. As of June 30, 2015, approximately 48% of the employees of our PRC subsidiaries were dispatched workers and certain of them are not engaged in temporary, auxiliary or substitutive positions. See “Risk Factors—Risks Related to Doing Business in China—The new PRC Labor Contract Law, any labor shortages, increased labor costs or other factors affecting our labor force may adversely affect our business, profitability and reputation.”

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. See “Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for our employees.”

Regulations on Intellectual Property

The PRC has adopted legislation governing intellectual property rights, including copyrights, trademarks and patents. The PRC is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended, the Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, and revised in 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyrights may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services.

The Patent Law of the PRC and its Implementation Rules provide for three types of patents: invention, utility model and design. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses.

SAFE promulgated Circular 19, effective on June 1, 2015, in replacement of SAFE Circular 142, Circular 59 and Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the repayment of inter-enterprise loans or the repayment of banks loans. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. Violations of SAFE Circular 19 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace SAFE Circular 75. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

SAFE Regulations Relating to Employee Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted incentive shares will be subject to these regulations upon the completion of this offering. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan in an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Tax

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board of directors and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including SAT Circular 698, SAT Circular 24 and SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, such non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and is subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose and be taxable in the PRC: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Circular 7 may not be subject to PRC tax. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

Regulations Related to Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Haiwen & Partners, our PRC counsel, we are not required to obtain approval from the CSRC for the listing and trading of our ADSs on             .

The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merger or acquisition of a company engaged in the marketplace lending business requires security review.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and advisors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, PRC.

Name	Age	Position with the Company
Executive Officers:
Dr. Zane Wang	57	Chief executive officer and executive director
Kerry Shen	43	Chief financial officer

Non-Executive Directors:
Douglas L. Brown	61	Independent non-executive director
Andrew Mason	48	Independent non-executive director
Christopher Thorne	47	Independent non-executive director

Advisors:
Nigel Morris	56	Advisor
Phillip Riese	66	Advisor
Joe Zhang	52	Advisor

Executive Officer Biographies

Dr. Zhengyu (Zane) Wang, age 57, founded and has held the position of chief executive officer of our company since 2001. In addition to his position at our company, Dr. Wang is the head of the P2P Division of the China Association of Microfinance. Dr. Wang also advised the PBOC on the creation of the National Credit Bureau from 2003 to 2005. Before founding our company, Dr. Wang was the Head of Analytics at Sears Credit from 1995 to 2000, where he oversaw the creation of a credit data warehouse, developed credit scoring models using credit bureau data, and implemented analytically driven consumer credit borrower acquisitions and portfolio management strategies. Dr. Wang received his Ph.D. in Statistics from the University of Illinois, and his master of science degree from the University of Illinois.

Kerry Shen, age 43, has served as our chief financial officer since 2013. Prior to joining our company, Mr. Shen was the founder and chief executive officer of Neuventure Financial Advisors Ltd., an audit and consulting firm, from 2002 to 2013, where he provided financial due diligence services to private equity and venture capital firms. At Neuventure, Mr. Shen audited Fortune 500 companies, including General Electric, Pepsi and Honeywell. Prior to Neuventure Financial Advisors, Mr. Shen worked as an auditor at Arthur Andersen in the Shanghai and Hamburg offices from 1994 to 2002. Mr. Shen graduated from Shanghai International Studies University, where he was awarded a bachelor’s degree.

Non-Executive Director Biographies

Douglas L. Brown, age 61, has been an independent non-executive director on our board since 2007. Mr. Brown is the founder, chairman and chief executive officer of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China. He has held his positions at DLB Capital since 2006. Prior to DLB Capital, Mr. Brown held the position of vice chairman—investment banking at Morgan Stanley where, among other responsibilities, he advised on the privatization of Chinese financial institutions. Mr. Brown currently serves as a director of Shanghai Harvest Network, a position he has held since 2006, and Aegon U.S. Holding Corporation, which he has held since 2008. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and continues to serve as an advisor to HighTower Advisors, LLC. Mr. Brown received his bachelor’s degree from Bowdoin College.

Andrew Mason, age 48, has been an independent non-executive director on our board since 2005. Mr. Mason co-founded Jade Capital Management LLC, a private investment fund focusing on venture and growth capital in China’s financial services sector, in 2007, and currently holds the position of managing partner at Jade Capital. Prior to Jade Capital, Mr. Mason founded the Technology Sector Group in the Asia Pacific for UBS Warburg, formerly Dillon, Read & Co., where he worked from 1994 to 2012 in New York, London and Hong Kong. In addition, Mr. Mason was a founding member of Sohu.com, one of the first Chinese companies to list on NASDAQ. Prior to UBS Warburg, Mr. Mason served as an intelligence officer during Operation Desert Storm for the USS Abraham Lincoln (CVN-72). Mr. Mason currently serves on the advisory board of the U.S. Navy League, New York, a position he has held since 2014, and has been a member of the President of Brown University’s China Council since 2010. Mr. Mason received his MBA from Harvard Business School and his bachelor’s degree in History from Brown University.

Christopher Thorne, age 47, has served as an independent non-executive director on our board since 2008. Mr. Thorne is the founder and executive chairman of Broadline Capital, a global private equity firm and early pioneer in China’s private equity industry. Broadline Capital primarily focuses on growth capital and impact investments in Asia and North America. Mr. Thorne has held his positions at Broadline Capital since 2005. Prior to Broadline Capital, Mr. Thorne held the position of chairman and chief executive officer of Maverick Xchange Inc., a technology company which he founded in 2000, and initiated a rollup of on-demand value chain management and intelligence solutions providers that resulted in the consolidations of EFS Network Inc., Foodservice Xchange Inc., and iTradeNetwork Inc. The resulting company sold to Accel-KKR in 2007 and subsequently sold to Roper Industries in 2010. Prior to becoming a technology entrepreneur, Mr. Thorne worked at McKinsey & Company from 1995 to 2000, where he served as a senior management consultant. Mr. Thorne currently serves on the board of directors of EndoSphere Inc., Powermers Inc. and Creative Commons. Mr. Thorne received his JD from Harvard Law School, his MBA from Harvard Business School and his bachelor’s degree from Harvard University, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government.

Advisor Biographies

Nigel Morris, age 56, has served as our advisor since 2005. Mr. Morris is the managing partner of QED Investors, an investment firm he founded in 2008. Mr. Morris was also the co-founder of Capital One Financial Services, where he served as president and chief operating officer and vice chairman from 1994 until his retirement in 2004. Mr. Morris has served on the board of directors of Prosper Marketplace, Inc. since June 2014, and before that from December 2009 to January 2013. Mr. Morris has a BSC in Psychology from East London University in London, England and an MBA with distinction from London Business School, where he is also a fellow. We believe that Mr. Morris’s financial and business expertise, including his diversified background of managing and directing public companies, his experience with financial services firms, as well as his general operational and management experience, provide us with valuable experience and insight.

Phillip Riese, age 66, has served as our advisor since 2005. Mr. Riese is president of Riese & Others, a private investment vehicle that invests alongside a variety of venture capital and private equity firms with a focus on global disruptive financial services. Prior to forming Riese & Others, Mr. Riese spent 18 years at American Express, ultimately serving as the president of the consumer card group and chairman of American Express Centurion Bank. Before American Express, Mr. Riese was a division executive at Chase Bank and a partner at M.C. Geffen, a consulting firm in South Africa. Mr. Riese serves as a board member for a number of private companies globally including Zopa Limited, which was the first marketplace lender in the world. He was chairman of Zopa for 10 years. Mr. Riese holds a bachelor’s degree in Commerce from Leeds University in England, an MBA from the University of Cape Town in South Africa and a Master of Science degree from Massachusetts Institute of Technology.

Joe Zhang, age 52, has served as our advisor since August 2013. Mr. Zhang is currently the chairman of China Smartpay, a company listed on the Hong Kong Stock Exchange. Mr. Zhang is also the author of Inside China’s Shadow Banking, which was published in 2013. Prior to working at China Smartpay, from 2006 to 2008,

Mr. Zhang served as the chief operating officer of Shenzhen Investment Limited. Mr. Zhang also worked for various investment banks for 15 years, including 11 years with UBS. Mr. Zhang also has experience as a manager at the PBOC. Mr. Zhang is on the board of directors of nine other companies, including, Fosun International Limited, Boer Power Holdings Ltd, Luye Pharma Group Ltd., Wanda Hotel Development Co. Ltd., Logan Property Holdings Co. Ltd., Huirong Financial Holdings Ltd., Zhong An Real Estate Limited, Yancoal Australia Ltd. and Sinopec Oilfield Service Corporation. Mr. Zhang received a bachelor’s degree in Economics from Hubei Institute of Economics and Finance, a master’s degree in Economics from the PBOC Finance Institute and a master’s degree in Economics from the Australian National University.

Employment Agreements

We and our subsidiaries have entered into one or more employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewals upon mutual consent unless written notice is given by us or the executive officer within a specified time prior to the end of the then-current term.

Term and Termination

We may terminate Dr. Wang’s employment for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) felony conviction, (ii) engagement in conduct constituting larceny, theft, embezzlement or conversion of our funds, or any other act involving the misappropriation of our funds, and (iii) a material breach of the employment agreement that is uncured. Dr. Wang’s executive employment agreement provides that we may also terminate Dr. Wang’s employment without cause. In such case of termination by us, we will provide Dr. Wang with (i) severance payments equal to his base salary in effect on the date of termination for a twelve month period thereafter, which is referred to as the severance period, and (ii) any performance bonus he would have been entitled had he remained in our employ, only if he complies with certain obligations during the severance period, including the execution of a release of claims arising out of the employment relationship. Dr. Wang’s employment agreement also permits him to terminate the employment upon certain acts of “good reason,” which include (i) a material diminution of title, authority or responsibilities, (ii) a material breach by us of the employment agreement that is not cured, (iii) a failure of Dr. Wang to be elected or re-elected to our board of directors and (iv) in the instance of a change in control, where the surviving entity does not assume the terms of the employment agreement. In a termination for “good cause,” Dr. Wang is entitled to those benefits he would have received upon a termination without cause.

We may terminate Mr. Shen’s employment agreement for cause, at any time, without advance notice or remuneration other than accrued salary and vacation, for certain acts, including (i) a material breach of bylaws, (ii) a material breach of the employment agreement which causes us to experience large losses; (iii) misconduct or omission which causes us to experience large losses losses; (iv) larceny, theft and embezzlement of our assets or technologies; (v) felony conviction; (vi) leak of confidential information; and (vii) false statement of employment records, degrees or certifications.

Confidentiality

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, trade secrets, know-how or confidential business information. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for at least one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit, divert or take away any of our customers or business existing at the time of the termination of employment or (ii) directly or indirectly compete with our existing, planned or proposed business. In addition, executive officers shave agreed for a period of two years following the termination of their employment with us to not solicit or discuss the employment or retention of our employees or consultants while such employees or consultants are in our employ and for a six-month period thereafter.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of our company.

Advisory Board

The advisory board provides us with services and advice related to the further development of our marketplace lending platform in China, including strategic advice, strategic introductions and general industry knowledge and know-how. Advisors are required to devote (i) a minimum of six hours per quarter with our management team, (ii) two days per year for in-person discussions with our management team and (iii) be generally available for telephonic conversations with our chief executive officer. We have entered into one or more obligations agreements, or Obligations Agreements, with each of our advisors. The Obligations Agreements contain standard confidentiality, non-compete, non-solicitation and assignment of intellectual property provisions.

Board of Directors

Upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of              directors, including              executive directors and              non-executive directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Brown, Mason and Thorne, and is chaired by Mr. Thorne. Messrs. Brown, Mason and Thorne each satisfy the “independence” requirements of the listing rules of and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Mason qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of             ,              and             , and is chaired by             .              and              satisfy the “independence” requirements of the listing rules of             . The compensation committee assists the board of directors in reviewing and approving the              compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of            ,            , and            , and is chaired by            .            and            satisfy the “independence” requirements of the listing rules of            . The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors

Pursuant to our third amended and restated memorandum and articles of association, our directors were not subject to a term of office and held their offices until such time as they were removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders.

Compensation of Directors and Executive Officers

For the twelve months ended December 31, 2014, we paid an aggregate of approximately US$0.3 million in cash to our executive officers and directors. We did not pay compensation to our non-executive directors for their services on the board of directors. Our non-executive directors are not entitled to benefits upon termination. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

Employee Incentive Share Agreements

From 2005 to 2015, we entered into Employee Incentive Share Agreements, or EISAs, with various employees. As of the date of this prospectus, 3,609,179 incentive shares were issued under the EISAs, 1,357,779 of which were fully vested and 2,251,400 of which were non-vested. The EISAs provide that the incentive shares vest according to vesting schedules contained in the EISAs. Incentive shares granted under the EISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares. Upon the completion of this offering, the holder of incentive shares will receive ordinary shares of our company having an aggregate fair market value equal to that of the incentive shares, reduced by the reserve amount, provided that no fractional shares will be issued. Non-vested incentive shares will convert to non-vested ordinary shares with substantially similar vesting and other restrictions as pertain to such holder’s non-vested incentive shares.

In the event of a sale of our company, the board of directors of the surviving entity will, with respect to non-vested incentive shares, either (i) terminate the shares for no additional consideration, (ii) make an appropriate provision for the continuation of the non-vested incentive shares by substituting them with securities of the successor entity that have substantially similar vesting and other restrictions as the non-vested incentive shares, (iii) accelerate the vesting date of the non-vested incentive shares, (iv) terminate the non-vested incentive shares in exchange for payment in cash equal to the fair market value over the reserve amount or (v) in the event of a sale of shares, require each holder to sell his or her incentive shares to the purchaser at a price equal to the portion of the net consideration from the sale attributable to the incentive shares less the reserve amount.

Non-vested incentive shares are to be returned to us if (i) the holder’s employment with us ends for any reason, (ii) if the holder files for bankruptcy, (iii) if the holder transfers the non-vested incentive shares of his or her spouse, or (iv) if we are sold. Holders of incentive shares under the EISAs are not permitted to transfer their Incentive Shares, whether they are vested or not, prior to an initial public offering, except pursuant to the investor rights agreement dated July 1, 2015, or Investor Rights Agreement. Upon the consummation of this offering, the holders of our incentive shares under the EISAs will be prohibited from transferring the shares in accordance with the Investor Rights Agreement. Prior to the consummation of this offering, in certain events of misconduct by the holders of our incentive shares, we had the right to reacquire the incentive shares for no consideration.

Following the completion of this offering, we will not issue any additional incentive shares under the EISAs. The EISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested ordinary shares, which were previously non-vested incentive shares under the EISAs.

Advisory and Incentive Share Agreements

Between 2005 and 2015, we granted incentive shares pursuant to the terms of Advisory and Incentive Share Agreements, or AISAs, to certain advisors in exchange for services they provided to us in accordance with an obligations agreement. As of the date of this prospectus, 1,314,198 incentive shares were issued under the AISAs, 1,251,409 of which were fully vested and 62,789 of which were non-vested. More than 90% of the incentive shares granted under the AISAs were granted and became fully vested prior to 2012. Under the AISAs, the incentive shares become vested according to a vesting schedule contained therein. Holders forfeit their unvested incentive shares (i) if they are terminated for cause, (ii) if the AISA is terminated by reason of the relevant holder’s death or disability or (iii) if the holders decide to terminate the AISA. All incentive shares, whether vested or unvested, are forfeited if the holder of the incentive shares breaches its obligations under its Obligations Agreement. See “—Advisory Agreements.” Incentive shares granted under the AISAs are subject to a reserve amount per share, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of the incentive shares. Transfers of the incentive share recipient’s rights and obligations under the AISAs are null and void.

Pursuant to AISA, upon the completion of this offering, the holder of vested incentive shares will receive ordinary shares having an aggregate fair market value equal to that of the incentive shares, reduced by the reserve amount, provided that no fractional shares will be issued. Non-vested incentive shares will convert to non-vested ordinary shares with substantially similar vesting and other restrictions as pertain to such holder’s non-vested incentive shares.

Following the completion of this offering, we will not issue any additional incentive shares under the AISAs. The AISAs will remain in effect only to the extent that they govern the rights and obligations of the holders of non-vested ordinary shares, which were previously non-vested incentive shares under the AISAs.

Incentive Share Valuation Assumptions

We estimate the fair value of our incentive shares using the income approach and market approach. The income approach uses discounted cash flows to estimate the equity value of our company. The market approach employs a guideline public companies trading multiples method wherein we use forward P/E multiples for a given year to arrive at an equity valuation for our company. Based on our current stage of development and the conceptual strength of the income approach, we assigned 50% weights to each of the income approach and the market approach for each of 2013, 2014 and 2015.

We then use the Option Pricing Method, or OPM, to allocate value amongst our existing shareholders. The OPM is the preferred method because it is a forward looking approach that is suitable when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. The OPM method is appropriate when an enterprise has many choices and options available, and the enterprise’s value depends on how well it uses opportunities and addresses challenges while following an uncharted path. As such, we have used a Black-Scholes OPM for value allocation.

In addition, because our company was privately held before this offering, we applied a discount for lack of marketability of 40% to our incentive share valuation.

For incentive shares granted in 2014 and 2013, we have allocated fair market value per share of US$0.8569 and US$0.0928, respectively.

For a further description of the valuation assumptions for our incentive shares, see “Management’s Discussion and Analysis of Operations—Share Incentive Plans—Incentive Share Valuation Assumptions.”

As of the date of this prospectus, none of our officers, directors and officers held incentive shares amounting to more than 1% of our total outstanding ordinary shares on an as-converted basis.

2015 Equity Incentive Plan

Our 2015 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of responsibility, provide additional incentive to employees and service providers and promote the success of our business. The equity incentive plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiaries’ employees (including officers and inside directors), and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2015 Equity Incentive Plan is             of our ordinary shares plus an annual increase on the first day of each fiscal year, starting in 2016, equal to         % of the ordinary shares on the first day of the fiscal year or some lesser amount determined by our board of directors. Vested restricted share units will be settled with one ordinary share. Ordinary shares issued pursuant to awards under the 2015 Equity Incentive Plan that we repurchase or that are forfeited, as well as ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2015 Equity Incentive Plan. In addition, ordinary shares will not be deemed to have been issued under the 2015 Equity Incentive Plan with respect to any portion of an award that is paid out in cash rather than ordinary shares. During the term of the 2015 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares to satisfy the requirements of the 2015 Equity Incentive Plan.

Plan Administration. The 2015 Equity Incentive Plan is administered by our compensation committee and/or one or more additional committees of directors or other individuals appointed by our board of directors in accordance with the terms of the 2015 Equity Incentive Plan. To the extent that the administrator decides to qualify an award as performance-based compensation, the 2015 Equity Incentive Plan will be administered by a committee of two or more outside directors. Subject to the provisions of the 2015 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2015 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Restricted Stock. Awards of restricted ordinary shares may be granted by the administrator in a restricted stock award. A restricted stock award agreement will specify restrictions on the transferability of the shares of restricted stock, the duration of the restricted period, the number of shares granted, and any other terms and conditions specified by the administrator. Except to the extent otherwise provided in the award agreement, the holder of restricted shares may exercise full voting rights with respect to the shares and will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted stock. Shares of restricted stock may not be sold, transferred, assigned or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us.

Restricted Stock Units. Awards of restricted share units may be granted by the administrator. At the time of grant of restricted share units, the administrator shall specify the dates on which, or the conditions that must be satisfied so that, the restricted share units become fully vested and nonforfeitable and any other terms and conditions applicable to the award. Our administrator shall also specify the settlement date of each restricted share unit, which shall be no earlier than the vesting date. Vested restricted shares units will be settled with one ordinary share.

Stock Options. Stock options may be granted under the 2015 Equity Incentive Plan as either ISOs, intended to qualify under Section 422 of the Code, or NSOs, provided that ISOs may only be granted to employees. The exercise price of each option shall be determined by the administrator; provided, however, that the exercise price may be no less than fair market value of the covered shares on the date of grant if granted to a U.S. taxpayer, and in some cases for ISOs, may be no less than 110% of such fair market value. Our administrator shall also determine the time or times at which the options may be exercised in whole or in part, provided that the term of any option may not exceed 10 years (5 years in the case of certain ISOs).

Outside Director Awards. Our non-employee directors are entitled to automatic grants of stock options under the 2015 Equity Incentive Plan. On the date an individual first becomes a non-employee director (unless such individual, immediately prior to becoming a non-employee director, was an employee director), he or she is granted an option covering              ordinary shares. Such option shall vest as to             % of the covered ordinary shares on the first anniversary of the date of grant and as to             % of the covered ordinary shares each              thereafter, subject to continued service. Commencing in 2016 and each year thereafter, each non-employee director will be automatically granted an option covering              ordinary shares on the date of our annual stockholders meeting, but only if the individual has been a director for at least six months. These subsequent grants will vest as to             % of the covered ordinary shares each              following the date of grant, subject to continued service. All non-employee director options will have a maximum term of ten years and will have an exercise price equal to fair market value of the covered shares on the date of grant. In addition, if these options are assumed or substituted for by an acquirer corporation in connection with a change in control and the director’s service is terminated for any reason other than voluntary resignation, his or her automatic non-employee director option grants will immediately vest in full.

Stock Appreciation Rights. SARs granted under the 2015 Equity Incentive Plan represent the right upon the exercise of the SAR to receive the fair market value of ordinary shares in excess of an exercise price determined by the administrator at the time of grant. Each grant of SARs will be evidenced by an award agreement specifying the exercise price, term of the SARs, conditions of exercise and any other terms and conditions the administrator determines. At the discretion of the administrator, the payment upon SAR exercise may be in cash, shares of equivalent value or some combination of the two.

Performance Awards. Awards of performance units or shares may be granted to employees and other service providers by the administrator. The performance units or shares will have an initial value established by the administrator on or before the date of grant. The administrator will set the performance objectives for vesting or exercise, which, depending on the extent to which the objectives are met, will determine the number or value of performance units or shares that will be paid out to participants. To the extent the administrator desires that the award qualify as performance-based compensation under Section 162(m) of the Code, vesting will be subject to satisfaction of one or more of the following performance goals: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against our performance as a whole or against particular entities, segments, operating units or our products and /or (e) on a pre-tax or after tax basis.

Merger or Change in Control. The 2015 Equity Incentive Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options or SARs will be provided notice and a reasonable opportunity to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control, the award confers the right to purchase or receive the same consideration received by the holders of ordinary shares for each share held on the effective date of the transaction. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will fully vest and become immediately exercisable and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels. The administrator may determine that an alternative treatment will apply to outstanding awards by specifying the alternative treatment in the applicable award agreement.

Plan Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the 2015 Equity Incentive Plan provided such action does not impair the existing rights of any participant. The 2015 Equity Incentive Plan will automatically terminate in 2025, unless we terminate it sooner. The termination of the 2015 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

PRINCIPAL SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our ordinary shares prior to and immediately after the completion of this offering by:

•	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

•	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The percentage of beneficial ownership of our ordinary shares immediately after the completion of this offering is based on              ordinary shares that will be issued and outstanding (which includes (i)              ordinary shares outstanding as of the date of this prospectus; (ii)              ordinary shares into which all of our outstanding preferred shares will automatically convert upon completion of this offering on a one-for-one basis; (iii)              ordinary shares in the form of ADSs issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and (iv) approximately              restricted ordinary shares to be issued to our directors and officers prior to completion of this offering). Unless otherwise noted, the business address for each of our directors and executive officers is 5th Floor, Building D, BenQ Plaza, 207 Songhong Road, Changning District, Shanghai 200335, People’s Republic of China.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%(1)	Number	%(2)	Percentage of aggregate voting power
Directors and Executive Officers:
Dr. Zane Wang(3)	3,879,331	9.9%
Kerry Shen(4)	260,000	*
Douglas L. Brown(5)	104,272	*
Andrew Mason(6)	1,048,020	2.7%
Christopher Thorne(7)	6,040,131	15.4%
All directors and executive officers as a group(8)	11,331,754	28.9%

Principal Shareholders:
DLB CRF Holdings, LLC(9)	10,427,239	26.6%
Funds managed by Broadline Capital LLC or its affiliates(7)	6,040,131	15.4%
Gary Wang(10)	4,056,275	10.4%

Notes:

*	Less than 1%.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 39,182,514 ordinary shares on an as-converted basis as of the date of this prospectus, and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares prior to this offering. Upon the completion of this offering, the holder of incentive shares will receive ordinary shares of our company having an aggregate fair market value equal to that of the incentive shares, reduced by the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) , which is the total number of ordinary shares outstanding immediately after the completion of this offering, and (2) the number of ordinary shares that such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(3)	Represents (a) 2,938,627 ordinary shares and (b) 940,704 ordinary shares issuable upon the conversion of incentive shares.
(4)	Represents 260,000 ordinary shares issuable upon the conversion of incentive shares.
(5)	Represents (a) 52,136 ordinary shares issuable upon conversion of Series B convertible preferred shares held by Patricia T. Brown, the wife of Mr. Brown, (b) 15,640 ordinary shares issuable upon conversion of Series B convertible preferred shares held by the Douglas L. Brown Irrevocable Trust and (c) 36,496 ordinary shares issuable upon conversion of Series B convertible preferred shares held by Mr. Brown. Patricia T. Brown, the wife of Mr. Brown, is the sole trustee and has voting and investment power over the Douglas L. Brown Irrevocable Trust.
(6)	Represents (a) 1,000,000 ordinary shares held by Mr. Mason, (b) 34,117 ordinary shares underlying Series A convertible preferred shares held by Babetta von Albertini, the wife of Mr. Mason, and (c) 13,903 ordinary shares underlying Series B convertible preferred shares held by Babetta von Albertini, the wife of Mr. Mason.
(7)	Represents (a) 2,092,304 ordinary shares underlying Series B convertible preferred shares held by Broadline Capital (China) LLC, (b) 150,313 ordinary shares underlying Series A convertible preferred shares and 51,365 ordinary shares underlying Series B convertible preferred shares held by Broadline Capital VIII LLC, (c) 840,332 ordinary shares underlying Series A convertible preferred shares and 287,157 ordinary shares underlying Series B convertible preferred shares held by Broadline Capital IX LLC, (d) 818,824 ordinary shares underlying Series A convertible preferred shares and 279,808 ordinary shares underlying Series B convertible preferred shares held by Broadline Capital X LLC, (e) 840,251 ordinary shares underlying Series A convertible preferred shares and 104,691 ordinary shares underlying Series B convertible preferred shares and 439,841 ordinary shares underlying Series C convertible preferred shares held by Broadline Capital XI LLC and (f) 135,245 ordinary shares underlying Series C convertible preferred shares held by Broadline Capital XII LLC. Mr. Thorne has voting and investment control over Broadline Capital (China) LLC, Broadline Capital VIII LLC, Broadline Capital IX LLC, Broadline Capital X LLC, Broadline Capital XI LLC, and Broadline Capital XII LLC. The registered address for the Broadline Capital Funds is One Rockefeller Plaza, 10th Floor, New York, NY 10020.
(8)	Represents ordinary shares and ordinary shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this prospectus held by all of our directors and executive officers as a group.
(9)	Represents ordinary shares issuable upon conversion of Series B convertible preferred shares held by DLB CRF Holdings, LLC. The natural person who exercises voting and dispositive power over the shares held by DLB CRF Holdings, LLC is Raj Dvivedi. The registered address for DLB CRF Holdings, LLC is 5 River Road Suite 258, Wilton, CT 06897.
(10)	Represents (a) 2,056,275 ordinary shares held by Mr. Wang and (b) 2,000,000 ordinary shares held by the Zhengyu Wang Family Trust. Mr. Wang holds voting and investment control over the Zhengyu Wang Family Trust. The registered address for the Zhengyu Wang Family Trust is 300 West 53rd St, 6H, New York, NY10019.

As of the date of this prospectus,             of our outstanding ordinary shares on an as-converted basis are held by             record holders in the United States, representing         % of our total outstanding shares on an as-converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership by our major shareholders.

RELATED PARTY TRANSACTIONS

Transactions with Directors and Officers

In May 2014, we borrowed short-term loans from three of our directors in the aggregate principal amount of US$1.5 million. We used the proceeds of these loans for a capital injection into one of our PRC subsidiaries when we were unable to obtain foreign currency in a timely manner. US$1.25 million was repaid in August 2014 along with US$42,500 in interest. The remaining balance of US$250,000 along with US$23,000 in interest was repaid in February 2015.

Jade Capital Management LLC, or Jade Capital, jointly owned by our director, Andrew Mason, and Gary Wang, assists us and our subsidiaries on an on-going basis with respect to our business development, investor and advisor communication, financial accounts, tax reporting and U.S. administration. We pay Jade Capital an administration fee of $10,000 per month for such services.

Private Placements

See “Description of Share Capital—History of Security Issuances.”

Registration Rights Agreement

Concurrent with our Series C share placement, we entered into a registration rights agreement on July 1, 2015 with our shareholders, which consist of holders of ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares. Under the registration rights agreement, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights. For a more detailed description of these registration rights, see “Description of Share Capital—History of Securities Issuances—Registration Rights.”

Investor Rights Agreement

Concurrent with our Series C share placement, we entered into the Investor Rights Agreement with our shareholders, which consist of holders of ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares. The Investor Rights Agreement will terminate automatically upon the consummation of this initial public offering. The Investor Rights Agreement provided for certain preferential rights, including information rights, preemptive rights and rights of first refusal.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$10,000 consisting of 100,000,000 shares, comprised of (i) 50,000,000 ordinary shares with par value of US$0.0001 each, of which 13,647,060 shares are issued and outstanding, of which 9,499,144 shares are issued or reserved for issuance pursuant to our share incentive plans; and (ii) 50,000,000 convertible preferred shares with a par value of $0.0001 each, including 4,912,934 designated as Series A preferred shares issued and outstanding, 14,084,239 designated as Series B preferred shares issued and outstanding and 1,544,305 designated as Series C preferred shares issued and outstanding. All of our issued and outstanding convertible redeemable preferred shares will automatically convert into ordinary shares immediately prior to the completion of this offering.

We have conditionally adopted third amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and replace our current memorandum and articles of association in its entirety and our authorized share capital will be US$             divided into ordinary shares with a par value of US$0.0001 each. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our post-offering memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our post-offering memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of the board. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our post-offering memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is properly stamped, if required; (c) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (d) the share to be transferred is free of any lien in favor of us; or (e) a fee of such maximum sum as             may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of             , be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board of directors may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders on a pro rata basis in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our post-offering memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our post-offering memorandum and articles of association contains a declaration that the liability of our members is so limited.

Register of Members. Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by Cayman Islands law, our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Our predecessor entity, China Risk Finance LLC, had share capital consisting of common shares, Series A preferred shares, Series B preferred shares and Series C preferred shares, each representing membership interests. Immediately prior to this offering, our authorized and outstanding share capital consisted of 13,647,060 common shares, 4,912,934 Series A preferred shares, 14,084,239 Series B preferred shares and 1,544,305 Series C preferred shares. In addition, we had 2,609,188 vested incentive shares and 2,314,189 unvested incentive shares. See “Management—Share Incentive Plans.” The following is a summary of the major securities issuances by our company since its inception.

Ordinary Shares

In connection with our reorganization on August 18, 2015, all of China Risk Finance LLC’s common shares representing membership interests were exchanged for ordinary shares of our company with equivalent rights and preferences and we had 13,647,060 ordinary shares issued and outstanding.

Preferred Shares

On and around November 15, 2005, China Risk Finance LLC issued and sold an aggregate of 4,912,934 Series A preferred shares, consisting of 1,364,706 to EDS World Corporation (Far East), 2,049,059 to Northwater Capital Inc. and 1,499,169 to other investors, at a price per share of US$0.73276 and total consideration of US$3,600,002.

On and around October 17, 2007, China Risk Finance LLC issued and sold an aggregate of 14,084,239 Series B preferred shares, consisting of 10,427,239 to DLB CRF Holdings, LLC, 2,092,304 to Broadline Capital (China) LLC and 1,564,696 to other investors, at a price per share of US$1.43854 and total consideration of US$20,260,741.

On and around July 1, 2015, China Risk Finance LLC issued and sold an aggregate of 1,469,230 Series C preferred shares, consisting (i) 187,688 Series C preferred shares to Harvest Equity Company Limited in an initial closing at a price per share of US$26.64 and total consideration of $5,000,008, and (ii) 1,281,542 Series C preferred shares upon the conversion of certain convertible promissory notes at a conversion price per share of US$23.98. For a further discussion of the certain convertible promissory notes, see “—Bridge Financing.”

In connection with our reorganization on August 18, 2015, the Series A, Series B and Series C preferred shares of China Risk Finance LLC, each representing membership interests, were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of our company.

Each holder of the preferred shares has the right, at such holder’s sole discretion, to convert all or any portion of their preferred shares into ordinary shares at any time. The initial conversion price is the original purchase price per share, subject to adjustment for share splits, share combinations, certain distributions, reorganizations and similar events. The preferred shares will be automatically converted into ordinary shares at the then applicable conversion price upon the completion of a qualified initial public offering. Pursuant to written consent adopted by all our shareholders, upon the completion of this offering, our preferred shares will automatically convert into ordinary shares on a one-for-one basis.

Bridge Financing

On February 20, 2015, we issued and sold to Bridge Financial LLC an unsecured convertible promissory note, or the Initial Note, in the aggregate principal amount of $2,500,000 with non-compounding interest at 12% per annum. The Initial Note was redeemed for US$2.66 million on August 31, 2015.

From February 21, 2015 through June 25, 2015, we issued and sold unsecured convertible promissory notes, or the Subsequent Notes, in the aggregate principal amount of $30,300,000 with non-compounding interest at 8% per annum, $10,370,000 of which was issued to Broadline Capital XI LLC, $3,230,000 of which was issued to Broadline Capital XII LLC and the remaining portion was issued to other investors. The outstanding principal plus accrued interests on the Subsequent Notes was converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price set forth in the share purchase agreement of the Series C preferred share placement. On July 1, 2015, immediately after the initial closing of the Series C preferred share placement, the holders of the Subsequent Notes exercised their right to converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price, resulting in 1,281,542 Series C preferred shares being issued to the holders of the Subsequent Notes, including 439,841 Series C preferred shares being issued to Broadline Capital XI LLC and 135,245 Series C preferred shares being issued to Broadline Capital XII LLC.

Incentive Share Grants

Between 2005 and 2015, we granted 6,561,435 incentive shares pursuant to the terms of our AISAs and EISAs to certain employees, officers and advisors in exchange for services they provided to us. As of the date of this prospectus, 1,638,058 incentive shares were forfeited and the remaining 4,923,377 incentive shares including 2,609,188 vested shares and 2,314,189 unvested shares. See “Management—Share Incentive Plans.”

Registration Rights

Pursuant to the registration rights agreement that we entered into on July 1, 2015 with all our then shareholders in connection with our issuance of preference shares prior to our initial public offering, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issuable upon conversion of our preferred shares, ordinary shares issued as a dividend for our preferred shares, or any other ordinary shares thereafter owned or acquired by purchasers of our preferred shares in our pre-IPO private placements, subject to certain exceptions. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of (i) at least 25% of the outstanding preferred shares, (ii) at least a majority of all outstanding Series B preferred shares, or (iii) at least a majority of all outstanding Series C preferred shares may, at any time 180 days after the effectiveness of a registration statement for this initial public offering, request registration of their shares and we will use our best efforts to cause such shares to be registered, provided that the aggregate offering price of such offering is more than US$5,000,000. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations requested by the holders of the preferred shares, Series B preferred shares and Series C preferred shares within any twelve-month period, or if such demand registration may immediately be registered on Form F-3. We also have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than once in any twelve-month period and we may not register any securities for our own account or any other person within such 90-day period other than a registration statement relating to the sale of securities by our employees, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holder of the registrable securities then outstanding, we must promptly file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering upon notice. There is no limit on the number of the registration made pursuant to this registration right. We, however, are not obligated to effect such registration if, among other things, (i) the aggregate anticipated price of such offering is less than US$1,000,000, or (ii) we have effected such a registration in the preceding twelve months.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to an employee benefit plan, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering our registrable securities or a registration for securities issuable upon conversion of debt securities which are also being registered, then we must offer holders of our Series A, Series B and Series C preferred shares an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith request a reduction in the number of shares offered by reducing the number to be satisfactory to the underwriter in the following order: (1) pro rata reduction of the shares other than registrable securities, (2) pro rata reduction of the registrable securities other than Series A and Series B preferred shares, (3) pro rata reduction of the Series B preferred shares and (4) pro rata reduction of the Series C preferred shares.

Expenses of Registration. We will pay all expenses incurred by us in complying with the terms of the registration rights agreement, provided that expenses for a withdrawn demand registration shall be borne by the withdrawing shareholders unless (i) holders of at least a majority of the registrable securities requesting registration agree to forfeit their right to one demand registration, (ii) at the time of withdrawal there is a material adverse change in our condition, business or prospects or (iii) we exercise the right to defer demand registration for 90 days and the holders of registrable securities withdraw such request with reasonable promptness upon notice.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the date that is seven years after the completion of this initial public offering, (ii) the date of the completion of a bona fide acquisition of our company by an unrelated third party, if such successor corporation requires the termination of such registration rights, or (iii) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without restriction pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of ordinary shares deposited with            , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at             . The principal executive office of the depositary is located at             .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS or (ii) indirectly through your broker or another financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or that other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or that other financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States. If that is not practical or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary either to distribute the foreign currency to the ADS holders or to hold the foreign currency for the account of the ADS holders, in which case it will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “—Fees and Expenses” and “—Payment of Taxes.” It will distribute only whole

U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell any ordinary shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will, to the extent permissible by law, also represent the new ordinary shares. The depositary may also sell all or a portion of the ordinary shares that is has not distributed, and distribute the net proceeds in the same way as it does cash. Additionally, the depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash, in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares, in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. You may not be given the opportunity to receive elective distributions on the same terms and conditions as the holders of our ordinary shares.

•	Rights to Subscribe for Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and reasonably practicable to make the rights available, or if rights have been made available but have not been exercised and appear to be about to lapse, the depositary may, if it determines it is lawful and reasonably practicable to do so, endeavor to sell the rights and distribute the net proceeds, in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. The depositary will sell shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.

The depositary may sell a portion of the distributed rights sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

You may not be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is practicable. If the depositary cannot make a distribution in this way, it may endeavor to sell what we distributed and distribute the net proceeds in the same way as it does cash. If the depositary is unable to sell what we distribute, it may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s principal office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the Custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you by regular mail delivery or by electronic transmission. The materials will (i) describe the matters to be voted on and (ii) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For your voting instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of the deposit agreement, the deposited securities and our third amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as the following:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians that hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate or withholding or other tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities, to the extent permitted by law, and each ADS will automatically represent its equal share of the new deposited securities.

Reclassify, split up, subdivide or consolidate any of the deposited securities	The depositary may deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell our assets, or take any similar action	If any securities received by the depositary may not be lawfully distributed to some or all holders of ADSs, the depositary may sell such securities and distribute the net proceeds in the same way it does cash.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted that would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:

•	Collect distributions on the deposited securities.

•	Sell rights and other property.

•	Deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale.

After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of the business of our company or matters relating to the ADSs or the deposit agreement.

The depositary will maintain facilities in              to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary as follows:

•	We and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct.

•	We and the depositary are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement.

•	We and the depositary are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement.

•	We and the depositary are not liable for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement.

•	We and the depositary have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party if in our or the depositary’s opinion such proceeding may involve us or the depositary in expense or liability, unless satisfactory indemnity against all expenses and liabilities is furnished as often as may be required.

•	We and the depositary may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

•	We and the depositary disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any other person believed in good faith to be competent to give such advice or information.

•	We and the depositary disclaim any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement or otherwise.

The depositary and any of its agents also disclaim any liability for any of the following:

•	A failure to carry out any instructions to vote.

•	The manner in which any vote is cast.

•	The effect of any vote.

•	A failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement.

•	A failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof.

•	Any investment risk associated with the acquisition of an interest in the deposited securities.

•	The validity or worth of the deposited securities.

•	The creditworthiness of any third party.

•	Any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities. The depositary and its agents shall not be liable for any acts or omissions made by a successor depositary, provided that in connection with any issue out of which a potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require the following:

•	Payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary.

•	Satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement.

•	Compliance with applicable laws and governmental regulations, and such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable law, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except in the following instances:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

(i)	Before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate.

(ii)	The pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate.

(iii)	The depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

The deposit agreement provides that, to the extent available by the depositary, ADSs shall be evidenced by ADRs issued through DRS/Profile, unless certificated ADRs are specifically requested by the ADS holder. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. The Profile Modification System, or Profile, is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding,              representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Our ADSs have been approved for listing on the             , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares, preferred shares or ADSs or securities that are convertible into or exercisable or exchangeable for our ordinary shares, preferred shares or ADSs, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares, preferred shares or ADSs, whether any such transaction is to be settled by delivery of our ordinary shares, preferred shares or ADS, or any other securities of our company, without the prior written consent of the representatives of the underwriters, subject to certain exceptions.

Furthermore, each of our directors, executive officers, existing shareholders and certain incentive share holders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of our ordinary shares outstanding prior to this offering and ordinary shares to be issued upon automatic conversion of our Series A, Series B and Series C preferred shares upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

•	1% of our then total outstanding ordinary shares, in the form of ADSs or otherwise, which will equal ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Haiwen & Partners, our PRC counsel; to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Shearman & Sterling LLP.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the ordinary shares or on an instrument of transfer in respect of an ordinary share.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, CRF China Holding Co. Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of our voting stock; investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ADSs or ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if (1) pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. partnership, (2) after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former partners of the U.S. partnership by reason of their holding a capital or profits interest in the U.S. partnership, and (3) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the country in which the non-U.S. corporation is organized, then the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. Prior to our conversion to a Cayman Islands company, we were a Delaware LLC treated as a partnership for U.S. federal income tax purposes. We do not believe that the Delaware LLC was engaged in a trade or business, either directly or through entities treated as transparent for U.S. federal income tax purposes and therefore, we believe that the first requirement was not met. However, there is no direct authority on how the relevant rules of the Code might apply to us and our reorganization. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of ADSs or ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “Taxation—People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ADSs or ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ADSs or ordinary shares, if you are eligible for the benefits of the Treaty, you generally may treat such gain as foreign-source income. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2015. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2015 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “—Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the             , which is a qualified exchange for these purposes. If the ADSs are regularly traded, and the ADSs qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ADSs or ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Citigroup Global Markets Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Citigroup Global Markets Inc
Jefferies LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             ADSs.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A. The address of Jefferies LLC is 520 Madison Avenue, New York, New York, 10022, U.S.A.

Our ADSs have been approved for listing on the             under the trading symbol “             .”

We, all of our directors and officers, all of our existing shareholders and certain of our incentive share holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of ADSs to the underwriters; or

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the ADSs or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives of the underwriters, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In addition, we have instructed             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.

In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved              percent of the ADSs to be offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any ADS may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADS may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADS shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADS to be offered so as to enable an investor to decide to purchase any ADS, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore

This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Canada

The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee,              listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
listing fee
Financial Industry Regulatory Authority Inc. filing fee		15,500
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$	15,500

LEGAL MATTERS

We are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Fangda Partners. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Rapid Finance Limited as of December 31, 2013 and December 31, 2014, and for each of the two years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, PRC.

The section in this prospectus entitled “Our Industry” is based in part upon, and summaries elsewhere in this prospectus attributed to Oliver Wyman are based upon, information either compiled or produced by Oliver Wyman and are included on reliance upon the authority of that firm as an expert, although Oliver Wyman has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Oliver Wyman and Oliver Wyman has authorized that portions of the prospectus be attributed to it. The registered business address of Oliver Wyman is 1166 6th Ave, New York, NY 10036.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA RAPID FINANCE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Rapid Finance Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of China Rapid Finance Limited (the “Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

September 28, 2015

CHINA RAPID FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
	US$	US$
Assets
Cash and cash equivalents	13,946	5,813
Restricted cash for Safeguard Program	12,926	5,218
Investments held for trading	2,933	3,182
Loans receivable, net of allowance for loan losses US$136 thousand and US$206 thousand as of December 31, 2013 and 2014, respectively	3,631	10,490
Safeguard Program receivable	3,169	10,284
Receivables, prepayments and other assets	3,610	3,490
Property equipment and software, net	1,549	2,822

Total assets	41,764	41,299

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Liabilities:
Borrowings	—	1,884
Safeguard Program payable	22,446	16,605
Accrued liabilities	7,663	10,410
Income tax payable	1,735	2,079
Deferred revenue	539	628

Total liabilities	32,383	31,606

Commitments and contingencies (Note 15)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	5,932	6,220
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	30,269	31,890

Total mezzanine equity	36,201	38,110

Shareholders’ deficit
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 15,996,473 and 16,110,302 shares issued and outstanding as of December 31, 2013 and 2014, respectively, and 35,107,475 outstanding on a pro forma basis as of December 31, 2014	2	2
Additional paid-in capital	—	—
Accumulated other comprehensive income	1,504	1,505
Accumulated deficit	(28,326)	(29,924)

Total shareholders’ deficit	(26,820)	(28,417)

Total liabilities, mezzanine equity and shareholders’ deficit	41,764	41,299

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2013	2014
	US$	US$
Revenue:
Transaction and service fees	39,631	60,281
Other revenue	929	1,027

	40,560	61,308

Allowance for loan losses	(133)	(580)
Business and related taxes and surcharges	(2,288)	(2,960)

Net revenue	38,139	57,768

Operating expense:
Servicing expenses	(4,187)	(7,465)
Sales and marketing expenses	(16,726)	(27,347)
General and administrative expenses	(12,995)	(23,739)

Total operating expenses	(33,908)	(58,551)

Other income:
Other income, net	851	1,267

Profit before income tax expense	5,082	484
Income tax expense	(1,332)	(353)

Net profit	3,750	131
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)
Allocation of net profit to participating preferred shareholders	(735)	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)

Net profit	3,750	131
Foreign currency translation adjustment, net of nil tax	142	1

Comprehensive income	3,892	132

Weighted average number of ordinary shares used in computing net profit (loss) per share
Basic	15,977,212	16,084,124
Diluted	17,506,132	16,084,124
Earnings (loss) per share attributable to ordinary shareholders
Basic	0.04	(0.11)
Diluted	0.04	(0.11)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of share outstanding	Amount
		US$	US$	US$	US$	US$
Balance as of December 31, 2012	15,852,398	2	—	1,362	(29,731)	(28,367)

Share-based compensation	—	—	51	—		51
Vesting of incentive shares	144,075	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(51)	—	(279)	(330)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	(2,066)	(2,066)
Foreign currency translation adjustments	—	—	—	142	—	142
Net profit	—	—	—	—	3,750	3,750

Balance as of December 31, 2013	15,996,473	2	—	1,504	(28,326)	(26,820)

Share-based compensation	—	—	180	—	—	180
Vesting of incentive shares	113,829	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(180)	—	(108)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	(1,621)	(1,621)
Foreign currency translation adjustments	—	—	—	1	—	1
Net profit	—	—	—	—	131	131

Balance as of December 31, 2014	16,110,302	2	—	1,505	(29,924)	(28,417)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Year Ended December 31,
	2013	2014
	US$	US$
Cash flows from operating activities:
Net profit	3,750	131
Adjustments to reconcile net profit to net cash provided by/(used in) operating activities:
Allowance for loan losses	133	580
Depreciation	345	800
Fair value changes of investments held for trading	(204)	(339)
Share-based compensation	51	180
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	1,162	(5,233)
Investments held for trading	(2,714)	120
Loans receivable	(2,414)	(7,465)
Receivables, prepayments and other assets	(1,620)	357
Accrued liabilities	5,377	2,759
Income tax payable	758	351
Deferred revenue	300	92

Net cash provided by/(used in) operating activities	4,924	(7,667)

Cash flows from investing activities:
Purchase of property, equipment and software	(1,546)	(2,087)

Net cash used in investing activities	(1,546)	(2,087)

Cash flows from financing activities:
Proceeds from borrowings	—	3,137
Repayment of borrowings	—	(1,250)

Net cash provided by financing activities	—	1,887

Effect of exchange rate changes on cash and cash equivalents	317	(266)

Net increase/(decrease) in cash and cash equivalent	3,695	(8,133)
Cash and cash equivalents at beginning of year	10,251	13,946

Cash and cash equivalents at end of year	13,946	5,813

Supplemental disclosure of cash flow information
Cash paid for income taxes	48	10
Cash paid for interest	—	43

Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	96	—
Accretion on convertible redeemable preferred shares to redemption value	2,396	1,909

(1)	The majority of the safeguard program assets and liabilities (namely, restricted cash, Safeguard Program receivable and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the year ended December 31,
	2013	2014
Increase in restricted cash for Safeguard Program	26,631	50,583
Decrease in restricted cash for Safeguard Program	(20,683)	(58,259)

The accompanying notes form an integral part of these consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a peer-to-peer (“P2P”) consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology, automated decisioning technology, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of over one hundred data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomiclie its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s common shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization.

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of December 31, 2014, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LLC (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro-credit”)	100	%(1)	May 8, 2012	Qinghai, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

2. Summary of significant accounting policies

(a) Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including a subsidiary held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group. Upon the formation of the subsidiary, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit was provided by the Group;

•	The Group has the all rights and obligations as if it is the direct shareholder;

•	The nominee shareholders hold the equity interest in it on behalf of the Group;

•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and

•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for loan losses, valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive income (loss).

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit in the consolidated financial statements. The exchange rates used for translation on December 31, 2013 and 2014 were US$ 1.00=RMB6.0969 and RMB6.1190, respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2013 and 2014.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, time deposits, and funds held in deposit accounts with banks and third-party payment companies, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(g) Restricted cash

Restricted cash represents funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program.

(h) Investments held for trading

Investments held by the Group were issued by financial institutions and have a variable rate of return that is indexed to the performance of underlying assets. The Group initially records these investments at cost, which approximates its fair value at inception and subsequently records these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income.

(i) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, investments held for trading, loans receivable, Safeguard Program receivable, receivables, prepayments and other assets, accrued liabilities, Safeguard Program payable and borrowings. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of borrowings and Safeguard Program receivable/payable approximate their fair values as the interest rates applied reflect the current quoted market yield for comparable borrowings. The Group reports investments held for trading at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive income.

The following tables set forth the Group’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in US$ thousands):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments held for trading	2,843	—	90	2,933

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments held for trading	3,182	—	—	3,182

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. The fair value of the Group’s Level 3 financial assets are measured using the discounted cash flow from the financial assets based on the indicative interest rates as stated in the contracts with financial institutions. The discount rate adopted is the pervasive interest rate in the market.

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the year end December 31,
	2013	2014
Beginning	—	90
Purchases	90	30
Disposal	—	(120)

Ending	90	—

Fair value movements of the Level 3 financial assets during the years ended December 31, 2013 and 2014 were insignificant.

The Group did not have any financial assets or financial liabilities measured at fair value on a non-recurring basis as of December 31, 2013 and 2014.

(j) Loans receivable, net

Loans receivable represents loan amounts due from customers of the Group’s micro-credit lending business, under which the Group provides direct loans to individuals. The Group has the intent and the ability to hold such loans receivable for the foreseeable future or until maturity or payoff. Loans receivable is recorded at unpaid principal balances, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio mainly consists of personal loans with the term periods ranging from 7 days to 3 years.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed both on an individual-loan basis and collective basis. For individual loans that are past due for a certain period of time or where there is an observable indicator of impairment, a specific allowance is provided. All other loans not already included in the individual assessment are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. The Company evaluates and adjusts its allowance for loan losses on a quarterly basis or more often as necessary.

The Group writes off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

The Group sells certain loans to third-party purchasers and retains servicing rights. The Group accounts for the loan sales in accordance with ASC Topic 860, Transfers and Servicing. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

1.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors.

2.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets.

3.	The transferor does not maintain effective control of the transferred assets.

(k) Interest receivable

Interest on loans receivable, is accrued and recognized as income when earned. Accrual of interest is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal (e.g. when the loans have been past due by 90 days). Subsequent recognition of income for loans in non-accrual status occurs only to the extent payment is received, subject to the management’s assessment of the collectability of the remaining interest and principal. Loans are restored to an accrual status when they are no longer delinquent and collectability of interest and principal is probable.

(l) Property, equipment and software, net

Property, equipment and software are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, equipment and software is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life	Estimated residual value
Vehicles	5 years	5%
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3-5 years	5%
Software	5 years	nil
Leasehold improvements	Lesser of the lease terms or the estimated useful lives of the assets	nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposal of equipment and software is the difference between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of comprehensive income.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2013, and 2014.

(n) Safeguard Program

The Group maintains a Safeguard Program for the benefit of marketplace investors using its P2P lending marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the safeguard program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. The Group’s obligation under the Safeguard Program at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the safeguard program. Generally, contracts entered into prior than November 2013 do not specify the amounts to be contributed to the safeguard program, so a receivable is not recorded. Contracts entered into after November 2013 generally do specify the amounts to be contributed to the safeguard program and, thus, receivables were recorded.

At loan inception, the Group determines the Safeguard Program contributions based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. Majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. The Group regularly reviews the contribution percentages to ensure that the total Safeguard Program contributions, including both upfront and subsequent contributions, are based on the estimated fair value of the probability of loss at loan inception. Such contribution percentages vary depending on the probability of losses of the loans covered by the Safeguard Program.

As of December 31, 2013 and 2014, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the safeguard program in relation to the existing loans is estimated to be US$23,475 thousand and US$17,714 thousand, respectively.

A summary of the Company’s Safeguard Program payable movement activities is presented below:

	Year ended December 31, 2013	Year ended December 31, 2014
	(USD’000)	(USD’000)
Opening balance	11,938	22,446
Liability arising from new business	23,151	32,076
Net payouts during the year	(13,033)	(37,833)
Net change in provision	(120)	13
Foreign exchange losses/(gains)	510	(97)
Ending balance	22,446	16,605

(o) Revenue recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

P2P marketplace lending services

The Group generates transaction and service fees by providing P2P lending services to the users of its lending marketplace. The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “account management”); and,

c)	administering a Safeguard Program.

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the P2P marketplace lending transactions contain the following multiple elements: loan matching; account management and administration of the Safeguard Program. The Group receives payments from both marketplace investors and borrowers at loan inception and over the term of the loan which are for loan matching, account management and Safeguard Program administration services provided to the parties. The total expected amount to be received from both the marketplace investors and borrowers is first allocated to the safeguard program payable in accordance with ASC Topic 460, Guarantees. The remaining amount is allocated to loan matching and account management services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available.

Transaction revenue is recognized for loan matching at loan inception. Servicing revenue is recognized over the loan term on a straight line basis as the account management services and Safeguard Program administration services are provided. The difference between the account management fees collected and servicing revenue recognized is recorded as deferred revenue.

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in Other revenue in the Consolidated Statements of Comprehensive Income.

(p) Servicing expense

Servicing expenses are expensed as incurred and consists primarily of salaries and benefits for the staff of the Group’s data verification centers, which perform credit assessment and account management services.

(q) Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$82 thousand and US$284 thousand for the years ended December 31, 2013 and 2014 respectively.

(r) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative and research and development personnel, rental, professional service fees, and other expenses. Research and development expenses were US$1,607 thousand and US$2,306 thousand for the years ended December 31, 2013 and 2014, respectively.

(s) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding amount reflected in additional paid-in capital. The amount of accumulated compensation costs recognized at any date is at least equal to the portion of the grant date fair value of the vested awards at that date.

The estimate forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change.

(t) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

(u) Government grants

From time to time, the Group receives government grants in the PRC from various levels of local governments which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on the use of the funds. Accordingly, the government grants are recorded as other income in the consolidated statement of comprehensive income in the period the subsidy is received.

(v) Taxation

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(w) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and vesting of incentive shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(x) Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(y) Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The Group is currently evaluating the method of adoption and the impact ASU 2014-09 will have on the Group’s consolidated financial position, results of operations, cash flows, and disclosures.

In July 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2014-12 is not expected to have significant impact on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance regarding management’s responsibility to (i) evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and (ii) provide related footnote disclosures. ASU 2014-15 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a significant impact on the Group’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis,” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early application is permitted, including adoption in an interim period. The adoption of ASU 2015-02 is not expected to have a significant impact on the Group’s financial statements.

3. Loans receivable, net

Loans receivable consist of the following:

	As of December 31,
	2013	2014
	US$’000	US$’000
Personal loans	3,767	10,696

Allowance for loan losses
Individually assessed	(37)	(101)
Collectively assessed	(99)	(105)

Allowance for loan losses	(136)	(206)

Loans receivable, net	3,631	10,490

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and generally do not have collateral. The interest rates of these loans ranged between 15.6%~25.4% and 15.6%~25.4% for the years ended December 31, 2013 and 2014, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group sold loans receivable in the amount of US$7,426 thousand to independent third parties during the year ended December 31, 2014 (2013: nil), which is net of US$310 thousand of allowance for loan losses.

The activity in the allowance for loan losses for the years ended December 31, 2013 and 2014 consisted of the following

	As of December 31,
	2013	2014
	US$’000	US$’000
Beginning balance	3	136
Provisions	133	580
Write-offs	—	(200)
Release of allowance related to loans receivable sold	—	(310)

Ending balance	136	206

The following table represents the aging of loans as of December 31, 2013 and 2014 (US$’000):

	1-89 days past Due	90-179 days past due	180-365 days past Due	Over 1 year past Due	Total past due	Current	Total loans
December 31, 2013	37	34	151	15	237	3,530	3,767

December 31, 2014	31	39	122	34	226	10,470	10,696

Loans receivable amounting to US$200 thousand and US$195 thousand as of December 31, 2013 and 2014, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2013	2014
	US$’000	US$’000
Prepayments and deposits	1,580	1,851
Employee advances	504	954
Interest receivable	7	195
Loans receivable due from employees(1)	267	165
Accounts receivable	84	71
Funds held by third party payment companies(2)	559	—
Amounts due from a related party(3)	399	—
Others	210	254

	3,610	3,490

(1)	In March 2013, the Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. These loans are interest free, and have a 3-year term maximum for each employee at one time.
(2)	The Group has accounts with third party payment companies to facilitate the transfer of loan funds between to marketplace investors and borrowers for its P2P marketplace matching service. The balance of funds held by third party payment companies mainly includes funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days.
(3)	The receivables from a related party arise mainly from cash advances paid to the director of the Company. The receivables are unsecured, interest-free and have no fixed terms of repayment. No provisions had been made against the amounts due from the related party.

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2013	2014
	US$’000	US$’000
Vehicle	357	622
Office furniture and equipment	244	331
Computer and electronic equipment	1,077	2,298
Software	100	99
Leasehold improvements	821	1,322

Total	2,599	4,672
Less: Accumulated depreciation	(1,050)	(1,850)

Property, equipment and software, net	1,549	2,822

Depreciation expenses for the years ended December 31, 2013 and 2014 was US$345 thousand and US$800 thousand, respectively.

6. Borrowings

	As of December 31,
	2013	2014
	US$’000	US$’000
Short-term bank borrowing	—	1,634
Loan due to a related party	—	250

	—	1,884

In November 2014, one of the Group’s subsidiaries entered into a loan agreement with a commercial bank for a principal amount of US$1,634 thousand, which was guaranteed by the Group’s subsidiaries China Risk Finance LLC (China) Co., Ltd and CRF Finance Lease Co., Ltd. This short-term bank borrowing is due on November 10, 2015 and bears an interest rate at 8.5% per annum. The agreement does not contain any restrictive loan covenant.

In May 2014, the Company entered into loan agreements with several shareholders of the Company for a total principal amount of US$1,500 thousand. US$1,250 thousand of these loans were repaid in August 2014 together with interest in the amount of US$42.5 thousand and the balance of US$250 thousand together with interest in the amount of US$23 thousand were repaid in February 2015. These loans were used as capital injection into one of the Group’s subsidiaries in the PRC.

7. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan of US$2,063 thousand and US$4,010 thousand for the years ended December 31, 2013 and 2014, respectively.

8. Accrued liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2013	2014
	US$’000	US$’000
Payroll and related liabilities	4,182	6,325
Other tax payable	1,699	2,854
Professional service fee accruals	334	666
Payables to customers(1)	559	—
Others	889	565

	7,663	10,410

(1)	The Group has accounts with third party payment companies to facilitate the transfer of loan funds between marketplace investors and borrowers for its P2P marketplace matching service. The balance of payables to customers mainly includes funds received from borrowers but not yet transferred to accounts of marketplace investors due to settlement time lag. The settlement time lag is generally less than 5 days.

9. Other income, net

Other income, net consists of the following:

	For the Year Ended December 31,
	2013	2014
	US$’000	US$’000
Government grants	464	864
Fair value changes of investments held for trading	204	339
Interest income on bank deposits	211	75
Other expenses	(28)	(11)

	851	1,267

10. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

USA

China Risk Finance LLC (before the our Reorganization) and our subsidiaries China Capital Finance LLC and HML China LLC, which were established in the United States, are fiscally transparent for U.S. federal income tax and state income tax purposes and therefore not subject to tax. In August 2015, China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with the PRC. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding tax, as it does not have any retained earnings for any of the periods presented.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2013		2014
	US$’000		US$’000
Profit before income tax expenses	5,082		484

Income tax at statutory rates in the PRC	1,271	25%	121	25%
Non-deductible expenses	152	3%	288	60%
Different tax rates in other jurisdictions	92	2%	232	48%
Change in valuation allowance	(183)	(4%)	(288)	(60%)

Income tax expense/Effective tax rate	1,332	26%	353	73%

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2013	2014
	US$’000	US$’000
Deferred tax assets:
Accruals for payroll and other costs	894	1,302
Allowance for loan losses	34	52
Net operating loss carry forwards	691	1,346
Deferred revenue and other temporary difference	1,724	433

Subtotal	3,343	3,133
Less: valuation allowance	(3,343)	(3,055)

Total deferred tax assets, net	—	78

Deferred tax liabilities:
Fair value changes of investments held for trading	—	(78)

Total deferred tax liabilities	—	(78)

Net deferred tax assets	—	—

Movement of valuation allowance

	For the Year Ended December 31,
	2013	2014
	US$’000	US$’000
Balance at beginning of the year	3,526	3,343
Current year reversal	(183)	(288)

Balance at end of the year	3,343	3,055

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the net deferred tax assets as of December 31, 2013 and 2014, respectively, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As of December 31, 2014, the Group had net operating tax loss carry forwards amounted to US$5,384 thousand which will expire from 2015 to 2019 if not used.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

11. Ordinary shares

In July 2004, China Risk Finance LLC was formed as a limited liability company in Delaware, USA with issuance of 12,623,530 ordinary shares at nil par value.

In connection with the Group’s Reorganization completed in August 2015, all of China Risk Finance LLC’s ordinary shares and preferred shares were exchanged for equal amounts of ordinary shares and preferred shares of China Rapid Finance Limited with equivalent rights and preferences. The par value for each ordinary share and preferred share of China Rapid Finance Limited is US$0.0001.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2013 and 2014, the Company has 15,996,473 ordinary shares (including 2,349,413 vested incentive shares) and 16,110,302 ordinary shares (had including 2,463,242 vested incentive shares) outstanding, respectively.

12. Redeemable convertible preferred shares

From November 2005 through December 2005, the Company issued 4,912,934 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$0.73276 per share for cash of US$3,600 thousand and incurred issuance cost of US$117 thousand. From December 2006 through May 2008, the Company issued 14,084,239 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$1.43854 per share for cash of US$20,261 thousand and incurred issuance cost of US$1,144 thousand. The Series A and Series B shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a public offering of the Company’s shares wherein the price paid by the public for each share shall be at least US$5.75416 per share and net proceeds are at least US$50,000 thousand immediately following the public offering (the “Qualified Public Offering”).

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid rateably on the outstanding Preferred Shares (on an as converted to common stock basis) and the ordinary shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into ordinary shares at the same applicable conversion price.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company’s article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, dissolution or winding-up of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company.

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series B Shares shall rank senior to Series A Shares and ordinary shares, and Series A Shares shall rank senior to ordinary shares.

The holders of Series B Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series B Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B Shares then held by such holder, and (b) Series B Shares’ pro rata share of all amounts being distributed if such Series B Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series B Liquidation Value”).

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

Redemption

At any time on or after October 17, 2013, for Series A Shares and Series B Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding (“Redemption Date”), the Company shall redeem all of the respective outstanding Preferred Shares in that series by delivering a promissory note. Certain terms of the promissory note shall be mutually agreed by the Company and the Preferred Shares holders in order to issue the promissory note. The redemption prices of Series A Shares and B Shares are equal to the Series B Liquidation Value and Series A Liquidation Value calculated as of the closing date for such redemption, respectively.

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2013 and 2014. The accretion of Preferred Shares was US$2,396 thousand and US$1,909 thousand for the year ended December 31, 2013 and 2014, respectively.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2013 and 2014 are summarized below:

	Series A Shares		Series B Shares
	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000
Balance as of January 1, 2013	4,912,934	5,602	14,084,239	28,203
Accretion on convertible redeemable preferred shares to redemption value	—	330	—	2,066

Balance as of December 31, 2013	4,912,934	5,932	14,084,239	30,269
Accretion on convertible redeemable preferred shares to redemption value	—	288	—	1,621

Balance as of December 31, 2014	4,912,934	6,220	14,084,239	31,890

13. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan (“Plan”) under which the Company reserved certain ordinary shares as incentive shares for the issuance of incentive awards to employees and individual advisors who render services to the Group. As of December 31, 2014, the Company’s total approved incentive shares available for grants under the Plan was 4,896,635. All of the Company’s outstanding incentive shares are equity-classified. Incentive shares granted to employees vest over three to five years of their continuous service starting from the grant date. All incentive shares are first granted to the grantees as unvested shares and are subject to a “reserved amount”, which shall be repaid to the Company upon the occurrence of certain events including disposal of incentive shares by the holders or the Company is involved in a merger or is liquidated. Incentive shares can only be sold by the holders of incentive shares after they are vested.

A summary of the incentive shares activities under the Company’s Incentive Shares Plan for the year ended December 31, 2013 and 2014 is presented below:

	Number of incentive shares	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares as of January 1, 2013	614,449	0.0590
Granted	1,284,118	0.0918
Vested	(144,075)	0.0466
Forfeited	(54,927)	0.0825

Non-vested incentive shares as of December 31, 2013	1,699,565	0.0841

Granted	899,600	0.8561
Vested	(113,829)	0.0301
Forfeited	(213,000)	0.5429

Non-vested incentive shares as of December 31, 2014	2,272,336	0.3494

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The Company recognized share-based compensation expense for incentive shares of US$51 thousand and US$180 thousand as “general and administrative expenses” in the consolidated statements of comprehensive income for the year ended December 31, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, there were US$101 thousand and US$466 thousand in total unrecognized compensation expense related to incentive shares respectively, which is expected to be recognized over a weighted-average period of 3.5 and 3.2 years, respectively.

The grant date fair value of each incentive share is calculated using a binomial option pricing model by the Company. The fair value of each incentive share grant was estimated on the date of grant with the following assumptions:

	For the Year Ended December 31,
	2013	2014
Expected volatility	66.61%	66.61%
Risk-free interest rate (per annum)	3.35%	4.29%
Expected dividend yield	0%	0%
Expected forfeiture rate (post-vesting)	0%	0%

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares. The Company has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

14. Earnings (loss) per share

Basic and diluted net earnings (loss) per share for each of the years presented are calculated as follows:

	For the Year Ended December 31,
	2013	2014
	US$	US$
	(in thousands, except per share data)
Net profit:	3,750	131
Accretion on Series A preferred shares redemption value	(330)	(288)
Accretion on Series B preferred shares redemption value	(2,066)	(1,621)
Allocation to preferred shareholders	(735)	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)

Numerator:
Net profit (loss) attributable to ordinary shareholders—basic	619	(1,778)
Net profit (loss) attributable to ordinary shareholders—dilutive	619	(1,778)
Denominator:
Weighted average number of ordinary shares outstanding—basic	15,977,212	16,084,124
Potential dilutive shares:
—Unvested incentive shares	1,528,920	—

Weighted average number of ordinary shares outstanding—diluted	17,506,132	16,084,124

Earnings (loss) per share attributable to ordinary shareholders
—Basic	0.04	(0.11)

—Diluted	0.04	(0.11)

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The following ordinary share equivalents were excluded from the computation of diluted net earnings (loss) per share for the periods presented because including them would have been anti-dilutive:

	As of December 31,
	2013	2014
Series A and B preferred shares outstanding	18,997,173	18,997,173
Unvested incentive shares	—	2,155,192

Total	18,997,173	21,152,365

15. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	Over 3 years
Operating lease obligations (US$’000)	7,138	3,928	2,981	229

The Group recorded rental expense of US$2,479 thousand and US$3,943 thousand in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2013 and 2014, respectively.

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the safeguard program, as of December 31, 2013 and 2014.

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2014, the Group is not a party to any material legal or administrative proceedings.

16. Subsequent events

The Group evaluated subsequent events through September 28, 2015, which is that date when the consolidated financial statements were issued.

In January 2015, the Group granted 753,500 incentive shares to its employees and an individual advisor under its Incentive Share Plan.

On February 20, 2015, the Company issued convertible promissory notes of US$2,500 thousand with non-compounding interest of 12% per annum. These promissory notes were redeemed for US$2,658 thousand on August 31, 2015.

From February 21, 2015 through June 25, 2015, the Company issued unsecured convertible promissory notes in the aggregate principal amount of US$30,300 thousand with non-compounding interest at 8% per annum.

On July 1, 2015, the Company issued 1,469,230 shares of Series C redeemable convertible preferred shares for US$26.64 per share for cash of US$5,000 thousand and the conversion of aforementioned promissory notes amounting to US$30,300 thousand previously issued.

On August 18, 2015, the Company’s subsidiary HML China Investment LLC established a new wholly owned subsidiary, Shanghai HML Asset Management Co., Ltd. (“Shanghai HML”) for future business expansion. The registered capital of Shanghai HML is US$5,000 thousand and Shanghai HML has not yet commenced its business operation up to the date of issuance of these consolidated financial statements.

17. Unaudited pro forma loss per share

Immediately prior to the completion of the Company’s Initial Public Offerings (“IPO”), all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.

Unaudited pro forma basic and diluted net income per share is presented assuming the automatic conversion of all of the outstanding preferred shares into ordinary shares at a conversion ratio of 1:1 as described in Note 12 occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

December 31, 2014
US$
(in thousands, except per share data)
Numerator
Net loss attributable to ordinary shareholders	(1,778)
Add back accretion on convertible redeemable preferred shares to redemption value	1,909

Numerator for pro forma basic and diluted earnings per share	131

Denominator:
Weighted average number of ordinary shares outstanding	16,084,124
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	4,912,934
Pro forma adjustment for Preferred Series B Shares	14,084,239

Denominator for pro forma basic earnings per share	35,081,297
Potential dilutive shares:
—Unvested incentive shares	2,155,192

Denominator for pro forma diluted earnings per share	37,236,489
Pro forma earnings per share attributable to ordinary shareholders:
—Basic	0.00

—Diluted	0.00

18. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2013 and 2014, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was US$8,500 thousand, or 88% of the Group’s total consolidated net assets as of December 31, 2014.

19. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “share of profit of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

Parent Company Balance Sheets

	As of December 31,
	2013	2014
	US$’000	US$’000
Assets
Cash and cash equivalents	202	109
Amounts due from subsidiaries and other related parties	4,005	3,158
Investment in subsidiaries	5,196	10,391

Total assets	9,403	13,658

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Accrued liabilities	22	22
Amounts due to subsidiaries	—	3,943

Total liabilities	22	3,965

Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2013 and 2014)	5,932	6,220
Series B preferred shares (US$0.0001 par value; 13,910,452 shares issued and outstanding as of December 31, 2013 and 2014)	30,269	31,890

Total mezzanine equity	36,201	38,110

Shareholders’ deficit:
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 15,996,473 and 16,110,302 shares issued and outstanding as of December 31, 2013 and 2014, respectively	2	2
Accumulated other comprehensive income	1,504	1,505
Accumulated deficit	(28,326)	(29,924)

Total shareholders’ deficit	(26,820)	(28,417)

Total liabilities, mezzanine equity and shareholders’ deficit	9,403	13,658

Parent Company Statements of comprehensive income

	For the Year Ended December 31,
	2013	2014
	US$’000	US$’000
Operating expenses
General and administrative expenses	(588)	(505)

Loss from operations	(588)	(505)
Share of profits of subsidiaries	4,338	694

Other expense:
Interest expense	—	(58)

Net profit	3,750	131
Accretion on Series A convertible redeemable preferred shares to redemption value	(330)	(288)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,066)	(1,621)
Allocation of net profit to participating preferred shareholders	(735)	—

Net profit (loss) attributable to ordinary shareholders	619	(1,778)

Net profit	3,750	131
Foreign currency translation adjustment, net of nil tax	142	1

Comprehensive income	3,892	132

Parent Company Statements of cash flows

	For the Year Ended December 31,
	2013	2014
	US$’000	US$’000
Net cash (used in)/provided by operating activities	(139)	4,407

Net cash used in investing activities	—	(4,500)

Net decrease in cash and cash equivalents	(139)	(93)
Cash and cash equivalents at beginning of year	341	202

Cash and cash equivalents at end of year	202	109

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	US$	US$	US$ Pro forma (Note 18)
Assets
Cash and cash equivalents	5,813	23,777	23,777
Restricted cash	5,218	6,841	6,841
Investments held for trading	3,182	2,585	2,585
Loans receivable, net of allowance for loan losses US$206 thousand and US$105 thousand as of December 31, 2014 and September 30, 2015, respectively	10,490	1,186	1,186
Safeguard Program receivable	10,284	6,036	6,036
Receivables, prepayments and other assets	3,490	16,884	16,884
Property equipment and software, net	2,822	3,515	3,515

Total assets	41,299	60,824	60,824

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Liabilities:
Borrowings	1,884	1,572	1,572
Safeguard Program payable	16,605	12,586	12,586
Accrued liabilities	10,410	20,730	20,730
Income tax payable	2,079	1,984	1,984
Deferred tax liabilities	—	604	604
Deferred revenue	628	736	736

Total liabilities	31,606	38,212	38,212

Commitments and contingencies (Note 16)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 4,912,934 shares issued and outstanding as of December 31, 2014 and September 30, 2015, and nil outstanding on a pro forma basis as of September 30, 2015)	6,220	6,436	—
Series B preferred shares (US$0.0001 par value; 14,084,239 shares issued and outstanding as of December 31, 2014 and September 30, 2015, and nil outstanding on a pro forma basis as of September 30, 2015)	31,890	33,106	—
Series C preferred shares (US$0.0001 par value; nil and 1,469,230 shares issued and outstanding as of December 31, 2014 and September 30, 2015, and nil outstanding on a pro forma basis as of September 30, 2015)	—	39,147	—

Total mezzanine equity	38,110	78,689	—

Shareholders’ (deficit) equity:
Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 16,110,302 and 16,256,248 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively, and 36,722,651 outstanding on a pro forma basis as of September 30, 2015	2	2	4
Additional paid-in capital	—	—	78,687
Accumulated other comprehensive income	1,505	1,115	1,115
Accumulated deficit	(29,924)	(57,194)	(57,194)

Total shareholders’ (deficit)/equity	(28,417)	(56,077)	22,612

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	41,299	60,824	60,824

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Nine Months Ended September 30, 2014		For the Nine Months Ended September 30, 2015
	US$		US$
Gross transaction and service fee	40,885		45,537

Customer acquisition incentive	—		3,690

Revenue:
Transaction and service fees (net of customer acquisition incentive)		40,885		41,847
Other revenue		666		753

		41,551		42,600
Allowance for loan losses		(376)		(3,835)
Business related taxes and surcharges		(1,959)		(2,412)

Net Revenue		39,216		36,353

Operating expense:
Servicing expenses		(5,808)		(9,734)
Sales and marketing expenses		(20,832)		(21,591)
General and administrative expenses		(17,262)		(27,462)

Total operating expenses		(43,902)		(58,787)

Other income (expense):
Other income (expense), net		1,178		(2,699)

Loss before income tax expense		(3,508)		(25,133)
Income tax expense		(314)		(616)

Net loss		(3,822)		(25,749)
Accretion on Series A convertible redeemable preferred shares to redemption value		(216)		(216)
Accretion on Series B convertible redeemable preferred shares to redemption value		(1,216)		(1,216)
Accretion on Series C convertible redeemable preferred shares to redemption value		—		(490)

Net loss attributable to ordinary shareholders		(5,254)		(27,671)

Net loss		(3,822)		(25,749)
Foreign currency translation adjustment, net of nil tax		318		(390)

Comprehensive loss		(3,504)		(26,139)

Weighted average number of ordinary shares used in computing net loss per share
Basic		16,077,890		16,224,408
Diluted		16,077,890		16,224,408
Loss per share attributable to ordinary shareholders
Basic		(0.33)		(1.71)
Diluted		(0.33)		(1.71)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ DEFICIT

(US$ in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of share outstanding	Amount
		US$	US$	US$	US$	US$
Balance as of December 31, 2013	15,996,473	2	—	1,504	(28,326)	(26,820)

Share-based compensation	—	—	152	—	——	152
Vesting of incentive shares	113,829	—	—	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(152)	—	(64)	(216)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	(1,216)	(1,216)
Foreign currency translation adjustments	—	—	—	(318)	—	(318)
Net loss	—	—	—	—	(3,822)	(3,822)

Balance as of September 30, 2014	16,110,302	2	—	1,186	(33,428)	(32,240)

Balance as of December 31, 2014	16,110,302	2	—	1,505	(29,924)	(28,417)

Share-based compensation
Vesting of incentive shares	145,946	—	401	—	—	401
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(216)	—	—	(216)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(185)	—	(1,031)	(1,216)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(490)	(490)
Foreign currency translation adjustments	—	—	—	(390)	—	(390)
Net loss	—	—	—	—	(25,749)	(25,749)

Balance as of September 30, 2015	16,256,248	2	—	1,115	(57,194)	(56,077)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015
	US$	US$
Cash flows from operating activities:
Net loss	(3,822)	(25,749)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Allowance for loan losses	376	3,835
Depreciation	654	917
Fair value changes of investments held for trading	(537)	(609)
Share-based compensation	152	401
Loss on extinguishment of convertible promissory note	—	2,232
Accretion of convertible promissory note	—	843
Change in fair value of the derivatitives	—	688
Changes in operating assets and liabilities:
Safeguard Program assets and liabilities(1)	(4,410)	(986)
Investments held for trading	90	1,094
Loans receivable	2,242	5,242
Receivables, prepayments and other assets	419	(5,057)
Accrued liabilities	9,689	2,409
Deferred tax liabilities	—	616
Income tax payable	311	(16)
Deferred revenue	32	134

Net cash provided by/(used in) operating activities	5,196	(14,006)

Cash flows from investing activities:
Purchase of property, equipment and software	(1,705)	(1,733)

Net cash used in investing activities	(1,705)	(1,733)

Cash flows from financing activities:
Proceeds from borrowings	1500	—
Repayment of borrowings	(1,250)	(250)
Proceeds from issuance of convertible redeemable preferred shares	—	5,000
Payment of convertible redeemable preferred shares issuance costs	—	(483)
Proceeds from issuance of convertible promissory notes	—	32,800
Payment of redemption of convertible promissory notes	—	(2,500)

Net cash provided by financing activities	250	34,567

Effect of exchange rate changes on cash and cash equivalents	(223)	(864)

Net increase in cash and cash equivalent	3,518	17,964
Cash and cash equivalents at beginning of period	13,946	5,813

Cash and cash equivalents at end of period	17,464	23,777

Supplemental disclosure of cash flow information
Cash paid for income taxes	2	2
Cash paid for interest	43	183

Supplemental disclosure of non-cash operating, investing and financing activities
Accruals related to purchase of equipment and software	—	45
Accretion on convertible redeemable preferred shares to redemption value	1,432	1,922
Conversion of convertible promissory notes to Series C convertible redeemable preferred shares	—	31,908

(1)	The majority of the safeguard program assets and liabilities (namely, restricted cash, Safeguard Program receivable and Safeguard Program payable) do not flow through the Group’s cash accounts. The non-cash transactions related to the Safeguard Program that flowed directly through restricted cash for the Safeguard Program are as follows:

	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015
Increase in restricted cash for Safeguard Program	32,990	44,046
Decrease in restricted cash for Safeguard Program	(42,580)	(42,581)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

China Rapid Finance Limited (the “Company”), formerly known as China Risk Finance LLC, was formed in Delaware, United States of America (the “USA”) on July 12, 2004. The Company, through its subsidiaries (collectively, the “Group”) is principally engaged in providing a peer-to-peer (“P2P”) consumer lending marketplace for lenders (“marketplace investors”) and borrowers in the People’s Republic of China (the “PRC” or “China”) with predictive selection technology “PST”, automated decisioning technology “ADT”, non-credit data analytic and risk-based pricing capabilities, to serve marketplace investors and borrowers both online and through a physical network of over one hundred data verification centres. The Group also engages in the micro-credit lending business through one of its subsidiaries.

In 2015, the Company undertook a series of reorganization transactions to redomiclie its business from the USA to the Cayman Islands (the “Reorganization”). The main purpose of the Reorganization is to establish a Cayman Islands holding company in preparation for its initial public offering.

On August 18, 2015 China Risk Finance LLC was converted from a Delaware limited liability company to a Cayman Islands exempted company by way of continuation, and in conjunction therewith, its name was changed to China Rapid Finance Limited. In connection with the Reorganization, all of China Risk Finance LLC’s ordinary shares were exchanged for ordinary shares of China Rapid Finance Limited with equivalent rights. The Series A, Series B and Series C preferred shares of China Risk Finance LLC were cancelled in exchange for an equivalent number of Series A, Series B and Series C preferred shares of China Rapid Finance Limited with equivalent rights and preferences before and after the Reorganization.

Upon the completion of the Reorganization, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statements.

As of September 30, 2015, the Company’s principal subsidiaries are as follows:

Name	Percentage of ownership		Date of incorporation	Place of incorporation
China Risk Finance LLC (China) Co., Ltd. (“CRF China”)	100%		July 15, 2005	Shanghai, the PRC
CRF Wealth Management Co., Ltd. (“Wealth management”)	100%		February 5, 2013	Shenzhen, the PRC
Shanghai Shouhang Business Management Co., Ltd. (“Shanghai Shouhang”)	100%		July 11, 2002	Shanghai, the PRC
Capital Financial Co., Ltd. (“Beijing Shouhang”)	100%		August 4, 2005	Beijing, the PRC
Haidong CRF Micro-credit Co., Ltd. (“Haidong CRF Micro-credit”)	100	%(1)	May 8, 2012	Qinghai, the PRC

(1)	CRF China holds 30% shares of Haidong CRF Micro-credit and 70% shares indirectly through nominee shareholders.

2. Summary of significant accounting policies

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the interim period financial information and with the instructions to Rule 10-01 of Regulation S-X.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim period condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim period unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. The condensed consolidated balance sheet at December 31, 2014 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2014.

(b) Principal of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including a subsidiary held by the Group through nominee shareholders. All significant intercompany transactions and balances have been eliminated.

Due to provincial regulations on size of individual shareholding percentages, a subsidiary of the Group, Haidong CRF Micro-credit, is 30% directly owned by the Group and 70% indirectly owned through nominee shareholders, the majority of which are immediate family members of the CEO and founder of the Group. Upon the formation of the subsidiary, the Group entered into nominee shareholding agreements with the nominee shareholders with the following key terms:

•	All of the capital for the formation of Haidong CRF Micro-credit was provided by the Group;

•	The Group has the all rights and obligations as if it is the direct shareholder;

•	The nominee shareholders hold the equity interest in it on behalf of the Group;

•	The Group can at anytime, at its discretion, have the nominee shareholders transfer their legal interest in Haidong CRF Micro-credit to a party specifically appointed by the Group; and

•	The nominee shareholding agreement shall be in force until the underlying legal interest has been transferred to the Group or a party specifically appointed by the Group.

The nominee shareholding agreements are legally enforceable.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for loan losses, valuation allowances for deferred tax assets, valuation of share-based awards, measurement of Safeguard Program payable, and allocation of considerations under revenue arrangements with multiple elements.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(d) Foreign currency and foreign currency translation

The United States dollar (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands and Delaware, USA. The functional currency of the Group’s PRC subsidiaries is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of comprehensive loss.

Assets and liabilities of the subsidiaries in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expenses items of the subsidiaries in PRC are translated into US$ at the average exchange rates prevailing during the reporting period. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit in the consolidated financial statements. The exchange rates used for translation on December 31, 2014 and September 30, 2015 were US$ 1.00= RMB6.1190 and RMB6.3613, respectively, being the index rates stipulated by the People’s Bank of China.

(e) Certain risks and concentration

Credit risk is one of the most significant risks for the Company’s micro-lending business. The Group records an allowance for loan losses based on its estimated probable losses against its loans receivable. Apart from the loans receivable, the Group’s financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments held for trading. As of December 31, 2014 and September 30, 2015, substantially all of the Group’s cash and cash equivalents, restricted cash and investments held for trading were held in major financial institutions located in the PRC and in the USA, which management considers to be of high credit quality. No individual customer accounted for more than 10% of net revenues for the year ended December 31, 2014 and the nine months ended September 30, 2015.

(f) Restricted cash

Restricted cash represents funds received from marketplace investors and borrowers and held in separate deposit accounts for the Safeguard Program.

(g) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The three levels of inputs that may be used to measure fair value include:

Level 1	:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3	:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, investments held for trading, loans receivable, Safeguard Program receivable, receivables, accrued liabilities, Safeguard Program payable and borrowings. The carrying amounts of loans receivable, receivables, prepayments and other assets, and accrued liabilities approximate their fair values due to the short-term maturity of these instruments. The carrying amount of borrowings and Safeguard Program receivable/payable approximate their fair values as the interest rates applied reflect the current quoted market yield for comparable borrowings (Level 2 inputs). The Group reports investments held for trading at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss based on the quoted closing price of the securities on the reporting date (Level 1 inputs).

The following tables set forth the Group’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in US$ thousands):

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments held for trading	3,182	—	—	3,182

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Investments held for trading	2,585	—	—	2,585

The fair value of the Group’s Level 1 financial assets are based on quoted prices in active market for identical assets. The fair value of the Group’s Level 3 financial assets are measured using the discounted cashflow from the financial assets based on the indicative interest rates as stated in the contracts with financial institutions. The discount rate adopted is the pervasive interest rate in the market.

The following table sets forth the activity of recurring fair values measurements categorized within Level 3 of the hierarchy:

	For the nine months end September 30,
	2014	2015
Beginning	90	—
Purchases	30	—
Disposal	(120)	—
Fair value of conversion option of 2015 Notes issued	—	2,724
Change in fair value	—	688
Settlement of conversion option upon exercise	—	(3,412)

Ending	—	—

Fair value movements of the Level 3 financial assets during the nine months ended September 30, 2014 and 2015 were insignificant.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group did not have any financial instruments that were measured at fair value on a non-recurring basis as of December 31, 2014 or September 30, 2015.

(h) Safeguard Program

The Group maintains a Safeguard Program for the benefit of marketplace investors using its marketplace. In the event of borrowers’ default, marketplace investors may be entitled to receive unpaid interest and principal under the terms of the Safeguard Program. At loan inception and upon subsequent loan repayments, a certain percentage of cash is collected and segregated by the Group in restricted cash accounts. For accounting purposes, at loan inception, the Group is required to record its Safeguard Program payable in accordance with ASC Topic 460, Guarantees. Accordingly, the payable is measured at its fair value. Once the lender is paid for a borrower’s default, any future amount recovered is to be contributed into Safeguard Program.

Subsequent to the loan’s inception, the safeguard program payable is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, meaning when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined on a pool basis, representing the obligation to make future payments under the Safeguard Program measured using the guidance in ASC Topic 450, Contingencies. The Group’s obligation under the Safeguard Program at any point in time is limited to the amount of the restricted cash balance stated on the balance sheet.

A Safeguard Program receivable is recognized at loan inception when the loan agreements specify the amount of future payments that will be contributed to the safeguard program. Contracts entered into specify the amounts to be contributed to the safeguard program and, thus, receivables were recorded.

At loan inception, the Group determines the Safeguard Program contributions based on the estimated fair value of the Safeguard Program liability. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. Majority of the Safeguard Program contributions are collected upfront and segregated in a designated account as restricted cash. Contributions that are collectible from subsequent repayments are less substantial. The Group regularly reviews the contribution percentages to ensure that the total Safeguard Program contributions, both upfront and future collections, determined equals to the estimated fair value of the probability of loss plus a profit margin at loan inception.

As of December 31, 2014 and September 30, 2015, the maximum potential amount, as determined under ASC Topic 460, payable to the lenders participating in the safeguard program in relation to the existing loans is estimated to be US$17,714 thousand and US$12,742 thousand, respectively.

A summary of the Company’s Safeguard Program payable movement activities is presented below:

	Year ended December 31, 2014	Nine months ended September 30, 2015
	(USD’000)	(USD’000)
Opening balance	22,446	16,605
Liability arising from new business	32,076	25,114
Net payouts during the year	(37,833)	(28,101)
Net change in provision	13	(461)
Foreign exchange gains	(97)	(571)
Ending balance	16,605	12,586

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(i) Revenue recognition

Revenue is recognized when each of the following criteria are met:

1)	Persuasive evidence of an arrangement exists;

2)	Services have been rendered;

3)	Pricing is fixed or determinable; and,

4)	Collectability is reasonably assured.

Marketplace lending services—Lifestlye loans

The Group generates transaction and service fees by providing marketplace lending services to the users of its lending marketplace. The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “account management”); and,

c)	administering a Safeguard Program.

The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. The Group has determined that the P2P marketplace lending transactions contain the following multiple elements: loan matching; account management and administration of the Safeguard Program. The Group receives payments from both marketplace investors and borrowers at loan inception and over the term of the loan which are for loan matching, account management and Safeguard Program administration services provided to the parties. The total expected amount to be received from both the marketplace investors and borrowers is first allocated to the safeguard program payable in accordance with ASC Topic 460, Guarantees. The remaining amount is allocated to loan matching and account management services using best estimated selling price, as neither vendor specific objective evidence or third party evidence of selling price is available.

Transaction revenue is recognized for loan matching at loan inception. Servicing revenue is recognized over the loan term on a straight line basis as the account management services and Safeguard Program administration services are provided. The difference between the account management fees collected and servicing revenue recognized is recorded as deferred revenue.

Marketplace lending services—Consumption loans

The Group, through Haidong CRF Micro-credit, launched Consumption loans at the beginning of 2015. These are short-term P2P loans that are made through the technology mobile platform with terms generally less than three months and loan principal generally of up to RMB6,000 (approximately US$950). The Group’s services consist of:

a)	matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan matching”);

b)	providing repayment processing services for the marketplace investors over the loan term, including following up on late repayments (referred to as “account management”).

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the marketplace investor and the borrower. The Group has determined that the Consumption loan transactions contain the following two elements: loan matching and account management. Although the Group provides loan matching service at loan inception and repayment service when the loan is due, the collection of both service fees is contingent upon actual repayments from the borrowers. Accordingly, the Group recognizes service fees relating to Consumption loans when upon repayment by the borrowers.

Incentives to investors

In order to incentivize investors, the Group provides incentives, who commit a certain amount of money to the program for a period of time to the marketplace investors who participate in the consumption loans determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is deferred as management considers that it is probable future revenue from the customer under the arrangement will exceed the customer acquisition incentive. The deferred amount is recognized as a reduction of revenue as future service fees are generated based on the first dollar earned. During the nine months ended September 30, 2015, the Group recorded cash incentive of US$6,154 thousand, of which US$3,690 thousand was recorded as a reduction of revenue. As of September 30, 2015, deferred cash incentive of US$2,417 thousand was included in Receivables, prepayments and other assets.

Micro-credit lending business

The Group recognizes interest income on loans using the effective interest method over the loan period. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal. Interest income is included in other revenue in the consolidated statements of comprehensive loss.

(j) Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, advertising and marketing promotion expenses, and other expenses incurred by the Group’s sales and marketing personnel. Advertising expenses were US$189 thousand and US$478 thousand for the nine months ended September 30, 2014 and 2015, respectively.

(k) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits (including share-based compensation) for general management, finance, administrative and research and development personnel, renal, professional services fees, and other expenses. Research and development expenses were US$1,295 thousand and US$3,267 thousand for the nine months ended September 30, 2014 and 2015, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Loans receivable, net

Loans receivable consist of the following:

	As of
	December 31, 2014	September 30, 2015
	US$’000	US$’000
Personal loans	10,696	1,291

Allowance for loan losses
Individually assessed	(101)	(11)
Collectively assessed	(105)	(94)

Allowance for loan losses	(206)	(105)

Loans receivable, net	10,490	1,186

This balance represents loans related to the micro-credit lending business of the Group. These loans are primarily micro loans made to individual customers with an original term up to three years and generally do not have collateral. The interest rates of these loans ranged between 15.6%~25.4% and 15.6%~23.9% for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively. Allowance on loan losses are estimated on a quarterly basis or more often as necessary based on the historical rate of defaults, the aging of the existing receivables and other relevant factors.

The Group sold loans receivable in the amount of US$8,510 thousand to independent third parties during the nine months ended September 30, 2015 (September 30, 2014: US$7,426 thousand), which is net of US$3,936 thousand of allowance for loan losses (September 30, 2014: US$310 thousand).

The activity in the allowance for loan losses in the year of 2014 and the nine months ended September 30, 2015 consisted of the following

	December 31, 2014	September 30, 2015
	US$’000	US$’000
Beginning balance	136	206
Provisions	580	3,835
Write-offs	(200)	(3,490)
Release of allowance related to loans receivable sold	(310)	(446)

Ending balance	206	105

The following table represents the aging of loans as of December 31, 2014 and September 30, 2015 (US$’000):

	1-89 days past due	90-179 days past due	180-365 days past due	Over 1 year past due	Total past due	Current	Total loans
December 31, 2014	31	39	122	34	226	10,470	10,696

September 30, 2015	23	41	95	36	195	1,096	1,291

Loans receivable amounting to US$195 thousand and US$172 thousand as of December 31, 2014 and September 30, 2015, respectively, were in non-accrual status. No loan receivable that has been past due for more than 90 days has interest income being accrued.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Receivables, prepayments and other assets

Receivables, prepayments and other assets consist of the following:

	As of
	December 31, 2014	September 30, 2015
	US$’000	US$’000
Funds held by third party payment companies(1)	—	8,566
Prepayments and deposits	1,851	3,522
Deferred incentive bonus	—	2,417
Loans receivable due from employees(2)	165	1,058
Employee advances	954	236
Accounts receivable	71	252
Others	449	833

	3,490	16,884

(1)	The Group has accounts with third party payment companies to facilitate the transfer of loan funds between to marketplace investors and borrowers for its P2P marketplace lending services. The balance of funds held by third party payment companies mainly includes: (i) funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag. The settlement time lag is generally less than 5 days; (ii) funds held on behalf of predictive selection technology loans market place investors.
(2)	The Company provided loans to the employees in good standing (meeting certain criteria that including service period, past performance rating, etc.) with a monthly repayment plan to meet their personal needs for purchasing property for themselves. As of December 31, 2014 and September 30, 2015, these loans carry monthly interest up to 1.5%.

5. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of
	December 31, 2014	September 30, 2015
	US$’000	US$’000
Vehicles	622	1,212
Office furniture and equipment	331	258
Computer and electronic equipment	2,298	2,900
Software	99	179
Leasehold improvements	1,322	1,647

Total	4,672	6,196
Less: Accumulated depreciation	(1,850)	(2,681)

Property, equipment and software, net	2,822	3,515

Depreciation expenses for the nine months ended September 30, 2014 and 2015 was US$654 thousand and US$917 thousand, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Borrowings

	As of
	December 31, 2014	September 30, 2015
	US$’000	US$’000
Short-term bank borrowing	1,634	1,572
Loan due to a related party	250	—

	1,884	1,572

In November 2014, one of the Group’s subsidiaries entered into a loan agreement with a commercial bank for a principal amount of US$1,634 thousand, which was guaranteed by the Group’s subsidiaries China Risk Finance LLC (China) Co., Ltd and CRF Finance Lease Co., Ltd. This short-term bank borrowing bore an interest rate at 8.5% per annum and was repaid on November 10, 2015. The agreement does not contain any restrictive loan covenant.

In May 2014, the Company entered into loan agreements with several shareholders of the Company for a total principal amount of US$1,500 thousand. US$1,250 thousand of these loans were repaid in August 2014 together with interest in the amount of US$42.5 thousand and the balance of US$250 thousand together with interest in the amount of US$23 thousand were repaid in February 2015. These loans were used as capital injection into one of the Group’s subsidiaries in the PRC.

7. Employee benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses related to this defined contribution plan of US$2,863 thousand and US$4,360 thousand for the nine months ended September 30, 2014 and 2015 respectively.

8. Accrued liabilities

Accrued liabilities consist of the following:

	As of
	December 31, 2014	September 30, 2015
	US$’000	US$’000
Funds held on behalf of marketplace investors	—	6,959
Payroll and related liabilities	6,325	5,197
Other tax payable	2,854	3,838
Funds payable to marketplace customers(1)	—	1,992
Professional service fee accruals	666	880
Others	565	1,864

	10,410	20,730

(1)	The balance of payable mainly includes funds received from borrowers but not yet transferred to accounts of marketplace investors due to the settlement time lag.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Other income (expense), net

Other income (expense), net consists of the following:

	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015
	US$’000	US$’000
Loss on extinguishment of convertible promissory notes	—	(2,232)
Interest expenses	(43)	(1,103)
Changes in fair value of the derivatives	—	(688)
Government grants	861	561
Fair value changes of investments held for trading	537	609
Interest income on bank deposits	68	246
Other expenses	(245)	(92)

	1,178	(2,699)

10. Taxation

As of December 31, 2014 and September 30, 2015, the Group has incurred net accumulated operating losses of US$1,346 thousand and US$22,483 thousand, respectively for income tax purposes. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets of US$3,055 thousand and US$6,236 thousand as of December 31, 2014 and September 30, 2015, respectively.

11. Ordinary shares

In July 2004, China Risk Finance LLC was formed as a limited liability company in Delaware, USA with issuance of 12,623,530 ordinary shares at nil par value.

In connection with the Group’s Reorganization completed in August 2015, all of China Risk Finance LLC’s ordinary shares and preferred shares were exchanged for equal amounts of ordinary shares and preferred shares of China Rapid Finance Limited with equivalent rights and preferences. The par value for each ordinary share and preferred share of China Rapid Finance Limited is US$0.0001.

The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.0001 par value for all periods presented in the consolidated financial statements. As of December 31, 2014 and September 30, 2015, the Company has 16,110,302 ordinary shares (including 2,463,242 vested incentive shares) and 16,256,248 ordinary shares (including 2,609,188 vested incentive shares) outstanding, respectively.

12. Convertible promissory notes

On February 20, 2015, the Company issued convertible promissory notes in the aggregated principal amount of US$2,500,000 to a third party investor with non-compounding interest at 12% per annum, maturing six months after the issuance date (the “Initial Notes”). From February 21, 2015 through June 25, 2015, the Company issued convertible promissory notes in the aggregate principal amount of US$30,300,000 to several third party investors with non-compounding interest at 8% per annum, maturing one year after their respective issuance dates (the “Subsequent Notes”). The Initial Notes and Subsequent Notes are collectively referred to as the 2015 Notes.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under the agreements, following the closing of the Company’s Series C convertible redeemable preferred shares (the “Series C Shares”) placement, the holders of 2015 Notes may (i) convert the outstanding principal plus accrued interest of the 2015 Notes into the Company’s Series C Shares or (ii) redeem them for cash in the amount of the outstanding principal plus accrued interest of the 2015 Notes. Alternatively, the 2015 Notes will automatically convert into the ordinary shares of the Company upon completion of a Qualified Public Offering as discussed in note 13 of these consolidated financial statements. For the Initial Notes, conversion will be made at the conversion price of 94% of the Series C Shares issuance price or 94% of the Qualified Public Offering issuance price as applicable, respectively. For the Subsequent Notes, conversion will be made at the conversion price of 90% of the Series C Shares issuance price or 90% of the Qualified Public Offering issuance price as applicable, respectively. The conversion option was bifurcated from the host contract and accounted for separately as a derivative and measured at fair value.

On July 1, 2015, following the Company’s placement of Series C Shares, the conversion option into Series C Shares was exercised by holders of the Subsequent Notes, resulting in an extinguishment loss of US$2,232 thousand. The Initial Note, including interest, was redeemed by its holder for US$2,660 thousand on August 31, 2015.

13. Redeemable convertible preferred shares

From November 2005 through December 2005, the Company issued 4,912,934 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$0.73276 per share for cash of US$3,600 thousand and incurred issuance cost of US$117 thousand. From December 2006 through May 2008, the Company issued 14,084,239 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$1.43854 per share for cash of US$20,261 thousand and incurred issuance cost of US$1,144 thousand.

On July 1, 2015, the Company issued 1,469,230 shares of Series C Shares for US$26.64 per share for cash of US$5,000 thousand, and the conversion of US$30,731 thousand Subsequent Notes previously issued at a conversion price per share of US$23.98. In connection with the offering of the Series C Shares, the Company incurred issuance costs of US$483 thousand.

The Series A, B and C shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into ordinary shares at the option of the preferred shares holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a public offering of the Company’s shares wherein the price paid by the public for each share shall be at least US$5.75416 per share and net proceeds are at least US$50,000 thousand immediately following the public offering (the “Qualified Public Offering”).

The Group determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Group will revaluate whether or not a beneficial conversion feature should be recognized.

Dividends

The holders of Preferred Shares are entitled to receive cumulative dividends prior and in preference to any payment of any dividend on the holders of Ordinary Shares at a rate of 8% of original issuance price per share per annum (the “Priority Return”).

After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid rateably on the outstanding Preferred Shares (on an as converted to common stock basis) and the ordinary shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into ordinary shares at the same applicable conversion price.

Voting

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The holders of the Preferred Shares also have certain veto rights including, but not limited to, amendment or waiver of any provision of the Company’s article of association in a manner that adversely alters or changes the rights, preferences, powers, privileges or restriction of Preferred Shares, dividend declaration and distribution on ordinary shares, appointment or removal of senior management.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, dissolution or winding-up of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company.

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series C Shares shall rank senior to Series B Shares, Series B Shares shall rank senior to Series A Shares, and Series A Shares shall rank senior to ordinary shares.

The holders of Series C Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series C Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C Shares then held by such holder, and (b) Series C Shares’ pro rata share of all amounts being distributed if such Series C Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series C Liquidation Value”).

The holders of Series B Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series B Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B Shares then held by such holder,

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

and (b) Series B Shares’ pro rata share of all amounts being distributed if such Series B Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series B Liquidation Value”).

The holders of Series A Shares shall receive the higher of: (a) the sum of (i) 100% of the original issue price and (ii) all unpaid Priority Return of Series A Shares with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Shares then held by such holder, and (b) Series A Shares’ pro rata share of all amounts being distributed if such Series A Share had been converted into ordinary shares pursuant of relevant provisions of the Company’s article of association hereof immediately prior to the defined liquidation event (the “Series A Liquidation Value”).

Redemption

At any time on or after October 17, 2013, for Series A Shares and Series B Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding, the Company shall redeem all of the respective outstanding Preferred Shares in that series. The redemption prices of Series A Shares and B Shares are equal to the Series B Liquidation Value and Series A Liquidation Value calculated as of the closing date for such redemption, respectively.

At any time on or after July 1, 2020, if requested by a majority holders of Series C Shares then outstanding, the Company shall redeem all of the outstanding Series C Shares. The redemption prices of Series C Shares are equal to the Series C Liquidation Value calculated as of the closing date for such redemption. In addition, no other class or series of capital stock shall be redeemable prior and in preference to the Series C Shares without the written consent of a majority holders of Series C Shares.

Accounting of Preferred Shares

The Company classified the Preferred Shares as mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified Public Offering, the effectiveness of a Qualified Public Offering is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified Public Offering. As such, the Company continued to recognize accretion of the Preferred Shares during 2014 and 2015. The accretion of Preferred Shares was US$1,432 thousand and US$1,922 thousand for the nine months ended September 30, 2014 and 2015, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s convertible redeemable preferred shares activities for the nine months ended September 30, 2014 and 2015 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		US$’000		US$’000		US$’000
Balance as of December 31, 2013	4,912,934	5,932	14,084,239	30,269	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	216	—	1,216	—	—

Balance as of September 30, 2014	4,912,934	6,148	14,084,239	31,485	—	—
Balance as of December 31, 2014	4,912,934	6,220	14,084,239	31,890	—	—
Issuance of Series C convertible redeemable preferred shares, net of issuance costs	—	—	—	—	1,469,230	38,657
Accretion on convertible redeemable preferred shares to redemption value	—	216	—	1,216	—	490

Balance as of September 30, 2015	4,912,934	6,436	14,084,239	33,106	1,469,230	39,147

14. Share-based compensation

In 2007, the Company adopted the Incentive Share Plan (“Plan”) under which the Company reserved certain ordinary shares as incentive shares for the issuance of incentive awards to employees and individual advisors who render services to the Group. As of September 30, 2015, the Company’s total approved incentive shares available for grants under the Plan was the lesser of (a) 9,499,144 and (b) ten percent of the outstanding ordinary shares equivalents, which shall include any equity or debt interest or security, including ordinary shares, convertible into or exchangeable for ordinary shares, (ii) any right, warrant or option to acquire any ordinary shares of the Company and (iii) any convertible or exchangeable equity or debt interest or security that is convertible or exchangeable for ordinary shares of the Company.

All of the Company’s outstanding incentive shares are equity-classified. Incentive shares granted to employees vest over three to five years of their continuous service starting from the grant date. All incentive shares are first granted to the grantees as unvested shares and are subject to a “reserved amount”, which shall be repaid to the Company upon the occurrence of certain events including disposal of incentive shares by the holders or the Company is involved in a merger or is liquidated. Incentive shares can only be sold by the holders of incentive shares after they are vested.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A summary of the incentive shares activities under the Company’s Incentive Shares Plan in the year of 2014 and the nine months ended September 30, 2015 is presented below:

	Number of incentive shares	Weighted average grant-date fair value
		(US$)
Non-vested incentive shares as of December 31, 2013	1,699,565	0.0841
Granted	899,600	0.8561
Vested	(113,829)	0.0301
Forfeited	(213,000)	0.5429

Non-vested incentive shares as of December 31, 2014	2,272,336	0.3494

Granted	753,500	3.3100
Vested	(145,946)	0.6644
Forfeited	(557,201)	0.4726

Non-vested incentive shares as of September 30, 2015	2,322,689	1.4269

Share-based compensation expense for incentive shares is recorded on a straight-line basis over the requisite service period, which is three to five years from the date of the grant. The Company recognized share-based compensation expense for incentive shares of US$152 thousand and US$401 thousand as “general and administrative expenses” in the consolidated statements of comprehensive loss for the nine months ended September 30, 2014 and 2015 respectively.

As of December 31, 2014 and September 30, 2015, there were US$466 thousand and US$2,450 thousand in total unrecognized compensation expense related to incentive shares respectively, which is expected to be recognized over a weighted-average period of 3.2 and 3.1 years, respectively.

The grant date fair value of each incentive share is calculated using a binomial option pricing model by the Company. The fair value of each incentive share grant was estimated on the date of grant with the following assumptions:

	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015
Expected volatility	66.61%	49.72%
Risk-free interest rate (per annum)	4.29%	3.44%
Expected dividend yield	0.00%	0.00%
Expected forfeiture rate (post-vesting)	0.00%	0.00%

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk free interest rate is estimated based on the yield to maturity of China treasury bonds based on the expected term of the incentive shares. The Company has not declared or paid any cash dividends on its capital stock, and does not anticipate any dividend payments on its ordinary shares in the foreseeable future. The estimated forfeiture rate is determined based on the fact that vested incentive shares would only be forfeited in the event of misconduct by the holders of the incentive shares.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2015
	US$	US$
	(in thousands, except per share data)
Net loss:	(3,822)	(25,749)
Accretion on Series A preferred shares redemption value	(216)	(216)
Accretion on Series B preferred shares redemption value	(1,216)	(1,216)
Accretion on Series C preferred shares redemption value	—	(490)

Net loss attributable to ordinary shareholders	(5,254)	(27,671)

Numerator:
Net loss attributable to ordinary shareholders—basic and dilutive	(5,254)	(27,671)
Denominator:

Weighted average number of ordinary shares outstanding—basic and diluted	16,077,890	16,224,408

Loss per share attributable to ordinary shareholders
—Basic and diluted	(0.33)	(1.71)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Group’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Group. For the nine months ended September 30, 2014 and 2015, the two-class method was not used in computing basic and diluted loss per share as the Group was in a net loss position.

16. Commitments and contingencies

(a) Operating lease

The Group has entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

Operating lease obligation (US$’000)
Remainder of 2015	1,897
2016	6,170
2017	3,345
2018	1,194
Thereafter	390

Total	12,996

The Group recorded rental expense of US$2,863 thousand and US$4,310 thousand in the consolidated statements of comprehensive loss during the months ended September 30, 2014 and 2015, respectively.

CHINA RAPID FINANCE LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b) Capital and other commitments

The Group did not have significant capital and other commitments, long-term obligations, or guarantees other than those relating to the safeguard program, as of December 31, 2014 and September 30, 2015.

(c) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of September 30, 2015, the Group is not a party to any material legal or administrative proceedings.

17. Subsequent events

The Group evaluated subsequent events through December 2, 2015 and there have been no events subsequent which require adjustment or disclosure in the interim condensed consolidated financial statements..

18. Unaudited pro forma balance sheets and loss per share

Immediately prior to the completion of the Company’s Initial Public Offerings (“IPO”), all of the preferred shares held by the existing shareholders will be automatically converted into ordinary shares on a one-for-one basis.

Unaudited pro forma balance sheet information as of September 30, 2015 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares at a conversion ratio of 1:1 as described in Note 13, as if the conversion had occurred as of September 30, 2015.

Unaudited pro forma basic and diluted net loss per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

Nine Months Ended September 30, 2015
US$
(in thousands, except per share data)
Numerator
Net loss attributable to ordinary shareholders	(27,671)
Add back accretion on convertible redeemable preferred shares to redemption value	1,922

Numerator for pro forma basic and diluted loss per share	(25,749)

Denominator:
Weighted average number of ordinary shares outstanding	16,224,408
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	4,912,934
Pro forma adjustment for Preferred Series B Shares	14,084,239
Pro forma adjustment for Preferred Series C Shares	489,743

Denominator for pro forma basic and diluted net loss per share	35,711,324

Pro forma net loss per share attributable to ordinary shareholders:	(0.72)

The effects of all outstanding incentive shares have been excluded from the computation of pro forma diluted net loss per share for the nine months ended September 30, 2015 as their effects would be anti-dilutive.

China Rapid Finance Limited

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreements filed as Exhibit 10.5 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of incentive shares to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

Convertible Note Sales

From February 21, 2015 through June 25, 2015, we issued and sold Subsequent Notes to 27 accredited investors in the aggregate principal amount of $30,300,000 with non-compounding interest at 8% per annum, $10,370,000 of which was issued to Broadline Capital XI LLC, $3,230,000 of which was issued to Broadline Capital XII LLC and the remaining portion was issued to other investors. The outstanding principal plus accrued interests on the Subsequent Notes was converted into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price set forth in the share purchase agreement of the Series C preferred share placement.

Series C Preferred Share Sales

On or around July 1, 2015, China Risk Finance LLC issued and sold 187,688 Series C preferred shares to Harvest Equity Company Limited, an accredited investor, at a price per share of US$26.64 and total consideration of $5,000,008.

On or around July 1, 2015, immediately after the initial closing of the Series C preferred share placement, the holders of the Subsequent Notes exercised their right to convert into Series C Preferred Shares at a conversion price of 90% of the Series C preferred share issuance price (at a conversion price per share of US$23.98), resulting in 1,281,542 Series C preferred shares being issued to the holders of the Subsequent Notes, including 439,841 Series C preferred shares being issued to Broadline Capital XI LLC and 135,245 Series C preferred shares being issued to Broadline Capital XII LLC.

Incentive Share Issuances

On January 31, 2015, we granted 718,500 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2019 and January 31, 2020.

On January 31, 2014, we granted 899,600 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2018 and January 31, 2019.

On January 31, 2013, we granted 1,192,000 incentive shares to certain of our officers, employees and advisors pursuant to our EISAs and AISAs with reserve amounts of $1.0789. These incentive shares will become vested in two equal tranches on January 31, 2017 and January 31, 2018.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on                     , 2015.

China Rapid Finance Limited

By:
	Name:	Dr. Zane Wang
	Title:	Chief Executive Officer and Executive Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Dr. Zane Wang and Kerry Shen as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Name: Dr. Zane Wang	Chief Executive Officer and Executive Director (principal executive officer)

Name: Kerry Shen	Chief Financial Officer (principal financial and accounting officer)

Name: Douglas L. Brown	Non-Executive Director

Name: Andrew Mason	Non-Executive Director

Name: Christopher Thorne	Non-Executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Rapid Finance Limited, has signed this Registration Statement or amendment thereto in on                     , 2015.

Authorized U.S. Representative

By:
Name:
Title:

CHINA RAPID FINANCE LIMITED

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Specimen American Depositary Receipt

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, dated as of , 2015 among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain other legal matters

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Series C Preferred Share Purchase Agreement dated July 1, 2015

10.2*	Amended and Restated Investor Rights Agreement dated July 1, 2015

10.3*	Amended and Restated Registration Rights Agreement dated July 1, 2015

10.4*	2015 Equity Incentive Plan

10.5*	Form of Indemnification Agreement with Executive Officers and Directors

10.6*	Form of Advisory and Incentive Share Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2*	Consent of Maples and Calder

23.3*	Consent of Haiwen & Partners

23.4†	Consent of Oliver Wyman Inc.

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters

*	To be filed by amendment.
†	Previously filed